Annual Report 2019

Annual Report 2019

Annual Report 2019 ecord sales continued in 2019, with $469.3 million in net sales, an increase of 8.2% Rcompared to 2018. The last three years we focused on passing the baton, as new leadership from within the company began to take over management positions. This transition to a new team of talented leaders resulted in a reduction in the average age of the management team, solidifying the company for long-term success. We invested for future growth, with the opening of a new parts and supply store in Tulsa, the ground breaking of a new manufacturing facility in Longview, the grand opening of the Norman Asbjornson Innovation Center research and development laboratory, and a substantial increase in the number of new and replacement automated sheet metal manufacturing machines. We are now positioned for significant growth. We are dedicated to maintain the lead and deliver the same continued excellence to our stockholders.

Water-Source Heat Pumps (½ - 230 tons) RQ SERIES WV SERIES & RN SERIES WH SERIES SA SERIES Product SB SERIES RZ/RL SERIES M2 SERIES Rooftop Units Family (2-240 tons) RQ SERIES Indoor Air Handling Units (800 - 100,000 + cfm) Company Profile V3 SERIES RZ/RL SERIES RN SERIES AON is engaged in the engineering, manufacturing, marketing and sale of air conditioning and F1 SERIES Packaged Outdoor Mechanical Rooms Aheating equipment consisting of standard, semi-custom and custom rooftop units, chillers, H3 SERIES (4-540 tons) packaged outdoor mechanical rooms, air handling units, condensing units, makeup air units, M3 SERIES LN SERIES SA SERIES LF SERIES energy recovery units, geothermal/water-source heat pumps, coils and controls. Since the founding M2 SERIES BOILER MECHANICAL ROOM of AAON in 1988, AAON has maintained a commitment to design, develop, manufacture and deliver innovative heating and cooling products to perform beyond all expectations and demonstrate the Outdoor Air Handling Units LZ SERIES (800 - 100,000 + cfm) value of AAON to our customers. FLUID COOLER RQ SERIES Condensing Units (2-230 tons) RZ/RL SERIES RN SERIES CL SERIES CB SERIES Self-Contained Units CN SERIES (3-70 tons) SA SERIES CF SERIES SB SERIES Controls Touchscreen M2 SERIES (WSHP, RTU, Controller VCC-X Self-Contained Unit, Coils Split System and Chiller) BOOSTER, HYDRONIC, Pioneer Silver and DX Pioneer Gold

AAON®

Product Family

Water-Source Heat Pumps
(½ - 230 tons)


RQ SERIES
RN SERIES
WV SERIES &
WH SERIES
SA SERIES
SB SERIES
RZ/RL SERIES
M2 SERIES

Rooftop Units
(2-240 tons)


RQ SERIES
RZ/RL SERIES
RN SERIES

Indoor Air Handling Units
(800 - 100,000 + cfm)


V3 SERIES
F1 SERIES
H3 SERIES
M3 SERIES
SA SERIES
M2 SERIES

Packaged Outdoor Mechanical Rooms
(4-540 tons)


LN SERIES
LF SERIES
BOILER MECHANICAL ROOM
LZ SERIES
FLUID COOLER

Outdoor Air Handling Units
(800 - 100,000 + cfm)


RQ SERIES
RZ/RL SERIES
RN SERIES

Condensing Units
(2-230 tons)


CL SERIES
CB SERIES
CN SERIES
CF SERIES

Self-Contained Units
(3-70 tons)


SA SERIES
SB SERIES
M2 SERIES

Controls
(WSHP, RTU,
Self-Contained Unit,
Split System and Chiller)


Touchscreen
Controller
VCC-X
Pioneer Gold
Pioneer Silver

Coils
BOOSTER, HYDRONIC,
and DX

NAIC Research and Development Laboratory Grand Opening Ribbon Cutting with AAON Leadership and Local Dignitaries October 29, 2019

Financial Highlights

	2019	2018	2017	2016	2015
Income Data ($000 except per share data)					
Net Sales	469,333	433,947	405,232	383,977	358,632
Gross Profit	119,425	103,533	123,651	118,165	108,455
Operating Income	67,011	55,351	74,235	78,998	69,969
Interest Income (Expense), Net	66	196	298	292	161
Depreciation and Amortization	22,766	17,655	15,007	13,035	11,741
Pre-Tax Income	67,031	55,500	74,624	79,395	70,006
Net Income	53,711	42,329	53,830	53,020	44,932
Earnings per Share					
Basic	1.03	0.81	1.02	1.00	0.83
Diluted	1.02	0.80	1.01	0.99	0.82
Balance Sheet ($000 except per share data)					
Working Capital[2]	131,521	93,167	104,002	102,287	81,106
Current Assets[2]	187,549	140,658	153,537	140,786	124,042
Net Fixed Assets	178,094	163,003	142,375	114,892	101,061
Accumulated Depreciation	179,242	166,880	149,963	137,146	124,348
Cash and Cash Equivalents	26,797	1,994	21,457	24,153	7,908
Total Assets[2]	371,424	307,994	296,590	256,335	232,683
Current Liabilities	56,028	47,491	49,535	38,499	42,936
Long-Term Debt	6,320	-	-	-	-
Stockholders' Equity	290,140	249,443	238,925	208,410	181,124
Stockholders' Equity per Diluted Share	5.51	4.74	4.50	3.90	3.32
Funds Flow Data ($000)					
Operations	97,925	54,856	57,994	63,923	55,355
Investments	(37,046)	(34,635)	(31,052)	(16,925)	(23,194)
Financing	(18,500)	(39,684)	(29,638)	(30,753)	(46,205)
Net Increase (Decrease) in Cash	42,379	(19,463)	(2,696)	16,245	(14,044)
Ratio Analysis					
Gross Profit	25.4%	23.9%	30.5%	30.8%	30.2%
Return on Average Equity	19.9%	17.3%	24.1%	27.2%	25.2%
Return on Average Assets	15.8%	14.0%	19.5%	21.7%	19.6%
Pre-Tax Income on Sales	14.3%	12.8%	18.4%	20.7%	19.5%
Net Income on Sales	11.4%	9.8%	13.3%	13.8%	12.5%
Total Liabilities to Equity	28.0%	23.5%	24.1%	23.0%	28.5%
Quick Ratio[1]	2.0	1.3	1.7	2.4	2.0
Current Ratio	3.3	3.0	3.1	3.7	2.9
Year-End Price Earnings Ratio	48.4	43.8	36.3	33.4	28.3

1 = (Cash & cash equivalents + investments + receivables)/current liabilities 2 = Reflects retrospective adoption of ASU 2015-17

7

Gary Fields �resident Norm Asbjornson C�O and �ounder

Letter from the CEO and President Dear Fellow Stockholder, In 2019, we posted another year of record sales and earnings growth despite a number of challenges and internal Gary Fields �resident changes. Beginning in mid-2018, our order backlog level grew significantly. Due primarily to constrained sheet metal production capacity and a significant shortage of effective labor, finished goods during 2019 experienced increased lead-times. We took important steps during 2019 to alleviate these problems. We accelerated our machinery purchases and completely reformed our equipment maintenance program. In addition, we embarked upon a number of important managerial changes including a new sales manager, a new director of engineering, a new head of production control, a new head of purchasing and a new director of manufacturing. It was the largest management shift in the Company’s history and we are pleased to say that all of the people promoted were advanced from our existing workforce. By the end of the third quarter of 2019, we started to overcome these problems. The 2019 fourth quarter sales and margin performance was an indication of these improvements. We believe the significant efforts undertaken during 2019 have strengthened our position in the marketplace and have placed the Company on a path of long-term growth and profitability. Norm Asbjornson C�O and �ounder

STRONG FINANCIAL CONDITION SALES REPRESENTATIVES NETWORK Our financial condition at December 31, 2019 remained We continue to possess the strongest and most respected sales strong. The current ratio was 3.3:1 with unrestricted cash and representative network in the industry. During the past year cash equivalents of $26.8 million. Our capital expenditures in they proved most resilient by operating with the hardship of the past year were $37.2 million and for the current year we significantly extended lead-times. Despite these less than ideal estimate these expenditures to be in the vicinity of $72-$74 lead-times, bookings remained firm throughout the year. million, a record for the Company. Our current roster of representative firms consists of 63 The 2020 capital expenditure program deserves some individual companies, 55 in the United States and 8 in Canada, discussion. We estimate approximately 60% of these with 105 individual offices, 94 in the United States and 11 in expenditures will be devoted to our Tulsa facilities with Canada. almost half of that total devoted to the purchase of sheet metal fabrication equipment. The remaining amount expected to In 2019 we increased our efforts to enlist our sales be spent on our Tulsa facilities will be for the renovation of representatives to focus on parts sales. These sales not only assembly lines and other facility renovations. enhance the service of our customers, but also prove to be an additional profit center for the representatives. The In addition, the Company will make a capital investment of representative network has responded very well, and many $28 million at our Longview, Texas operations, including are currently stocking parts and our water-source heat pump the construction of a new facility adjacent to our existing products to best serve our customers. During 2019 the Longview facility and the purchase of equipment. The current representatives added 5 parts stores to the roster, bringing the Longview facility expansion, which will add 220,000 square total number of representative parts stores to 31. We expect feet to our Longview operations, is expected to be completed they will add 3 to 5 more stores during 2020. In 2019, parts by the fourth quarter of this year. sales gained 24.5% to approximately $35.4 million and for 2020 we estimate sales for this segment to gain 20.0% to $42.5 Total stockholders’ equity was $290.1 million or $5.51 per million. diluted share and our return on average stockholders’ equity was 19.9%. Throughout 2019, we implemented two price Our independent sales representatives are key contributors to increases. Aided by these increases, our backlog at December AAON’s success and were responsible for more than 90% of 31, 2019 was $142.7 million. our total sales during 2019. Armed with our expanded and improved product line, we expect this sales network to once again have excellent sales performance this year. Drawing of Longview Facility Expansion 10 New AAON Parts Store in Tulsa

COMMITMENT TO RESEARCH AND DEVELOPMENT

We remain dedicated to deploy the necessary financial and human capital to maintain our well-earned reputation as one of the most technologically innovative producers of the highest quality, most efficient products in the HVAC industry.

In October 2019, the Company officially opened the Norman Asbjornson Innovation Center (NAIC) research and development laboratory at our Tulsa facilities. This state-of-the-art laboratory, representing a total investment of $33.0 million, has been met with acclaim from both our customers and sales representatives. Its capabilities have already resulted in multiple large-scale orders for AAON equipment, where the customer required testing that was not possible anywhere else. In addition, our product development activities are already benefiting from the unique capabilities afforded by the NAIC lab.



Customer Equipment in NAIC Sound Test Chamber

WATER-SOURCE HEAT PUMPS

In 2019, this product line continued to witness strong demand as unit sales increased from 5,334 in 2018 to 7,716 in 2019, or a gain of 44.6%. Sales during that same period grew to $25.5 million from $14.7 million, or a gain of 73.6%. We introduced this technically advanced product in 2016 and we were plagued with in-house production problems for the first two years after its introduction. With these problems now behind us, we have enlarged the size of this product line from the originally introduced series of one-half to 5 tons, to 5 through 12 tons of capacity. For the current year we estimate sales in this product line to increase 25.0% to the area of $31.9 million.

"The Company will make a capital investment of $28 million at our Longview, Texas operations, including the construction of a new facility adjacent to our existing Longview facility and the purchase of equipment."

AWARDS AND RECOGNITIONS

AAON was recognized for excellence in product design in the 16th annual Dealer Design Awards Program sponsored by The Air Conditioning Heating & Refrigeration News magazine. An independent panel of contractors acted as judges in the contest, which had 79 entries. The AAON V3 Series high efficiency gas heater air handling unit was the Bronze Award Winner in the HVAC Commercial Equipment category and the H3 Series energy recovery wheel air handling unit was the Bronze Award Winner in the Ventilation Products category. The ACHR News is the leading trade magazine in the heating, ventilating, air conditioning, and refrigeration industries.

AAON was also pleased to have each of its WV Series water-source heat pump and RN Series two-stage compressor rooftop unit voted 2019 Product of the Year by the readers of Consulting-Specifying Engineer, a monthly publication



V3 Series Air Handling Unit with Gas Heat



WV Series Water-Source Heat Pump

11

with a circulation of over 47,000 mechanical, electrical and plumbing engineers. These awards highlight our commitment to designing innovative HVAC products of the highest quality and performance.

In December of last year, Oklahoma Magazine selected AAON as one of its 2019 Great Companies to Work For. Companies are selected by utilizing a variety of resources, including an online application process, a survey of the state's largest private-sector employers and commercial and public-sector studies and surveys.

In addition, we are pleased to report that AAON was recently recognized by 2020 Women on Boards as an Oklahoma "W" Company, for having 20% or more of its Board seats held by women. Of our current eight-member Board, two positions are held by women. 2020 Women on Boards is a non-profit campaign committed to increasing the percentage of women on board to 20% or greater by the year 2020.

The Association of Fundraising Professionals of Eastern Oklahoma, in recognition of the Company's many corporate citizenship efforts, presented AAON with a Spirit of Philanthropy Award. AAON is dedicated to corporate social responsibility through our AAON Serves initiative. AAON team members contribute their time and resources by volunteering at local schools, participating in mentoring programs and supporting organizations such as the Tulsa Area United Way, Tulsa Regional STEM Alliance, and Junior Achievement. These efforts were further recognized by the appointment of AAON's Community Relations Administrator, Stephanie Vickers-Cameron, to the Oklahoma Governor's Council for Workforce and Economic Development.

In 2019, AAON achieved Gold level in the Sustainable Tulsa Scor3card verification program. Environmental stewardship and sustainability are integral to AAON's business strategies and corporate citizenship efforts. AAON is focused on energy conservation and waste reduction and we are continuously looking for ways to measure and improve our performance in these important areas.

OUR EMPLOYEES

AAON strives to attract and retain a talented workforce using competitive base pay, profit sharing, equity and benefits. We also provide equity compensation to a broad base of our employees to align their interests with those of our stockholders over a longer term. AAON employees are automatically enrolled to receive a robust 401(k) match, in the form of Company stock, from their first day of employment. In addition, we distribute 10% of our annual pre-tax earnings equally among nearly all personnel as a more rapid means to reward positive results. Lastly, we provide many personnel equity compensation in various forms to build internal ownership and ensure that employee interests align with shareholders. It is our belief that motivating our employees to think and behave like owners of the Company helps drive our success and motivates our team members to strive for results, commit to continual improvement and save for the future while remaining fully-engaged in the long-term success of AAON.



AAON Team Volunteering with Junior Achievement

The employment environment continued to be very challenging in 2019 in our primary employment areas. In an effort to attract and retain our workforce, we focused significant increases on our entry-level wage rates. While this materially increased compensation expenses, we believe it has positively contributed to our improved employee retention, along with our improved on-boarding and training and our highly competitive 401(k) match which has a six-year vesting schedule. These efforts continue to yield more stability in our recently-hired personnel population and will remain closely

12

monitored to ensure these initiatives continue to provide positive impacts on both employee retention and productivity measures. OUTLOOK We have passed the managerial baton to a group of talented AAON values the diverse perspectives of our team members, and bright individuals. The age of those managers dropped who not only drive the performance of the Company, but by decades compared to their predecessors. In the course of also participate in its success through their exposure to this management shift, we believe we have solidified AAON’s equity participation. To further engage our team members, intermediate and long-term growth prospects while enhancing we actively seek qualified candidates from within the the Company’s reputation for manufacturing technologically organization for promotion and endeavor to ensure that everyone innovative industry leading products. has an equal opportunity with AAON. To that end, our talent development efforts train team members for advancement We cannot achieve these results without the combined opportunities through a variety of workforce development support and commitment of our customers, sales representatives initiatives as well as our long-standing tuition reimbursement and stockholders. We also continue to benefit from the total program. We are fortunate to have a large number of talented, cooperation and dedicated service of our employees, all of whose engaged and committed team members. We make every effort names appear at the end of this report. to foster an environment where the next generation of AAON leaders are identified and developed in a manner that maximizes We are honored to have each of you with us as we maintain the their ability to contribute to the sustained growth of AAON well lead and pursue sales and earnings growth. into the future. We have passed the managerial baton to a group of talented and Norman H. Asbjornson Chief Executive Officer and Founder bright individuals....we believe we have solidified AAON’s intermediate and long-term growth prospects while Gary D. Fields President enhancing the Company’s reputation March 16, 2019 for manufacturing technologically innovative industry leading products. 13

A Time of **Success** 1988 - 2008

1988

AUGUST

AAON, an Oklahoma corporation, was founded.

SEPTEMBER

Purchase of John Zink Air Conditioning Division.

1989

SPRING

AAON purchased, renovated and moved into a 184,000 square foot plant in Tulsa, Oklahoma.

Introduced a new product line of rooftop heating and air conditioning units 2-140 tons.

SUMMER

Became a publicly traded company with the reverse acquisition of Diamond Head Resources (now "AAON, Inc.), a Nevada corporation.

1990

DECEMBER

Listed on NASDAQ Small Cap - Symbol "AAON".

1991

DECEMBER

Formed AAON Coil Products, a Texas Corporation, as a subsidiary to AAON, Inc. (Nevada) and purchased coil making assets of Coil Plus.

1992

SPRING

AAON Coil Products purchased, renovated and moved into a 110,000 square foot plant in Longview, Texas.

SEPTEMBER

One-for-four reverse stock split. Retired $1,927,000 of subordinated debt.

1993

NOVEMBER

Listed on the NASDAQ National Market System.

1994

JANUARY

Introduced a desiccant heat recovery wheel option available on all AAON rooftop units.

MARCH

Purchased property with 26,000 square foot building adjacent to AAON Coil Products plant in Longview, Texas.

Issued a 10% Stock Dividend

1995

SEPTEMBER

Completed expansion of the Tulsa facility to 332,000 square feet.

1996

DECEMBER

Purchased 40 acres with 457,000 square foot plant and 22,000 square foot office space located across from Tulsa facility.

1997

APRIL

AAON received U.S. patent for Blower Housing assembly.

1998

OCTOBER

U.S. patent granted to AAON for air conditioner with energy recovery heat wheel.

NOVEMBER

AAON yearly shipments exceed $100 million.

Received U.S. patent for Dimple Heat Exchanger Tube.

1999

SPRING

Completed Tulsa, Oklahoma and Longview, Texas plant additions yielding a total exceeding one million square feet.

2000

FALL

Our manufacturers representative business grew to more than 100 offices, contributing approximately 60% of total sales.

2001

JULY

AAON added as a member of the Russell 2000® Index

FALL

Expanded rooftop product line to 230 tons.

Introduced evaporative-cooled condensing energy savings feature

SEPTEMBER

3-for-2 stock split

OCTOBER

AAON listed in Forbes' 200 Best Small Companies

2002

JUNE

3-for-2 stock split

FALL

Industry introduction of the modular air handler and chiller products.

OCTOBER

AAON listed in Forbes' Magazine's "Hot Shots 200 Up & Comers."

AAON listed in Forbes' 200 Best Small Companies.

2003

MAY

Purchased the assets of Air Wise, of Mississauga, Ontario, Canada.

JULY

Started production of polyurethane foam-filled double-wall construction panels for rooftop and chiller products using newly purchased manufacturing equipment.

OCTOBER

AAON listed in Forbes' 200 Best Small Companies.

2004

APRIL

AAON received U.S. Patent for the De-Superheater for Evaporative-Cooled Conditioning

SEPTEMBER

AAON received U.S. Patent for DPAC.

NOVEMBER

Introduction of light commercial/ residential product lines.

2005

AUGUST

AAON received U.S. Patent for Plenum Fan Banding.

2006

APRIL

AAON introduced factory engineered and assembled packaged mechanical room, which includes a boiler and all piping and pumping accessories.

JUNE

Initiation of a semi-annual cash dividend for AAON shareholders.

2007

MARCH

Modular Air Handler products extended to 50,000 cfm.

AUGUST

3-for-2 stock split.

OCTOBER

AAON Listed in Forbes' 200 Best Small Companies.

DECEMBER

AAON rings closing bell at NASDAQ.

2008

OCTOBER

AAON rings opening bell at NASDAQ.

AAON voted "Most Valuable Product" and "Product of the Year" by Consulting-Specifying Engineer Magazine.

AAON listed in Forbes' 200 Best Small Companies.

A Time of **Success** 2009 - 2019

2009

SUMMER

AAON increased dividend payment by 13%.

AAON named to the Fortune 40 : Best Stocks to Retire On.

National Society of Professional Engineers Award AAON 2009 Product of the Year.

FALL

AAON added to Standard & Poor's Small Cap 600 Index.

National Society of Professional Engineers Award AAON 2009 Product of the Year - D-PAC

AAON listed in Forbes' 200 Best Small Companies.

2010

JULY

AAON RQ Series win ACHR News Dealer Design award.

OCTOBER

AAON RN Series rooftop unit named 2010 Product of the Year - Silver by Consulting-Specifying Engineer Magazine.

AAON LC Series Chiller product named 2010 Product of the Year - Bronze by Consulting-Specifying Engineer Magazine.

AAON Listed in Forbes' 200 Best Small Companies

2011

SUMMER

National Society of Professional Engineers awarded RQ Series High Efficiency Rooftop Unit - Product of the Year.

3-for-2 stock split.

AAON Geothermal RQ Series wins Silver in ACHR News Dealer Design Competition. Single Zone VAV rooftop units win Honorable Mention in ACHR News Dealer Design Competition.

OCTOBER

AAON Geothermal RQ Series product named 2011 Product of the Year - Silver by Consulting-Specifying Engineer magazine.

2012

SPRING

Industry introduction of light commercial geothermal heat pump self-contained unit product line.

JULY

AAON SB Series Self-Contained Unit Wins ACHR News Dealer Design Award - Gold

SEPTEMBER

Consulting-Specifying Engineer magazine awarded RN Series E-Cabinet Product of the Year - Bronze.

DECEMBER

AAON yearly shipments exceed $300 million.

2013

MAY

Opening of AAON Parts & Supply Store.

AAON increases dividend payment by 25%

3-for-2 stock split

SEPTEMBER

25th Anniversary

AAON rings opening bell at NASDAQ.

Consulting-Specifying Engineer magazine awarded SB Series Product of the Year - Bronze.

DECEMBER

AAON named top Tulsa area stock value.

2014

JUNE

3-for-2 stock split

JULY

AAON LN Series Chiller wins ACHR New Dealer Design Award - Bronze

SEPTEMBER

AAON donates $3 Million to A Gathering Place for Tulsa.

2015

MAY
AAON increases dividend payment by 20%

JUNE
AAON receives Gold Dealer Design Award in the Ventilation category.

SEPTEMBER
AAON Low Leakage Dampers voted "Product of the Year" by Consulting-Specifying Engineer magazine.

2016

JANUARY
AAON received U.S. Patent for the Low Leakage Dampers

FEBRUARY
AAON Breaks Ground on New "Norman Asbjornson Innovation Center" Research and Development Laboratory

JULY
AAON LZ Series Packaged Outdoor Mechanical Room wins ACHR News Dealer Design Award- Gold

SEPTEMBER
Consulting-Specifying Engineer magazine awarded LZ Series Outdoor Mechanical Room Product of the Year - Gold, Chiller category.

Consulting-Specifying Engineer magazine awarded RN Series Horizontal Configuration Rooftop Unit Product of the Year - Gold, HVAC/R category.

OCTOBER
First WH Series small packaged horizontal water-source heat pump comes off the production line.

NOVEMBER
AAON increases dividend payment by 18%

2017

APRIL
First WV Series small packaged vertical water-source heat pump comes off the production line.

JULY
AAON products received Dealer Design Awards from ACHR News.

SEPTEMBER
AAON V3 Series, Touchscreen Controller, and WH Series voted Products of the Year by Consulting-Specifying Engineer magazine.

2018

MARCH
WattMaster Controls, Inc. Acquisition

MAY
AAON increase dividend payment by 23%

JULY
RN Series with Two-Stage Compressors wins ACHR News Dealer Design Award - Bronze

AUGUST
AAON Water-Source Heat Pumps AHRI Performance Certified

SEPTEMBER
30th Anniversary

OCTOBER
AAON rings opening bell at NASDAQ

2019

JUNE
AAON Opens Second Parts & Supply Store in Tulsa

AUGUST
AAON Breaks Ground on New Facility in Longview

OCTOBER
AAON Opens Norman Asbjornson Innovation Center

DECEMBER
AAON Honored as One of Oklahoma Magazine's Great Companies to Work For

NAIC Grand Opening Event NAIC Equipment Testing New AAON Parts Store AAON Parts Store Delivery Truck Longview Facility Ground Breaking NAIC Tours with AAON Representatives �nno�ation for Today& Tomorrow

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 10-K ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ☒ ACT OF 1934 For the fiscal year ended December 31, 2019 or ☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _____________________________ to _____________________________ Commission file number: 0-18953 AAON, INC. (Exact name of registrant as specified in its charter) Nevada 87-0448736 (State or other jurisdiction (IRS Employer of incorporation or organization) Identification No.) 2425 South Yukon Ave., Tulsa, Oklahoma 74107 (Address of principal executive offices) (Zip Code) Registrant’s telephone number, including area code: (918) 583-2266 Securities registered pursuant to Section 12(b) of the Act: Title of each class Trading Symbol(s) Name of each exchange on which registered Common Stock AAON NASDAQ Securities registered pursuant to Section 12(g) of the Act: None Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. ☐ Yes ☒ No Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☒ Yes ☐ No �nno�ation for Today& Tomorrow

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934). Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐ Emerging growth company ☐ Indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Act.) ☐ Yes ☒ No The aggregate market value of the common equity held by non-affiliates computed by reference to the closing price of registrant’s common stock on the last business day of registrant’s most recently completed second quarter June 30, 2019 was $2,035.2 million. As of February 24, 2020, registrant had outstanding a total of 52,092,212 shares of its $.004 par value Common Stock. DOCUMENTS INCORPORATED BY REFERENCE Portions of registrant’s definitive Proxy Statement to be filed in connection with the Annual Meeting of Stockholders to be held May 12, 2020, are incorporated into Part III.

TABLE OF CONTENTS Page Item Number and Caption Number PART I 1. Business. 2 1A. Risk Factors. 7 1B. Unresolved Staff Comments. 11 2. Properties. 11 3. Legal Proceedings. 11 4. Mine Safety Disclosure. 12 PART II 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities. 12 6. Selected Financial Data. 14 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations. 14 7A. Quantitative and Qualitative Disclosures About Market Risk. 24 8. Financial Statements and Supplementary Data. 25 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure. 62 9A. Controls and Procedures. 62 9B. Other Information. 66 PART III 10. Directors, Executive Officers and Corporate Governance. 66 11. Executive Compensation. 66 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters. 66 13. Certain Relationships and Related Transactions, and Director Independence. 66 14. Principal Accountant Fees and Services. 66 PART IV 15. Exhibits and Financial Statement Schedules. 67

Forward-Looking Statements This Annual Report includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “should”, “will”, and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions, which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligations to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Important factors that could cause results to differ materially from those in the forward-looking statements include (1) the timing and extent of changes in raw material and component prices, (2) the effects of fluctuations in the commercial/industrial new construction market, (3) the timing and extent of changes in interest rates, as well as other competitive factors during the year, (4) general economic, market or business conditions, and (5) the correction of certain of our previously issued consolidated financial statements, which may affect investor confidence and raise reputational issues. Explanatory Note Error Correction Background The Company noted errors in previously issued financial statements relating to share-based compensation expense for stock options and restricted stock awards held by retirement eligible employees and directors. See Note 2, Error Correction located in Part II, Item 8 - Financial Statements and Supplementary Data for further detail. We do not believe that the errors are quantitatively material to any period presented in our prior financial statements. However, due to the qualitative nature of the matters identified in our review, including the number of years over which the errors occurred, we determined that it would be appropriate to correct the errors in our previously issued consolidated financial statements. Accordingly, we have corrected certain information within this Annual Report on Form 10-K, including our consolidated financial statements at December 31, 2018 and for the years ended December 31, 2018 and December 31, 2017, selected financial data at and for the years ended December 31, 2016 and 2015, and the relevant unaudited interim financial information for the quarterly periods ended September 30, 2019, June 30, 2019, March 31, 2019, December 31, 2018, September 30, 2018, June 30, 2018, and March 31, 2018 and the impacted amounts within the accompanying footnotes thereto. Management has evaluated the effects of the error correction regarding the effectiveness of the Company’s internal control over financial reporting and disclosure controls and procedures and has concluded that a material weakness existed as of December 31, 2019. See Part II, Item 9A - Controls and Procedures for further details. The following parts of this Form 10-K include discussion of or disclosure related to the error corrections: • Part I, Item 1A - Risk Factors • Part II, Item 6 - Selected Financial Data • Part II, Item 7 - Management’s Discussion and Analysis of Financial Condition and Results of Operations • Part II, Item 8 - Financial Statements and Supplementary Data • Part II, Item 9A - Controls and Procedures 1

PART I Item 1. Business. General Development and Description of Business AAON, Inc., a Nevada corporation, (“AAON Nevada”) was incorporated on August 18, 1987. Our operating subsidiaries include AAON, Inc., an Oklahoma corporation, and AAON Coil Products, Inc., a Texas corporation. Unless the context otherwise requires, references in this Annual Report to “AAON”, the “Company”, “we”, “us”, “our”, or “ours” refer to AAON Nevada and our subsidiaries. We are engaged in the engineering, manufacturing, marketing and sale of air conditioning and heating equipment consisting of standard, semi-custom and custom rooftop units, chillers, packaged outdoor mechanical rooms, air handling units, makeup air units, energy recovery units, condensing units, geothermal/water-source heat pumps and coils. Products and Markets Our products serve the commercial and industrial new construction and replacement markets. To date, our sales have been primarily to the domestic market. Foreign sales accounted for approximately $14.8 million, $14.7 million, and $14.6 million of our sales in 2019, 2018, and 2017, respectively. As a percentage of sales, foreign sales accounted for approximately 3% , 3% and 4% of our net sales in each of those years, respectively. Our rooftop and condensing unit markets primarily consist of units installed on commercial or industrial structures of generally less than ten stories in height. Our air handling units, self-contained units, geothermal/water-source heat pumps, chillers, packaged outdoor mechanical rooms and coils are suitable for all sizes of commercial and industrial buildings. The size of these markets is determined primarily by the number of commercial and industrial building completions. The replacement market consists of products installed to replace existing units/components that are worn or damaged and products to upgrade certain components, such as low leakage dampers, high efficiency heat exchangers and modern controls components. Currently, over half of the industry’s market consists of replacement units. The commercial and industrial new construction market is subject to cyclical fluctuations in that it is generally tied to housing starts, but has a lag factor of six to 18 months. Housing starts, in turn, are affected by such factors as interest rates, the state of the economy, population growth and the relative age of the population. When new construction is down, we emphasize the replacement market. Based on our 2019 sales of $469.3 million, we estimate that we have approximately a 10% share of the greater than five ton rooftop market and a 2% share of the less than five ton market. During 2019, approximately 50% of our sales were generated from the renovation and replacement markets and 50% from new construction. The percentage of sales for new construction vs. replacement to particular customers is related to the customer’s stage of development. We purchase certain components, fabricate sheet metal and tubing and then assemble and test the finished products. Our primary finished products consist of a single unit system containing heating and cooling in a self-contained cabinet, referred to in the industry as “unitary products”. Our other finished products are chillers, packaged outdoor mechanical rooms, coils, air handling units, condensing units, makeup air units, energy recovery units, rooftop units, geothermal/water-source heat pumps and controls. We offer four groups of rooftop units: the RQ Series, consisting of five cooling sizes ranging from two to six tons; the RN Series, offered in 28 cooling sizes ranging from six to 140 tons; the RL Series, which is offered in 21 cooling sizes ranging from 45 to 240 tons; and the RZ Series, which is offered in 15 cooling sizes ranging from 45 to 240 tons. We also offer the SA, SB and M2 Series as indoor packaged, water-cooled or geothermal/water-source heat pump self-contained units with cooling capacities of three to 70 tons. 2

Our small packaged geothermal/water-source heat pump units consist of the WH Series horizontal configuration and WV Series vertical configuration, from one-half to 30 tons. We manufacture a LF Series air-cooled chiller, a LN Series air-cooled chiller, and a LZ Series chiller and packaged outdoor mechanical room, which are available in both air-cooled condensing and evaporative-condensed configurations, covering a range of four to 540 tons. BL Series boiler outdoor mechanical rooms are also available with 400-6,000 MBH (1,000 BTU/hr) heating capacity. FZ Series fluid cooler outdoor mechanical rooms are also available with a range of 50 to 450 tons. We offer four groups of condensing units: the CB Series, two to five tons; the CF Series, two to 70 tons; the CN Series, 55 to 140 tons; and the CL Series, 45 to 230 tons. Our air handling units consist of the indoor F1, H3 and V3 Series and the modular M2 and M3 Series, as well as air handling unit configurations of the RQ, RN, RL, RZ and SA Series units. Our energy recovery option applicable to our RQ, RN, RL, RZ and SB units, as well as our H3, V3, M2 and M3 Series air handling units, responds to the U.S. Clean Air Act mandate to increase fresh air in commercial structures. Our products are designed to compete on the higher quality end of standardized products. Our air-cooled chillers (LF, LN and LZ Series) are certified with the Air-Conditioning, Heating, and Refrigeration Institute (“AHRI”) in accordance with AHRI Standard 550/590. Our water-source heat pump products, including RN, RQ, M2, SB, WH and WV Series, are AHRI certified in accordance with ANSI/AHRI/ASHRAE/ISO 13256. Our unitary products (RQ, RN, and CB Series) are certified with the AHRI in accordance with AHRI Standard AHRI 210/240 up to 5 tons capacity and AHRI Standard AHRI 340/360 up to 63 tons capacity. Performance characteristics of our products range in cooling capacity from one-half to 540 tons and in heating capacity from 7,200 to 9,000,000 British Thermal Units ("BTUs"). Many of our units far exceed these minimum standards and are among the highest efficiency units currently available. A typical commercial building installation requires one ton of air conditioning for every 300-400 square feet or, for a 100,000 square foot building, 250 tons of air conditioning, which can involve multiple units. AAON designs and produces controls solutions for all of our HVAC units including roof top units, air handlers, chillers, and water source heat pumps. In addition, we provide controls for variable air volume systems associated with those units, as well as controls products for other HVAC related equipment. Our controls are easily configurable to provide a wide variety of HVAC unit application options, and we are able to customize our controls, where necessary, to meet unique customers’ requirements. Most of our controls are Underwriters Laboratories category ZPVI2 complaint and BACnet Testing Laboratories certified. In addition our economizer function is California Title 24 certified. All of these factors allow us to provide AAON controls with factory developed, approved and tested sequences of operation to optimize the performance of the AAON units. Other AAON controls options include providing terminal blocks for field-installed controls and factory installed customer provided controls. With all these controls options available to us, we are able to use controls to help sell more AAON equipment. We also offer six control options: the Pioneer Silver, Pioneer Gold, Touchscreen Controller, Orion Controller, and terminal block for field installed controls, and factory installed customer provided controls. Major Customers One customer, Texas AirSystems, accounted for 10% or more of our sales during 2019, 2018, and 2017. 3

Sources and Availability of Raw Materials The most important materials we purchase are steel, copper and aluminum. We also purchase from other manufacturers certain components, including compressors, electric motors and electrical controls used in our products. We attempt to obtain the lowest possible cost in our purchases of raw materials and components, consistent with meeting specified quality standards. We are not dependent upon any one source for raw materials or the major components of our manufactured products. By having multiple suppliers, we believe that we will have adequate sources of supplies to meet our manufacturing requirements for the foreseeable future. We attempt to limit the impact of price fluctuations on these materials by entering into cancellable and non- cancellable fixed price contracts with our major suppliers for periods of six to 18 months. We expect to receive delivery of raw materials from our fixed price contracts for use in our manufacturing operations. We have not been significantly impacted by the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) that contains provisions to improve transparency and accountability concerning the supply of certain minerals, known as “conflict minerals”, originating from the Democratic Republic of Congo and adjoining countries. Representatives We employ a sales staff of 44 individuals and utilize approximately 63 independent manufacturer representatives’ organizations (“Representatives”) having 105 offices to market our products in the United States and Canada. We also have one international sales organization, which utilizes 19 distributors in other countries. Sales are made directly to the contractor or end user, with shipments being made from our Tulsa, Oklahoma, Longview, Texas, or our Parkville, Missouri, facilities to the job site. Our products and sales strategy focuses on niche markets. The targeted markets for our equipment are customers seeking products of better quality than those offered, and/or options not offered, by standardized manufacturers. To support and service our customers and the ultimate consumer, we provide parts availability through our Representatives' sales offices, as well as our two Tulsa, Oklahoma AAON operated retail parts stores, to serve the local markets. We also have factory service organizations at each of our plants. Additionally, a number of the Representatives we utilize have their own service organizations, which, in connection with us, provide the necessary warranty work and/or normal service to customers. Warranties Our product warranty policy is: the earlier of one year from the date of first use or 18 months from date of shipment for parts only, including controls; an additional four years for compressors (if applicable); 15 years on aluminized steel gas-fired heat exchangers (if applicable); 25 years on stainless steel heat exchangers (if applicable); and ten years on gas-fired heat exchangers in RL products (if applicable). Our warranty policy for the RQ series covers parts for two years from date of unit shipment. Our warranty policy for the WH and WV Series geothermal/water-source heat pumps covers parts for five years from the date of manufacture. The Company also sells extended warranties on parts for various lengths of time ranging from six months to ten years. Revenue for these separately priced warranties is deferred and recognized on a straight-line basis over the separately priced warranty period. Research and Development Our products are engineered for performance, flexibility and serviceability. This has become a critical factor in competing in the heating, ventilation and air conditioning (“HVAC”) equipment industry. We must continually develop new and improved products in order to compete effectively and to meet evolving regulatory standards in all of our major product lines. All of our Research and Development (“R&D”) activities are self-sponsored, rather than customer-sponsored. R&D activities have involved the RQ, RN, RL and RZ (rooftop units), F1, H3, SA, V3, M2 and M3 (air handling units), LF, LN and LZ (chillers), CB, CF, CN and CL (condensing units), SA and SB (self-contained units), WH and WV 4

(water-source heat pumps), FZ (fluid coolers) and BL (boilers), as well as component evaluation and refinement, development of control systems and new product development. We incurred R&D expenses of approximately $14.8 million, $13.5 million, and $13.0 million in 2019, 2018, and 2017, respectively. Our Norm Asbjornson Innovation Center ("NAIC") research and development laboratory facility that opened in 2019, includes many unique capabilities that to our knowledge exist nowhere else in the world. A few features of the NAIC include supply, return, and outside sound testing at actual load conditions, testing up to a 300 ton air conditioning system, testing of up to a 540 ton chiller system and 80 million BTU/hr of gas heating test capacity. Environmental application testing capabilities include -20 to 140°F testing conditions, up to 8 inches per hour rain testing, up to 2 inches per hour snow testing and up to 50 mph wind testing. We believe we have the largest sound- testing chamber in the world for testing heating and air conditioning equipment and are not aware of any similar labs that can do this testing while putting the equipment under full environmental load. The unique capabilities of the NAIC will enable AAON to lead the industry in the development of quiet, energy efficient commercial and industrial heating and air conditioning equipment. Ten testing chambers within the NAIC allow AAON to meet and maintain AHRI and DOE certification and solidify the Company’s industry position as a technological leader in the manufacturing of HVAC equipment. Current voluntary industry certification programs and government regulations only go up to 63 tons of air conditioning as that is the largest environmental chamber currently available for testing. The NAIC contains both a 100 ton and a 540 ton chamber, allowing us to uniquely prove to customers our capacity and efficiency on these larger units. The NAIC was designed to test units well beyond the standard AHRI rating points and allows us to offer testing services on AAON equipment throughout range our of application. This capability is vital for critical facilities where the units must perform properly and allows our customers to verify the performance of our units in advance, rather than after installation. These same capabilities will enable AAON to develop new extended range of operation equipment and prove its capabilities. Backlog Our backlog as of February 1, 2020 was approximately $129.2 million, compared to approximately $147.0 million as of February 1, 2019. The current backlog consists of orders considered by management to be firm and our goal is to fill orders within approximately 60 to 90 days after an order is deemed to become firm; however, the orders are subject to cancellation by the customers in which case, cancellation charges apply up to the full price of the equipment. Working Capital Practices Working capital practices in the industry center on inventories and accounts receivable. Our management regularly reviews our working capital with a view of maintaining the lowest level consistent with requirements of anticipated levels of operation. Our greatest needs arise during the months of July - November, the peak season for inventory (primarily purchased material) and accounts receivable. Our working capital requirements are generally met by cash flow from operations and a bank revolving credit facility, which currently permits borrowings up to $30 million and had no balance outstanding at December 31, 2019. We believe that we will have sufficient funds available to meet our working capital needs for the foreseeable future. Seasonality Sales of our products are moderately seasonal with the peak period being July - November of each year due to timing of construction projects being directly related to warmer weather. Competition In the standardized market, we compete primarily with Lennox International, Inc., Trane (Ingersoll Rand Limited), York (Johnson Controls Inc.) and Carrier (United Technologies Corporation). All of these competitors are substantially larger and have greater resources than we do. Our products compete on the basis of total value, quality, function, serviceability, efficiency, availability of product, reliability, product line recognition and acceptability of sales outlets. However, in new construction where the contractor is the purchasing decision maker, we are often at a competitive disadvantage because of the emphasis placed on initial cost. In the replacement market and other owner- 5 controlled purchases, we have a better chance of getting business since quality and long-term cost are generally taken into account. Employees As of February 11, 2020, we employed 2,290 direct employees and contract personnel. Our employees are not represented by unions. Management considers its relations with our employees to be good. Patents, Trademarks, Licenses and Concessions We do not consider any patents, trademarks, licenses or concessions to be material to our business operations, other than patents issued regarding our energy recovery wheel option, blower, gas-fired heat exchanger, evaporative- cooled condenser de-superheater and low leakage damper which have terms of 20 years with expiration dates ranging from 2020 to 2033. Environmental Matters Laws concerning the environment that affect or could affect our operations include, among others, the Clean Water Act, the Clean Air Act, the Resource Conservation and Recovery Act, the Occupational Safety and Health Act, the National Environmental Policy Act, the Toxic Substances Control Act, regulations promulgated under these Acts and any other federal, state or local laws or regulations governing environmental matters. We believe that we are in compliance with these laws and that future compliance will not materially affect our earnings or competitive position. We also strive to protect the environment, work with suppliers who do the same and encompass sustainable business practices in our manufacturing operations. AAON is dedicated to leading the company into a bright sustainable future. We have joined Sustainable Tulsa, a local non-profit organization, in creating an AAON Scor3card to implement more sustainable processes throughout all company locations (Tulsa, Longview and Parkville). We recognize that sustainability is both profitable and economical. Since 2014, we have changed out our lighting to a much more energy efficient system. 80% of our lighting was Metal Halide and 20% was fluorescent. Currently, we are about 80-90% LED, and 10-20% fluorescent. We will be 100% LED by the end of 2020. The combination of the LED upgrade with our advanced lighting control system, AAON saves about $400,000/year on electricity. We have also received a similar amount from power company rebates. These power savings equate to about 5,000,000 kWh saved per year. The LED lighting has also created a better work environment for our employees and requires less maintenance. In addition to this, we have installed more energy efficient HVAC systems, air compressors and building insulation. At the Tulsa facility, paper and metal recycling programs are in place. Numerous waste streams have been identified by our internal GoGreen employee committee that could be recycled, reused or reduced. We are also implementing a program to sort all our metals that has been identified to produce more profits. At the Longview facility, metal, cardboard and wood recycling. The metal recycling also includes sorting all metals for maximum rebates. At the Parkville facility, recycling efforts are currently being researched and pursued. We recover oil in our sheet metal manufacturing area, which is then recycled. Rags are washed and returned to us be used again, preventing them from entering a landfill. AAON is also committed to designing and manufacturing innovative HVAC products of the highest quality, efficiency, and performance. Our water-source heat pump products recover otherwise wasted energy and employ it to cool, heat and provide dehumidification to a building, making it one of the most efficient and environmentally friendly systems. AAON packaged rooftop units with two stage compressors are optimized with high efficiency evaporator and condenser coils, and variable speed fans leading to an AHRI Certified performance up to 19.15 SEER and 20.2 IEER. AAON H3/V3 Series energy recovery wheel air handling units provide energy efficient 100% outside air ventilation by recovering energy that would otherwise be exhausted from a building. LZ Series packaged outdoor mechanical rooms are engineered to maximize the efficiency of the complete hydronic system - compressors, condenser, and evaporator. Factory installed 98% efficiency boilers with pumping packages are available for applications that require hot water. Energy saving waterside economizers are available for chilled water systems that require cooling at low ambient conditions. 6

Available Information Our Internet website address is http://www.aaon.com. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, will be available free of charge through our Internet website as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The information on our website is not a part of, or incorporated by reference into, this annual report on Form 10-K. Copies of any materials we file with the SEC can also be obtained free of charge through the SEC’s website at http:// www.sec.gov, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, or by calling the SEC at 1-800-732-0330. Item 1A. Risk Factors. The following risks and uncertainties may affect our performance and results of operations. The discussion below contains “forward-looking statements” as outlined in the Forward-Looking Statements section above. Our ability to mitigate risks may cause our future results to materially differ from what we currently anticipate. Additionally, the ability of our competitors to react to material risks will affect our future results. Our business can be hurt by economic conditions. Our business is affected by a number of economic factors, including the level of economic activity in the markets in which we operate. Sales in the commercial and industrial new construction markets correlate to the number of new homes and buildings that are built, which in turn is influenced by cyclical factors such as interest rates, inflation, consumer spending habits, employment rates and other macroeconomic factors over which we have no control. In the HVAC business, a decline in economic activity as a result of these cyclical or other factors typically results in a decline in new construction and replacement purchases which could impact our sales volume and profitability. Our results of operations and financial condition could be negatively impacted by the loss of a major customer. From time to time in the past we derived a significant portion of our sales from a limited number of customers, and such concentration may continue in the future. In 2019, 2018, and 2017, one customer, Texas AirSystems, accounted for more than 10% of our sales. The loss of, or significant reduction in sales to, a major customer could have a material adverse effect on our results of operations, financial condition and cash flow. Further, the addition of new major customers in the future could increase our customer concentration risks as described above. We may be adversely affected by problems in the availability, or increases in the prices, of raw materials and components. Problems in the availability, or increases in the prices, of raw materials or components could depress our sales or increase the costs of our products. We are dependent upon components purchased from third parties, as well as raw materials such as steel, copper and aluminum. Occasionally, we enter into cancellable and non-cancellable contracts on terms from six to 18 months for raw materials and components at fixed prices. However, if a key supplier is unable or unwilling to meet our supply requirements, we could experience supply interruptions or cost increases, either of which could have an adverse effect on our gross profit. We risk having losses resulting from the use of non-cancellable fixed price contracts. Historically, we have attempted to limit the impact of price fluctuations on commodities by entering into non- cancellable fixed price contracts with our major suppliers for periods of six to 18 months. We expect to receive delivery of raw materials from our fixed price contracts for use in our manufacturing operations. These fixed price contracts are not accounted for using hedge accounting since they meet the normal purchases and sales exemption. 7

We may not be able to successfully develop and market new products. Our future success will depend upon our continued investment in research and new product development and our ability to continue to achieve new technological advances in the HVAC industry. Our inability to continue to successfully develop and market new products or our inability to implement technological advances on a pace consistent with that of our competitors could lead to a material adverse effect on our business and results of operations. We may incur material costs as a result of warranty and product liability claims that would negatively affect our profitability. The development, manufacture, sale and use of our products involve a risk of warranty and product liability claims. Our product liability insurance policies have limits that, if exceeded, may result in material costs that would have an adverse effect on our future profitability. In addition, warranty claims are not covered by our product liability insurance and there may be types of product liability claims that are also not covered by our product liability insurance. We may not be able to compete favorably in the highly competitive HVAC business. Competition in our various markets could cause us to reduce our prices or lose market share, which could have an adverse effect on our future financial results. Substantially all of the markets in which we participate are highly competitive. The most significant competitive factors we face are product reliability, product performance, service and price, with the relative importance of these factors varying among our product line. Other factors that affect competition in the HVAC market include the development and application of new technologies and an increasing emphasis on the development of more efficient HVAC products. Moreover, new product introductions are an important factor in the market categories in which our products compete. Several of our competitors have greater financial and other resources than we have, allowing them to invest in more extensive research and development. We may not be able to compete successfully against current and future competition and current and future competitive pressures faced by us may materially adversely affect our business and results of operations. The loss of Norman H. Asbjornson could impair the growth of our business. Norman H. Asbjornson, our founder, has served as our Chief Executive Officer from inception to date and President from inception to November 2016. He has provided the leadership and vision for our strategy and growth. Although important responsibilities and functions have been delegated to other highly experienced and capable management personnel, and our products are technologically advanced and well positioned for sales well into the future, the death, disability or retirement of Mr. Asbjornson could impair the growth of our business. We do not have an employment agreement with Mr. Asbjornson. The Board of Directors attempts to manage this risk by continually engaging in succession planning concerning Mr. Asbjornson (as well as other key management personnel), as demonstrated by the Board’s appointment of Gary D. Fields as President of AAON in November 2016. Our business is subject to the risks of interruptions by cybersecurity attacks. We depend upon information technology infrastructure, including network, hardware and software systems to conduct our business. Despite our implementation of network and other cybersecurity measures, our information technology system and networks could be disrupted or experience a security breach from computer viruses, break- ins and similar disruptions from unauthorized tampering with our computer systems. Our security measures may not be adequate to protect against highly targeted sophisticated cyber-attacks, or other improper disclosures of confidential and/or sensitive information. Additionally, we may have access to confidential or other sensitive information of our customers, which, despite our efforts to protect, may be vulnerable to security breaches, theft, or other improper disclosure. Any cyber-related attack or other improper disclosure of confidential information could have a material adverse effect on our business, as well as other negative consequences, including significant damage to our reputation, litigation, regulatory actions and increased cost. 8

Exposure to environmental liabilities could adversely affect our results of operations. Our future profitability could be adversely affected by current or future environmental laws. We are subject to extensive and changing federal, state and local laws and regulations designed to protect the environment in the United States and in other parts of the world. These laws and regulations could impose liability for remediation costs and result in civil or criminal penalties in case of non-compliance. Compliance with environmental laws increases our costs of doing business. Because these laws are subject to frequent change, we are unable to predict the future costs resulting from environmental compliance. We are subject to potentially extreme governmental regulations and policies. We always face the possibility of new governmental regulations, policies and trade agreements which could have a substantial or even extreme negative effect on our operations and profitability. Negotiations during the summer of 2013 mitigated some of the negative effects of the Department of Energy Final Rule, Regulatory Identification No. 1904-AC23, published on March 7, 2011. However, certain additional testing and listing requirements are still in place and scheduled to be phased in. Several other intrusive component part governmental regulations are in process. If these proposals become final rules, the effect would be the regulation of compressors and fans in products for which the Department of Energy does not have current authority. This could affect equipment we currently manufacture and could have an impact on our product design, operations and profitability. The Dodd-Frank Wall Street Reform and Consumer Protection Act contains provisions to improve transparency and accountability concerning the supply of certain minerals, known as “conflict minerals”, originating from the Democratic Republic of Congo and adjoining countries. As a result, in August 2012, the SEC adopted annual disclosure and reporting requirements for those companies who use conflict minerals in their products. Accordingly, we began our reasonable country of origin inquiries in fiscal year 2013, with initial disclosure requirements beginning in May 2014. There are costs associated with complying with these disclosure requirements, including for due diligence to determine the sources of conflict minerals used in our products and other potential changes to products, processes or sources of supply as a consequence of such verification activities. The implementation of these rules could adversely affect the sourcing, supply and pricing of materials used in our products. As there may be only a limited number of suppliers offering “conflict free” conflict minerals, we cannot be sure that we will be able to obtain necessary conflict minerals from such suppliers in sufficient quantities or at competitive prices. Also, we may face reputational challenges if we determine that certain of our products contain minerals not determined to be conflict free or if we are unable to sufficiently verify the origins for all conflict minerals used in our products through the procedures we may implement. Our operations could be negatively impacted by new legislation as well as changes in regulations and trade agreements, including tariffs and taxes. Unfavorable conditions resulting from such changes could have a material adverse effect on our business, financial condition and results of operations. In the fourth quarter of 2019, we identified a material weakness in our internal control over financial reporting. Our failure to establish and maintain effective internal control over financial reporting could result in material misstatements in our financial statements and cause investors to lose confidence in our reported financial information, which in turn could cause the trading price of our outstanding stock to decline. During the year ended December 31, 2019, we identified a material weakness in our internal control over financial reporting related to the appropriate policies and procedures in place to properly recognize share-based compensation for retirement eligible participants in our Long-Term Incentive Plans. For further information regarding this matter, please refer to Item 9A. Controls and Procedures.As a result of such weakness, management, with the oversight of the Audit Committee, determined to correct our consolidated financial statements at December 31, 2018 and for the years ended December 31, 2018 and December 31, 2017, selected financial data at and for the years ended December 31, 2016 and 2015, each of the unaudited quarterly periods for September 30, 2019, June 30, 2019, March 31, 2019, December 31, 2018, September 31, 2018, June 30, 2018 and March 31, 2018 and the impacted amounts within the accompanying footnotes thereto. 9

Management’s ongoing assessment of internal control over financial reporting may in the future identify additional weaknesses and conditions that need to be addressed. Any failure to improve our internal control over financial reporting to address identified weaknesses in the future, if they were to occur, could prevent us from maintaining accurate accounting records and discovering material accounting errors, which in turn, could adversely affect our business and the value of our outstanding stock. We reached a determination to correct certain of our previously issued consolidated financial statements, which may affect investor confidence and raise reputational issues. As discussed in the Explanatory Note preceding Item 1, Business, in Note 2, Error Correction, and in Note 25, Quarterly Results (Unaudited), in this Annual Report on Form 10-K, we reached a determination to correct our consolidated financial statements at December 31, 2018 and for the years ended December 31, 2018 and December 31, 2017, selected financial data at and for the year ended December 31, 2016 and 2015, and each of the unaudited quarterly periods September 30, 2019, June 30, 2019, March 31, 2019, December 31, 2018, September 31, 2018, June 30, 2018 and March 31, 2018. As a result, we have become subject to a number of additional risks and uncertainties, which may affect investor confidence in the accuracy of our financial disclosures and may raise reputational issues for our business. We are subject to adverse changes in tax laws. Our tax expense or benefits could be adversely affected by changes in tax provisions, unfavorable findings in tax examinations or differing interpretations by tax authorities. We are unable to estimate the impact that current and future tax proposals and tax laws could have on our results of operations. We are currently subject to state and local tax examinations for which we do not expect any major assessments. We are subject to international regulations that could adversely affect our business and results of operations. Due to our use of representatives in foreign markets, we are subject to many laws governing international relations, including those that prohibit improper payments to government officials and commercial customers, and restrict where we can do business, what information or products we can supply to certain countries and what information we can provide to a non-U.S. government, including but not limited to the Foreign Corrupt Practices Act, U.K. Bribery Act and the U.S. Export Administration Act. Violations of these laws, which are complex, may result in criminal penalties or sanctions that could have a material adverse effect on our business, financial condition and results of operations. Operations may be affected by natural disasters, especially since most of our operations are performed at a single location. Natural disasters such as tornadoes and ice storms, as well as accidents, acts of terror, infection and other factors beyond our control could adversely affect our operations. Especially, as our facilities are in areas where tornadoes are likely to occur, and the majority of our operations are at our Tulsa facilities, the effects of natural disasters and other events could damage our facilities and equipment and force a temporary halt to manufacturing and other operations, and such events could consequently cause severe damage to our business. We maintain insurance against these sorts of events; however, this is not guaranteed to cover all the losses and damages incurred. If we are unable to hire, develop or retain employees, it could have an adverse effect on our business. We compete to hire new employees and then seek to train them to develop their skills. We may not be able to successfully recruit, develop and retain the personnel we need. Unplanned turnover or failure to hire and retain a diverse, skilled workforce, could increase our operating costs and adversely affect our results of operations. Variability in self-insurance liability estimates could impact our results of operations. We self-insure for employee health insurance and workers’ compensation insurance coverage up to a predetermined level, beyond which we maintain stop-loss insurance from a third-party insurer for claims over $225,000 and $750,000 for employee health insurance claims and workers’ compensation insurance claims, respectively. Our aggregate exposure varies from year to year based upon the number of participants in our insurance plans. We estimate our self-insurance liabilities using an analysis provided by our claims administrator and our historical 10 claims experience. Our accruals for insurance reserves reflect these estimates and other management judgments, which are subject to a high degree of variability. If the number or severity of claims for which we self-insure increases, it could cause a material and adverse change to our reserves for self-insurance liabilities, as well as to our earnings. Item 1B. Unresolved Staff Comments. None. Item 2. Properties. As of December 31, 2019, we own all of our Tulsa, Oklahoma, and Longview, Texas, facilities, consisting of approximately 1.76 million square feet of space for office, manufacturing, warehouse, assembly operations and parts sales. We believe that our facilities are well maintained and are in good condition and suitable for the conduct of our business. Our plant and office facilities in Tulsa, Oklahoma, consist of a 342,000 sq. ft. building (327,000 sq. ft. of manufacturing/warehouse space and 15,000 sq. ft. of office space) located on a 12-acre tract of land at 2425 South Yukon Avenue, and a 940,000 sq. ft. manufacturing/warehouse building and a 70,000 sq. ft. office building located on an approximately 85-acre tract of land across the street from the original facility (2440 South Yukon Avenue) (the “Tulsa facilities”). Our manufacturing area is in heavy industrial type buildings, with some coverage by overhead cranes, containing manufacturing equipment designed for sheet metal fabrication and metal stamping. The manufacturing equipment contained in the facilities consists primarily of automated sheet metal fabrication equipment, supplemented by presses. Assembly lines consist of six cart-type conveyor lines and one roller-type conveyor line with variable line speed adjustment, which are motor driven. Subassembly areas and production line manning are based upon line speed. In 2019, we opened our new engineering research and development laboratory at the Tulsa facilities, since named the Norman Asbjornson Innovation Center. The three-story 134,000 square foot stand alone facility is both an acoustical and a performance measuring laboratory. The new facility consists of ten test chambers allowing AAON to meet and maintain industry certifications. This facility is located West of the 940,000 sq. ft. manufacturing/ warehouse building at 2425 South Yukon Avenue. The Norman Asbjornson Innovation Center is substantially complete and expected to reach full operational status in mid-2020. In addition to a retail part store location at our Tulsa facilities, we also own a 13,500 sq. ft. stand alone building (7,500 sq. ft. warehouse and 6,000 sq. ft. office) which is utilized as an additional retail parts store to provide our customers more accessibly to our products. The building is on approximately one acre and is located at 9528 E 51st St in Tulsa, Oklahoma. Our operations in Longview, Texas, are conducted in a plant/office building at 203-207 Gum Springs Road, containing 263,000 sq. ft. on 39 acres. The manufacturing area (approximately 256,000 sq. ft.) is located in three 120-foot wide sheet metal buildings connected by an adjoining structure. The remaining 7,000 square feet are utilized as office space. The facility is built for light industrial manufacturing. In August 2019, construction began on a 220,000 sq. ft. building expansion adjacent to our current Longview, Texas facilities. The new building is expected to be completed in late 2020 and will be used for both coil warehouse storage and equipment manufacturing operations. Our operations in Parkville, Missouri, are conducted in a leased plant/office at 8500 NW River Park Drive, containing 48,000 sq. ft. We believe that the leased facility is well maintained and in good condition and suitable for the conduct of our business. Item 3. Legal Proceedings. We are not a party to any pending legal proceeding which management believes is likely to result in a material liability and no such action has been threatened against us, or, to the best of our knowledge, is contemplated. 11

Item 4. Mine Safety Disclosure. Not applicable. PART II Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities. Our common stock is quoted on the NASDAQ Global Select Market under the symbol “AAON”. The table below summarizes the intraday high and low reported sale prices for our common stock for the past two fiscal years. As of the close of business on February 24, 2020, there were 973 holders of record of our common stock. Quarter Ended High Low March 31, 2018 $40.25 $32.50 June 30, 2018 $39.03 $29.05 September 30, 2018 $43.30 $32.84 December 31, 2018 $44.90 $31.55 March 31, 2019 $46.69 $33.52 June 30, 2019 $52.50 $44.36 September 30, 2019 $53.27 $43.34 December 31, 2019 $51.07 $42.57 Dividends - At the discretion of the Board of Directors, we pay semi-annual cash dividends. Board approval is required to determine the date of declaration and amount for each semi-annual dividend payment. Our recent dividends are as follows: Declaration Date Record Date Payment Date Dividend per Share May 16, 2017 June 9, 2017 July 7, 2017 $0.13 November 7, 2017 November 30, 2017 December 21, 2017 $0.13 May 18, 2018 June 8, 2018 July 6, 2018 $0.16 November 8, 2018 November 29, 2018 December 20, 2018 $0.16 May 20, 2019 June 3, 2019 July 1, 2019 $0.16 November 6, 2019 November 27, 2019 December 18, 2019 $0.16 The following is a summary of our share-based compensation plans as of December 31, 2019: EQUITY COMPENSATION PLAN INFORMATION (c) Number of securities (a) (b) remaining available for Number of securities to Weighted-average future issuance under be issued upon exercise exercise price of equity compensation plans of outstanding options, outstanding options, (excluding securities Plan category warrants and rights warrants and rights reflected in column (a)) The 2007 Long-Term Incentive Plan 270,427 $ 17.11 — The 2016 Long-Term Incentive Plan 268,522 $ 34.11 2,565,799 12

Repurchases during the fourth quarter of 2019, which include repurchases from our open market, 401(k) and employee repurchase programs, were as follows: ISSUER PURCHASES OF EQUITY SECURITIES (c) (d) (a) (b) Total Number Maximum Number (or Total Average of Shares (or Approximate Dollar Number Price Units) Purchased Value) of Shares (or of Shares Paid as part of Units) that may yet be (or Units (Per Share Publicly Announced Purchased under the Period Purchased) or Unit) Plans or Programs Plans or Programs October 2019 30,725 $ 47.32 30,725 — November 2019 20,201 49.93 20,201 — December 2019 37,617 49.76 37,617 — Total 88,543 $ 48.95 88,543 — Comparative Stock Performance Graph The following performance graph compares our cumulative total shareholder return, the NASDAQ Composite and a peer group of U.S. industrial manufacturing companies in the air conditioning, ventilation, and heating exchange equipment markets from December 31, 2014 through December 31, 2019. The graph assumes that $100 was invested at the close of trading December 31, 2014, with reinvestment of dividends. Our peer group includes Lennox International, Inc., Ingersoll Rand Limited, Johnson Controls Inc., and United Technologies Corporation. This table is not intended to forecast future performance of our Common Stock. Comparison of Five Year Cumulative Total Return Assumes Initial Investment of $100 December 31, 2019 250 225 200 175 150 125 100 2014 2015 2016 2017 2018 2019 AAON Inc. NASDAQ Peer Group This stock performance graph is not deemed to be “soliciting material” or otherwise be considered to be “filed” with the SEC or subject to Regulation 14A or 14C under the Securities Exchange Act of 1934 (Exchange Act) or to the liabilities of Section 18 of the Exchange Act, and should not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Exchange Act, except to the extent the Company specifically incorporates it by reference into such a filing. 13

Item 6. Selected Financial Data. The following selected financial data should be read in conjunction with our Financial Statements and Supplementary Data thereto included under Item 8 of this report and Management’s Discussion and Analysis of Financial Condition and Results of Operations contained in Item 7. Years Ended December 31, Results of Operations: 2019 2018 2017 2016 2015 (in thousands, except per share data) Net sales $ 469,333 $ 433,947 $ 405,232 $ 383,977 $ 358,632 Net income (a) $ 53,711 $ 42,329 $ 53,830 $ 53,020 $ 44,932 Earnings per share: Basic (a) $ 1.03 $ 0.81 $ 1.02 $ 1.00 $ 0.83 Diluted (a) $ 1.02 $ 0.80 $ 1.01 $ 0.99 $ 0.82 Cash dividends declared per common share: $ 0.32 $ 0.32 $ 0.26 $ 0.24 $ 0.22 December 31, Financial Position at End of Fiscal Year: 2019 2018 2017 2016 2015 (in thousands) Working capital (a) $ 131,521 $ 93,167 $ 104,002 $ 102,287 $ 81,106 Total assets (a) 371,424 307,994 296,590 256,335 232,683 Revolving credit facility ————— New market tax credit obligation 6,320 — — — — Total stockholders’ equity (a) 290,140 249,443 238,925 208,410 181,124 (a) We have corrected previously reported consolidated financial data for fiscal years ended 2018, 2017, 2016 and 2015, as well as the related balance sheets. See Note 2, Error Correction, in Item 8, Financial Statements and Supplementary Data, for additional information. Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations. Overview The following discussion should be read in conjunction with the other sections of this Annual Report on Form 10-K, including the consolidated financial statements and related notes contained in Item 8, Financial Statements and Supplementary Data. Correction of an Error We have corrected our previously issued consolidated financial statements contained in this Annual Report on Form 10-K. Refer to the Explanatory Note preceding Item 1, Business, for background on the correction, the fiscal periods impacted, control considerations, and other information. In addition, we have changed certain previously reported financial information at December 31, 2018 and for the years ended December 31, 2018 and December 31, 2017 in this Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations, including but not limited to information within the Results of Operations section. See Note 2, Error Correction, in Item 8, Financial Statements and Supplementary Data, for additional information related to the correction of an error. 14

Description of the Company We engineer, manufacture, market and sell air conditioning and heating equipment consisting of standard, semi- custom and custom rooftop units, chillers, packaged outdoor mechanical rooms, air handling units, makeup air units, energy recovery units, condensing units, geothermal/water-source heat pump, coils and controls. These products are marketed and sold to retail, manufacturing, educational, lodging, supermarket, medical and other commercial industries. We market our products to all 50 states in the United States and certain provinces in Canada. Our business can be affected by a number of economic factors, including the level of economic activity in the markets in which we operate. The recent uncertainty of the economy has negatively impacted the commercial and industrial new construction markets. A further decline in economic activity could result in a decrease in our sales volume and profitability. Sales in the commercial and industrial new construction markets correlate closely to the number of new homes and buildings that are built, which in turn is influenced by cyclical factors such as interest rates, inflation, consumer spending habits, employment rates and other macroeconomic factors over which we have no control. We sell our products to property owners and contractors through a network of manufacturers’ representatives and our internal sales force. The demand for our products is influenced by national and regional economic and demographic factors. The commercial and industrial new construction market is subject to cyclical fluctuations in that it is generally tied to housing starts, but has a lag factor of six to 18 months. Housing starts, in turn, are affected by such factors as interest rates, the state of the economy, population growth and the relative age of the population. When new construction is down, we emphasize the replacement market. The new construction market in 2019 continued to be unpredictable and uneven. Thus, throughout the year, we emphasized promotion of the benefits of AAON equipment to property owners in the replacement market. The principal components of cost of sales are labor, raw materials, component costs, factory overhead, freight out and engineering expense. The principal high volume raw materials used in our manufacturing processes are steel, copper and aluminum. We also purchase from other manufacturers certain components, including compressors, motors and electrical controls. The price levels of our raw materials fluctuate given that the market continues to be volatile and unpredictable as a result of the uncertainty related to the U.S. economy and global economy. For the year ended December 31, 2019, the prices for copper, galvanized steel, stainless steel and aluminum decreased approximately 3.2%, 5.8%, 2.3% and 1.6%, respectively, from 2018. For the year ended December 31, 2018, the prices for copper, galvanized steel and stainless steel increased approximately 4.7%, 18.2%, 11.8% and 6.4%, respectively, from 2017. We attempt to limit the impact of price fluctuations on these materials by entering into cancellable and non- cancellable fixed price contracts with our major suppliers for periods of six to 18 months. We expect to receive delivery of raw materials from our fixed price contracts for use in our manufacturing operations. The following are highlights of our results of operations, cash flows, and financial condition: • We started to realize the price increases put in place in 2018 and early 2019. • We saw improvement in our gross margin despite sheet metal fabrication downtime and changes in personnel. • Overall units sold increased approximately 4.6% for the year ended 2019, as compared to the same period last year. • We continue to see growth and improvement in our water-source heat pump line that increased revenues by $10.8 million. • Our warranty expense has stabilized and we expect to see continued improvement. • We spent $37.2 million in capital expenditures in 2019, continuing our work on such projects as our new research and development lab, water-source heat pump production line and additional Salvagnini machines that will increase our sheet metal capacity. • Our order intake level continued to support our high backlog. 15

Results of Operations

Units sold for years ended December 31:

	2019	2018	2017
Rooftop Units	14,448	15,273	16,003
Condensing Units	1,738	2,007	2,252
Air Handlers	2,372	2,500	2,577
Outdoor Mechanical Rooms	33	38	64
Water Source Heat Pumps	7,716	5,334	2,485
Total Units	26,307	25,152	23,381

Year Ended December 31, 2019 vs. Year Ended December 31, 2018

Net Sales

	Years Ended December 31,			
	2019	2018	$ Change	% Change
	(in thousands, except unit data)			
Net sales	$ 469,333	$ 433,947	$ 35,386	8.2 %
Total units	26,307	25,152	1,155	4.6 %

Most of the increase in revenues is due to our price increases in 2018 which were realized during 2019. Additionally, our parts sales and water-source heat pumps sales continue to grow with increases of $7.0 million and $10.8 million, respectively.

Cost of Sales

	Years Ended December 31,		Percent of Sales	
	2019	2018	2019	2018
	(in thousands)			
Cost of sales	$ 349,908	$ 330,414	74.6 %	76.1 %
Gross Profit	$ 119,425	$ 103,533	25.4 %	23.9 %

The principal components of cost of sales are labor, raw materials, component costs, factory overhead, freight out and engineering expense. The principal high volume raw materials used in our manufacturing processes are steel, copper and aluminum. As shown below, our average raw material prices decreased during the year, a trend we expect to continue into 2020. The Company also maintained a steady level of workforce throughout 2019. The Company continues to improve its labor and overhead efficiencies and expects improvements to continue as new sheet metal machines were placed into service in the last quarter of 2019 and early 2020.

Twelve month average raw material cost per pound as of December 31:

	2019	2018	% Change
Copper	$ 3.63	$ 3.75	(3.2)%
Galvanized Steel	$ 0.49	$ 0.52	(5.8)%
Stainless Steel	$ 1.30	$ 1.33	(2.3)%
Aluminum	$ 1.79	$ 1.82	(1.6)%

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Selling, General and Administrative Expenses

	Years Ended December 31, 2019	2018	Percent of Sales 2019	2018
	(in thousands)			
Warranty	$ 8,047	$ 8,807	1.7 %	2.0 %
Profit Sharing	7,448	6,165	1.6 %	1.4 %
Salaries & Benefits	13,394	12,638	2.9 %	2.9 %
Stock Compensation	6,690	4,733	1.4 %	1.1 %
Advertising	818	762	0.2 %	0.2 %
Depreciation	1,524	950	0.3 %	0.2 %
Insurance	805	1,235	0.2 %	0.3 %
Professional Fees	2,738	2,441	0.6 %	0.6 %
Donations	1,137	933	0.2 %	0.2 %
Bad Debt Expense	91	174	— %	— %
Other	9,385	9,356	2.0 %	2.2 %
Total SG&A	$ 52,077	$ 48,194	11.1 %	11.1 %

The Company experienced a decrease in warranty claims paid of 13.4% in 2019. Our profit sharing expenses are up due to higher earnings. Depreciation has increased due to our continued expansion of our facilities. The Company makes company wide equity grants each year that cause our increases in stock compensation. We raised our minimum wage twice during 2019 and work to keep our salaries consistent with market rates to help retain employees.

Income Taxes

	Years Ended December 31, 2019	2018	Effective Tax Rate 2019	2018
	(in thousands)			
Income tax provision	$ 13,320	$ 13,171	19.9 %	23.7 %

Upon completion of the Company's 2018 tax return in 2019, the Company recorded additional benefit due to higher than expected research and development credit of $0.6 million. Additionally in 2019, the Company determined it could take advantage of an additional 1% tax credit in Oklahoma for years in which the Company's location was deemed to be within an enterprise zone. The additional OK Credit for being in an enterprise zone, or otherwise allowable under Oklahoma law, resulted in a benefit of $1.2 million.

Year Ended December 31, 2018 vs. Year Ended December 31, 2017

Net Sales

	Years Ended December 31, 2018	2017	$ Change	% Change
	(in thousands, except unit data)			
Net sales	$ 433,947	$ 405,232	$ 28,715	7.1 %
Total units	25,152	23,381	1,771	7.6 %

Most of the increase in revenues is due to our price increase from November 2017. Additionally, our parts sales and water-source heat pumps sales continued to grow with increases of $6.4 million and $4.7 million, respectively.

17

Cost of Sales

	Years Ended December 31, 2018	Years Ended December 31, 2017	Percent of Sales 2018	Percent of Sales 2017
	(in thousands)			
Cost of sales	$ 330,414	$ 281,581	76.1 %	69.5 %
Gross Profit	$ 103,533	$ 123,651	23.9 %	30.5 %

The principal components of cost of sales are labor, raw materials, component costs, factory overhead, freight out and engineering expense. The principal high volume raw materials used in our manufacturing processes are steel, copper and aluminum. As shown below, our raw material prices increased during the year. Additionally, in January 2018, the Company paid all employees a one-time bonus of $1,000 per employee as a result of the Tax Cuts and Jobs Act (the "Act") which lowered the federal corporate tax rate from 35% to 21%. This bonus increased cost of sales by $1.9 million, excluding taxes and benefits. The Company maintained a higher level of workforce through the end of 2017 and beginning of 2018 in anticipation of our growing business. The growth in order intake during the beginning of 2018 did not occur as quickly as anticipated.

Twelve month average raw material cost per pound as of December 31:

	2018	2017	% Change
Copper	$ 3.75	$ 3.58	4.7 %
Galvanized Steel	$ 0.52	$ 0.44	18.2 %
Stainless Steel	$ 1.33	$ 1.19	11.8 %
Aluminum	$ 1.82	$ 1.71	6.4 %

Selling, General and Administrative Expenses

	Years Ended December 31, 2018	Years Ended December 31, 2017	Percent of Sales 2018	Percent of Sales 2017
	(in thousands)			
Warranty	$ 8,807	$ 11,233	2.0 %	2.8 %
Profit Sharing	6,165	8,414	1.4 %	2.1 %
Salaries & Benefits	12,638	11,586	2.9 %	2.9 %
Stock Compensation	4,733	4,396	1.1 %	1.1 %
Advertising	762	1,735	0.2 %	0.4 %
Depreciation	950	720	0.2 %	0.2 %
Insurance	1,235	1,005	0.3 %	0.2 %
Professional Fees	2,441	1,888	0.6 %	0.5 %
Donations	933	724	0.2 %	0.2 %
Bad Debt Expense	174	179	— %	— %
Other	9,356	7,491	2.2 %	1.8 %
Total SG&A	$ 48,194	$ 49,371	11.1 %	12.2 %

The Company experienced a decrease in warranty claims paid of 9% in 2018. Additionally, the Company had a change in estimate in how it calculates its estimated failure rate that is applied to sales to estimate our potential future liability for warranty claims. This change in estimate reduced our accrual, and thus our expense, by $0.9 million. Our profit sharing expenses are also down due to lower earnings. Our advertising expense decreased due to cost savings on our annual sales show. Professional fees have increased related to additional services and work

18

performed for the Wattmaster acquisition. These fees are not expected to be recurring. Our other expenses have increased due to sales concessions granted to our customers.

Income Taxes

	Years Ended December 31,		Effective Tax Rate	
	2018	2017	2018	2017
	(in thousands)			
Income tax provision	$ 13,171	$ 20,794	23.7 %	27.9 %

The Tax Cuts and Jobs Act was enacted on December 22, 2017. The overall effective tax rate decreased from 27.9% to 23.7% due to the reduced corporate rate of 35% to 21% in 2018. At the end of 2017, we recorded a $3.7 million reduction in expense due to the remeasuring of our deferred taxes due to the Act.

Liquidity and Capital Resources

Our working capital and capital expenditure requirements are generally met through net cash provided by operations and the occasional use of the revolving bank line of credit based on our current liquidity at the time.

Working Capital - Our cash, cash equivalents and restricted cash increased $42.4 million from December 31, 2018 to December 31, 2019. As of December 31, 2019, we had $44.4 million in cash, cash equivalents and restricted cash.

Revolving Line of Credit - On July 26, 2018 we renewed our $30.0 million line of credit ("BOK Revolver") with BOKF, NA dba Bank of Oklahoma ("Bank of Oklahoma"). Under the line of credit, there was one standby letter of credit of $1.7 million as of December 31, 2019. At December 31, 2019 we have $28.3 million of borrowings available under the revolving credit facility. No fees are associated with the unused portion of the committed amount.

As of December 31, 2019 and 2018, there were no outstanding balances under the revolving credit facility. Interest on borrowings is payable monthly at LIBOR plus 2.0%. The weighted average interest rate was .0426 and .042 for the years ended December 31, 2019 and 2018, respectively.

At December 31, 2019, we were in compliance with all of the covenants under the BOK Revolver. We are obligated to comply with certain financial covenants under the BOK Revolver. These covenants require that we meet certain parameters related to our tangible net worth and total liabilities to tangible net worth ratio. At December 31, 2019, our tangible net worth was $290.1 million, which meets the requirement of being at or above $175.0 million. Our total liabilities to tangible net worth ratio was 0.3 to 1.0 which meets the requirement of not being above 2 to 1.

On October 24, 2019 we amended the BOK Revolver to allow for the occurrence of transactions associated with the New Markets Tax Credit transaction (Note 19). This amendment also removed section 8.1.4 which required our Chief Executive Officer, Norman Asbjornson, to maintain ownership of 25% of the Company. As Mr. Norman Asbjornson does not currently, and has not for several years maintained this level of ownership, a limited waiver of default was also added to the amendment.

New Market Tax Credit Obligation - On October 24, 2019, the Company entered into a transaction with a subsidiary of an unrelated third-party financial institution (the "Investor") and a certified Community Development Entity under a qualified New Markets Tax Credit ("NMTC") program pursuant to Section 45D of the Internal Revenue Code of 1986, as amended, related to an investment in plant and equipment to facilitate the expansion of our Longview, Texas manufacturing operations (the "Project"). In connection with the NMTC transaction, the Company received a $23.0 million NMTC allocation for the Project and secured low interest financing and the potential for future debt forgiveness related to the expansion of its Longview, Texas facilities.

19

Upon closing of the NMTC transaction, the Company provided an aggregate of approximately $15.9 million to the Investor, in the form of a loan receivable, with a term of twenty-five years, bearing an interest rate of 1.0%. This $15.9 million in proceeds plus capital contributed from the Investor was used to make an aggregate $22.5 million loan to a subsidiary of the Company. This financing arrangement is secured by equipment at the Company's Longview, Texas facilities, and a guarantee from the Company, including an unconditional guarantee of NMTCs.

Stock Repurchase - The Board has authorized three stock repurchase programs for the Company.

The Company may purchase shares on the open market from time to time, up to a total of 5.7 million shares. The Board must authorize the timing and amount of these purchases and all repurchases are in accordance with the rules and regulations of the SEC allowing the Company to repurchase shares from the open market.

Our open market repurchase programs are as follows:

Agreement Execution Date	Authorized Repurchase $	Expiration Date
June 2, 2016	$25 million	April 15, 2017
May 16, 2018	$15 million	March 1, 2019
March 5, 2019	$20 million	March 4, 2020

The Company also has a stock repurchase arrangement by which employee-participants in our 401(k) savings and investment plan are entitled to have shares in AAON, Inc. stock in their accounts sold to the Company. The maximum number of shares to be repurchased is contingent upon the number of shares sold by employee-participants.

Lastly, the Company repurchases shares of AAON, Inc. stock from certain of its directors and employees for payment of statutory tax withholdings on stock transactions. All other repurchases from directors or employees are contingent upon Board approval. All repurchases are done at current market prices.

Our repurchase activity is as follows:

	2019			2018			2017		
	(in thousands, except share and per share data)								
Program	Shares	Total $	$ per share	Shares	Total $	$ per share	Shares	Total $	$ per share
Open market	5,799	$ 200	$ 34.46	252,272	$ 8,374	$ 33.19	8,676	$ 284	$ 32.69
401(k)	419,963	19,386	46.16	497,753	18,472	37.11	467,580	16,336	34.94
Directors and employees	28,668	1,207	42.11	33,751	1,097	32.49	45,878	1,614	35.19
Total	454,430	$ 20,793	$ 45.76	783,776	$ 27,943	$ 35.65	522,134	$ 18,234	$ 34.92

	Inception to Date		
	(in thousands, except share and per share data)		
Program	Shares	Total $	$ per share
Open market	4,101,566	$ 69,806	$ 17.02
401(k)	7,467,739	119,927	16.06
Directors and employees	1,981,929	19,582	9.88
Total	13,551,234	$ 209,315	$ 15.45

Dividends - At the discretion of the Board of Directors, we pay semi-annual cash dividends. Board approval is required to determine the date of declaration and amount for each semi-annual dividend payment.

20

Our recent dividends are as follows: Declaration Date Record Date Payment Date Dividend per Share May 16, 2017 June 9, 2017 July 7, 2017 $0.13 November 7, 2017 November 30, 2017 December 21, 2017 $0.13 May 18, 2018 June 8, 2018 July 6, 2018 $0.16 November 8, 2018 November 29, 2018 December 20, 2018 $0.16 May 20, 2019 June 3, 2019 July 1, 2019 $0.16 November 6, 2019 November 27, 2019 December 18, 2019 $0.16 Based on historical performance and current expectations, we believe our cash and cash equivalents balance, the projected cash flows generated from our operations, our existing committed revolving credit facility (or comparable financing) and our expected ability to access capital markets will satisfy our working capital needs, capital expenditures and other liquidity requirements associated with our operations in 2020 and the foreseeable future. Statement of Cash Flows The table below reflects a summary of our net cash flows provided by operating activities, net cash flows used in investing activities, and net cash flows used in financing activities for the years indicated. 2019 2018 2017 (in thousands) Operating Activities Net Income $ 53,711 $ 42,329 $ 53,830 Income statement adjustments, net 42,440 28,513 21,022 Changes in assets and liabilities: Accounts receivable (13,412) (2,832) (7,516) Income tax receivable 5,129 (4,448) 4,591 Inventories 2,557 (5,598) (23,698) Prepaid expenses and other (329) (528) 98 Accounts payable 280 (1,176) 3,043 Deferred revenue 425 412 258 Accrued liabilities 7,124 (1,816) 6,366 Net cash provided by operating activities 97,925 54,856 57,994 Investing Activities Capital expenditures (37,166) (37,268) (41,713) Cash paid for business combination — (6,377) — Purchases of investments (6,000) (16,201) (18,521) Maturities of investments and proceeds from called investments 6,000 25,145 29,112 Other 120 66 70 Net cash used in investing activities (37,046) (34,635) (31,052) Financing Activities (Payments) borrowings under revolving credit facility, net — — — Proceeds from financing obligation, net of issuance costs 6,614 — — Payment related to financing costs (301) — — Stock options exercised 12,625 4,987 2,259 Repurchase of stock (19,586) (26,846) (16,620) Employee taxes paid by withholding shares (1,207) (1,097) (1,614) Cash dividends paid to stockholders (16,645) (16,728) (13,663) Net cash used in financing activities $ (18,500) $ (39,684) $ (29,638) 21

Cash Flows from Operating Activities Cash flows from operating activities increased in 2019 mainly as a result of our continuing operations results which included the full year of price increases enacted during 2018, combined with an overall decrease in the average cost of inventory raw materials in 2019. In 2018, the Company's cash flows were tighter due to our capital expenditures and business combination that was completed during the year. For 2019, the Company saw an increase in customer prepayments and lower warranty claims that decreased our liability payments. Our increased federal and state tax credits created additional cash inflows. Cash Flows from Investing Activities Cash flows from investing activities increased marginally in 2019 as compared to 2018. Cash flows from investing activities are primarily affected by the timing of our capital expenditures and purchase/maturity of investments with available cash. Additionally, we paid approximately $6.4 million in 2018 related to our February 2018 business combination. The capital expenditures for 2019 relate to the completion of our R&D lab and water-source heat pump lines, along with expansion of our Longview facility. Our capital expenditure program for 2020 is estimated to be approximately $73.2 million. Many of these projects are subject to review and cancellation at the discretion of our CEO and Board of Directors without incurring substantial charges. Cash Flows from Financing Activities Cash flows from financing activities is primarily affected by the timing of stock options exercised by our employees. Cash flows from stock options exercised increased to the increase in our publically traded stock price. Additionally, we received approximately $6.6 million in net proceeds in 2019 related to the New Markets Tax Credit transaction (Note 19). Off-Balance Sheet Arrangements We are not party to any off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources. Commitments and Contractual Agreements We had no material contractual purchase agreements as of December 31, 2019, except for one contractual purchase obligation for approximately $2.5 million that expires in December 2020. Contingencies We are subject to various claims and legal actions that arise in the ordinary course of business. We closely monitor these claims and legal actions and frequently consult with our legal counsel to determine whether they may, when resolved, have a material adverse effect on our financial position, results of operations or cash flows and we accrue and/or disclose loss contingencies as appropriate. We have concluded that the likelihood is remote that the ultimate resolution of any pending litigation or claims will be material or have a material adverse effect on the Company’s business, financial position, results of operations or cash flows. 22

Critical Accounting Estimates The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) requires management to make estimates and assumptions about future events, and apply judgments that affect the reported amounts of assets, liabilities, revenue and expenses in our consolidated financial statements and related notes. We base our estimates, assumptions and judgments on historical experience, current trends and other factors believed to be relevant at the time our consolidated financial statements are prepared. However, because future events and their effects cannot be determined with certainty, actual results could differ from our estimates and assumptions, and such differences could be material. We believe the following critical accounting policies affect our more significant estimates, assumptions and judgments used in the preparation of our consolidated financial statements. Inventory Reserves – We establish a reserve for inventories based on the change in inventory requirements due to product line changes, the feasibility of using obsolete parts for upgraded part substitutions, the required parts needed for part supply sales, replacement parts and for estimated shrinkage. Warranty – A provision is made for estimated warranty costs at the time the product is shipped and revenue is recognized. Our product warranty policy is: the earlier of one year from the date of first use or 18 months from date of shipment for parts only; an additional four years for compressors (if applicable); 15 years on aluminized steel gas- fired heat exchangers (if applicable); 25 years on stainless steel heat exchangers (if applicable); and ten years on gas- fired heat exchangers in RL products (if applicable). Our warranty policy for the RQ series covers parts for two years from date of unit shipment. Our warranty policy for the WH and WV Series geothermal/water-source heat pumps covers parts for five years from the date of manufacture. Warranty expense is estimated based on the warranty period, historical warranty trends and associated costs, and any known identifiable warranty issue. Due to the absence of warranty history on new products, an additional provision may be made for such products. Our estimated future warranty cost is subject to adjustment from time to time depending on changes in actual warranty trends and cost experience. Should actual claim rates differ from our estimates, revisions to the estimated product warranty liability would be required. Stock Compensation – We measure and recognize compensation expense for all share-based payment awards made to our employees and directors, including stock options and restricted stock awards, based on their fair values at the time of grant. Compensation expense is recognized on a straight-line basis over the service period of the related share-based compensation award. Forfeitures are accounted for as they occur. The fair value of each option award is estimated on the date of grant using the Black-Scholes-Merton option pricing model. The use of the Black-Scholes- Merton option valuation model requires the input of subjective assumptions such as: the expected volatility, the expected term of the options granted, expected dividend yield and the risk-free rate. The fair value of restricted stock awards is based on the fair market value of AAON common stock on the respective grant dates, reduced for the present value of dividends. New Accounting Pronouncements Changes to U.S. GAAP are established by the Financial Accounting Standards Board (“FASB”) in the form of accounting standards updates (“ASUs”) to the FASB’s Accounting Standards Codification. We consider the applicability and impact of all ASUs. ASUs not listed below were assessed and determined to be either not applicable or are expected to have minimal impact on our consolidated financial statements and notes thereto. In December 2019, the FASB issued ASU 2019-12, Income Taxes: Simplifying the Accounting for Income Taxes. The ASU includes simplification of accounting for income taxes for franchise taxes, step up in tax basis for goodwill as part of a business combination and interim reporting of enacted changes in tax laws. The ASU is effective for the Company beginning after December 15, 2020. We do not expect ASU 2019-12 will have a material effect on our consolidated financial statements and notes thereto. In August 2018, the FASB issued ASU 2018-13, Fair Value Measurements: Changes to the Disclosure Requirement for Fair Value Measurements. The ASU includes additional disclosure requirements for unrealized gains and losses for Level 3 fair value measurement and significant observable inputs used to develop Level 3 fair value 23 measurements. The ASU is effective for the Company beginning after December 15, 2019. We do not expect ASU 2018-13 will have a material effect on our consolidated financial statements and notes thereto. Item 7A. Quantitative and Qualitative Disclosures About Market Risk. Commodity Price Risk We are exposed to volatility in the prices of commodities used in some of our products and, occasionally, we use fixed price cancellable and non-cancellable contracts with our major suppliers for periods of six to 18 months to manage this exposure. 24

Item 8. Financial Statements and Supplementary Data. INDEX TO CONSOLIDATED FINANCIAL STATEMENTS Page Report of Independent Registered Public Accounting Firm 26 Consolidated Balance Sheets 28 Consolidated Statements of Income 29 Consolidated Statements of Stockholders’ Equity 30 Consolidated Statements of Cash Flows 31 Notes to Consolidated Financial Statements 32 25

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM Board of Directors and Stockholders AAON, Inc. Opinion on the financial statements We have audited the accompanying consolidated balance sheets of AAON, Inc. (a Nevada corporation) and subsidiaries (the “Company”) as of December 31, 2019 and 2018, the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated February 26, 2020 expressed an adverse opinion. Basis for opinion These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion. Critical audit matter The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates. Inventory – manual inventory adjustments As described in Note 3 to the Company’s financial statements, the Company reports inventory using the first in, first out (“FIFO”) method, which involves manual adjustments recorded to the general ledger such as inventory variance, inventory allowance and labor and overhead adjustments. These manual adjustments have been identified as a critical audit matter. The principal consideration for our determination such manual inventory adjustments as a critical audit matter is these manual adjustments require substantial use of management estimates and requires the Company to have effective inventory valuation processes. Significant management judgments and estimates utilized to determine manual inventory adjustments are subject to estimation uncertainty and require significant auditor subjectivity in evaluating the reasonableness of those judgments and estimates. 26

Our audit procedures related to the manual inventory adjustments included the following, among others. • We tested the design and operating effectiveness of controls over inventory valuation, including the standard cost updates in the accounting system and the completeness and accuracy of the inputs to the inventory variance calculation and any related adjustments. • We verified the Company’s standard costing of inventory approximated FIFO by obtaining FIFO buildups and inspected underlying documents for a sample of raw materials. • We assessed the reasonableness of management’s inventory reserve by recalculating the reserve using management’s inputs, and evaluated those inputs for reasonableness. • We tested labor and overhead rate changes by recalculating the rates used and tested any adjustments recorded to the general ledger. /s/ GRANT THORNTON LLP We have served as the Company’s auditor since 2004. Tulsa, Oklahoma February 26, 2020 27

AAON, Inc. and Subsidiaries Consolidated Balance Sheets December 31, 2019 2018 (in thousands, except share and Assets per share data) Current assets: Cash and cash equivalents $ 26,797 $ 1,994 Restricted cash 17,576 — Accounts receivable, net 67,399 54,078 Income tax receivable 772 5,901 Note receivable 29 27 Inventories, net 73,601 77,612 Prepaid expenses and other 1,375 1,046 Total current assets 187,549 140,658 Property, plant and equipment: Land 3,274 3,114 Buildings 101,113 97,393 Machinery and equipment 236,087 212,779 Furniture and fixtures 16,862 16,597 Total property, plant and equipment 357,336 329,883 Less: Accumulated depreciation 179,242 166,880 Property, plant and equipment, net 178,094 163,003 Intangible assets, net 272 506 Goodwill 3,229 3,229 Right of use assets 1,683 — Note receivable, long-term 597 598 Total assets $ 371,424 $ 307,994 Liabilities and Stockholders’ Equity Current liabilities: Revolving credit facility $ — $ — Accounts payable 11,759 10,616 Accrued liabilities 44,269 36,875 Total current liabilities 56,028 47,491 Deferred tax liabilities 15,297 9,259 Other long-term liabilities 3,639 1,801 New market tax credit obligation (a) 6,320 — Commitments and contingencies Stockholders’ equity: Preferred stock, $.001 par value, 5,000,000 shares authorized, no shares issued — — Common stock, $.004 par value, 100,000,000 shares authorized, 52,078,515 and 51,991,242 issued and outstanding at December 31, 2019 and 2018, respectively 208 208 Additional paid-in capital 3,631 — Retained earnings 286,301 249,235 Total stockholders’ equity 290,140 249,443 Total liabilities and stockholders’ equity $ 371,424 $ 307,994 (a) Held by variable interest entities (Note 18) The accompanying notes are an integral part of these consolidated financial statements. 28

AAON, Inc. and Subsidiaries Consolidated Statements of Income Years Ended December 31, 2019 2018 2017 (in thousands, except share and per share data) Net sales $ 469,333 $ 433,947 $ 405,232 Cost of sales 349,908 330,414 281,581 Gross profit 119,425 103,533 123,651 Selling, general and administrative expenses 52,077 48,194 49,371 Loss (gain) on disposal of assets 337 (12) 45 Income from operations 67,011 55,351 74,235 Interest income, net 66 196 298 Other (expense) income, net (46) (47) 91 Income before taxes 67,031 55,500 74,624 Income tax provision 13,320 13,171 20,794 Net income $ 53,711 $ 42,329 $ 53,830 Earnings per share: Basic $ 1.03 $ 0.81 $ 1.02 Diluted $ 1.02 $ 0.80 $ 1.01 Cash dividends declared per common share: $ 0.32 $ 0.32 $ 0.26 Weighted average shares outstanding: Basic 52,079,865 52,284,616 52,572,496 Diluted 52,635,415 52,667,939 53,078,734 The accompanying notes are an integral part of these consolidated financial statements. 29

AAON, Inc. and Subsidiaries Consolidated Statements of Stockholders’ Equity Common Stock Paid-in Retained Shares Amount Capital Earnings Total (in thousands) Balance at December 31, 2016 52,651 $ 211 $ — $ 208,199 $ 208,410 Net income — — — 53,830 53,830 Stock options exercised and restricted 293 1 2,258 — 2,259 stock awards granted Share-based compensation — — 6,313 — 6,313 Stock repurchased and retired (522) (2) (8,571) (9,661) (18,234) Dividends — — — (13,653) (13,653) Balance at December 31, 2017 52,422 210 — 238,715 238,925 Net income — — — 42,329 42,329 Stock options exercised and restricted 353 1 4,986 — 4,987 stock awards granted Share-based compensation — — 7,862 — 7,862 Stock repurchased and retired (784) (3) (12,848) (15,092) (27,943) Dividends — — — (16,717) (16,717) Balance at December 31, 2018 51,991 208 — 249,235 249,443 Net income — — — 53,711 53,711 Stock options exercised and restricted 542 2 12,623 — 12,625 stock awards granted Share-based compensation — — 11,799 — 11,799 Stock repurchased and retired (454) (2) (20,791) — (20,793) Dividends — — — (16,645) (16,645) Balance at December 31, 2019 52,079 $ 208 $ 3,631 $ 286,301 $ 290,140 The accompanying notes are an integral part of these consolidated financial statements. 30

AAON, Inc. and Subsidiaries Consolidated Statements of Cash Flows Years Ended December 31, 2019 2018 2017 Operating Activities (in thousands) Net income $ 53,711 $ 42,329 $ 53,830 Adjustments to reconcile net income to net cash provided by operating activities: Depreciation and amortization 22,766 17,655 15,007 Amortization of bond premiums — 13 47 Amortization of debt issuance costs 7 — — Provision for losses on accounts receivable, net of adjustments 91 174 179 Provision for excess and obsolete inventories 1,454 152 264 Share-based compensation 11,799 7,862 6,313 Loss (gain) on disposition of assets 337 (12) 45 Foreign currency transaction (gain) loss (27) 55 (59) Interest income on note receivable (25) (27) (25) Deferred income taxes 6,038 2,641 (749) Changes in assets and liabilities: Accounts receivable (13,412) (2,832) (7,516) Income tax receivable 5,129 (4,448) 4,591 Inventories 2,557 (5,598) (23,698) Prepaid expenses and other (329) (528) 98 Accounts payable 280 (1,176) 3,043 Deferred revenue 425 412 258 Accrued liabilities and donations 7,124 (1,816) 6,366 Net cash provided by operating activities 97,925 54,856 57,994 Investing Activities Capital expenditures (37,166) (37,268) (41,713) Cash paid in business combination — (6,377) — Proceeds from sale of property, plant and equipment 69 13 10 Investment in certificates of deposits (6,000) (7,200) (5,280) Maturities of certificates of deposits 6,000 10,080 7,912 Purchases of investments held to maturity — (9,001) (13,241) Maturities of investments held to maturity — 14,570 19,700 Proceeds from called investments — 495 1,500 Principal payments from note receivable 51 53 60 Net cash used in investing activities (37,046) (34,635) (31,052) Financing Activities Proceeds from financing obligation, net of issuance costs 6,614 — — Payment related to financing costs (301) — — Stock options exercised 12,625 4,987 2,259 Repurchase of stock (19,586) (26,846) (16,620) Employee taxes paid by withholding shares (1,207) (1,097) (1,614) Cash dividends paid to stockholders (16,645) (16,728) (13,663) Net cash used in financing activities (18,500) (39,684) (29,638) Net increase (decrease) in cash, cash equivalents and restricted cash 42,379 (19,463) (2,696) Cash, cash equivalents and restricted cash, beginning of year 1,994 21,457 24,153 Cash, cash equivalents and restricted cash, end of year $ 44,373 $ 1,994 $ 21,457 The accompanying notes are an integral part of these consolidated financial statements. 31

AAON, Inc. and Subsidiaries Notes to Consolidated Financial Statements December 31, 2019 1. Business Description AAON, Inc. is a Nevada corporation which was incorporated on August 18, 1987. Our operating subsidiaries include AAON, Inc., an Oklahoma corporation and AAON Coil Products, Inc., a Texas corporation (collectively, the “Company”). The Consolidated Financial Statements include our accounts and the accounts of our subsidiaries. We are engaged in the engineering, manufacturing, marketing and sale of air conditioning and heating equipment consisting of standard, semi-custom and custom rooftop units, chillers, packaged outdoor mechanical rooms, air handling units, makeup air units, energy recovery units, condensing units, geothermal/water-source heat pumps, coils and controls. 2. Error Correction We have corrected herein our consolidated financial statements at December 31, 2018 and for the years ended December 31, 2018 and December 31, 2017, in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 250, Accounting Changes and Error Corrections. The unaudited interim financial information for the quarterly periods ended September 30, 2019, June 30, 2019, March 31, 2019, December 31, 2018, September 30, 2018, June 30, 2018 and March 31, 2018, has also been corrected and is included in Note 25, Quarterly Results (Unaudited). The 2019 quarterly corrections will be reflected in the filing of our future 2020 unaudited interim consolidated financial statement filings in Quarterly Reports on Form 10-Q. Error Correction Background The Company noted errors in previously issued financial statements relating to share-based compensation expense for stock options and restricted stock awards held by retirement eligible employees and directors. As defined by our Long-Term Incentive Plans (Note 16), stock options and restricted stock awards are fully vested when an active employee or director meets certain retirement eligibility requirements. We corrected the financial statements to recognize all share-based compensation, related to retirement eligible employees or directors, by the earlier of the grant date (if retirement eligible on grant date) or ratably from grant date to retirement eligible date. The corrected financial statements also include corrections for the tax effect of the share-based compensation corrections as well as the corrections' impact on our prior periods' employees profit sharing bonus plan (Note 17). We do not believe that the errors are quantitatively material to any period presented in our prior financial statements. However, due to the qualitative nature of the matters identified in our review, including the number of years over which the errors occurred, we determined that it would be appropriate to correct the errors in our previously issued consolidated financial statements. Accordingly, we have corrected our consolidated financial statements and the impacted amounts within the accompanying footnotes thereto. 32

Description of Tables

The following tables represent our corrected consolidated statements of income, statements of stockholders' equity, and statements of cash flows for the years ended December 31, 2018 and December 31, 2017, as well as our corrected consolidated balance sheet at December 31, 2018. The values as previously reported for years ended 2018 and 2017 were derived from our Annual Report on Form 10-K for the year ended December 31, 2018 filed on February 28, 2019.

Consolidated Statements of Income

	Year Ended December 31, 2018			Year Ended December 31, 2017		
	Previously Reported	Corrections	As Corrected	Previously Reported	Corrections	As Corrected
	(in thousands, except per share data)					
Net sales	$ 433,947	$ —	$ 433,947	$ 405,232	$ —	$ 405,232
Cost of sales	330,414	— (a)	330,414	281,835	(254) (a)	281,581
Gross profit	103,533	—	103,533	123,397	254	123,651
Selling, general and administrative expenses	47,755	439 (b)	48,194	49,249	122 (b)	49,371
(Gain) loss on disposal of assets	(12)	—	(12)	45	—	45
Income from operations	55,790	(439)	55,351	74,103	132	74,235
Interest income, net	196	—	196	298	—	298
Other (expense) income, net	(47)	—	(47)	91	—	91
Income before taxes	55,939	(439)	55,500	74,492	132	74,624
Income tax provision	13,367	(196) (c)	13,171	19,994	800 (c)	20,794
Net income	$ 42,572	$ (243)	$ 42,329	$ 54,498	$ (668)	$ 53,830
Earnings per share:						
Basic	$ 0.81	$ —	$ 0.81	$ 1.04	$ (0.02)	$ 1.02
Diluted	$ 0.81	$ (0.01)	$ 0.80	$ 1.03	$ (0.02)	$ 1.01
Cash dividends declared per common	$ 0.32	$ —	$ 0.32	$ 0.26	$ —	$ 0.26
Weighted average shares outstanding:						
Basic	52,284,616	—	52,284,616	52,572,496	—	52,572,496
Diluted	52,667,939	—	52,667,939	53,078,734	—	53,078,734

(a) The share-based compensation correction to cost of sales for the year ended December 31, 2017 was approximately $0.3 million. There was no correction required for the year ended December 31, 2018 for cost of sales.

(b) The share-based compensation correction to selling, general and administrative expenses for the years ended December 31, 2018 and 2017 was approximately $0.5 million and $0.1 million, respectively. Included in the correction to selling, general and administrative expenses is a correction to our employee profit sharing bonus plan (Note 17) of approximately $0.1 million and $0.1 million for the years ended December 31, 2018 and 2017, respectively.

(c) The correction to income taxes is the tax affect of the share-based compensation correction discussed above.

33

Consolidated Balance Sheets December 31, 2018 Previously Reported Corrections As Corrected Assets (in thousands, except share and per share data) Current assets: Cash and cash equivalents $ 1,994 $ — $ 1,994 Accounts receivable, net 54,078 — 54,078 Income tax receivable 6,104 (203) (a) 5,901 Note receivable 27 — 27 Inventories, net 77,612 — 77,612 Prepaid expenses and other 1,046 — 1,046 Total current assets 140,861 (203) 140,658 Property, plant and equipment: Land 3,114 — 3,114 Buildings 97,393 — 97,393 Machinery and equipment 212,779 — 212,779 Furniture and fixtures 16,597 — 16,597 Total property, plant and equipment 329,883 — 329,883 Less: Accumulated depreciation 166,880 — 166,880 Property, plant and equipment, net 163,003 — 163,003 Intangible assets, net 506 — 506 Goodwill 3,229 — 3,229 Note receivable, long-term 598 — 598 Total assets $ 308,197 $ (203) $ 307,994 Liabilities and Stockholders’ Equity Current liabilities: Revolving credit facility $ — $ — $ — Accounts payable 10,616 — 10,616 Accrued liabilities 37,455 (580) (b) 36,875 Total current liabilities 48,071 (580) 47,491 Deferred tax liabilities 10,826 (1,567) (a) 9,259 Other long-term liabilities 1,801 — 1,801 Commitments and contingencies Stockholders’ equity: Preferred stock, $.001 par value, 5,000,000 shares authorized, no shares issued — — — Common stock, $.004 par value, 100,000,000 shares authorized, 51,991,242 and 52,422,801 issued and outstanding at December 31, 2018 and 2017, respectively 208 — 208 Additional paid-in capital — — — Retained earnings 247,291 1,944 (c) 249,235 Total stockholders’ equity 247,499 1,944 249,443 Total liabilities and stockholders’ equity $ 308,197 $ (203) $ 307,994 (a) The correction to income tax receivable and deferred tax liability are the tax effect of the share-based compensation corrections. (b) This is the cumulative reduction of our employee profit sharing bonus plan (Note 17) liability as a result of the share-based compensation correction. The prior period costs will be recovered through our estimated 2019 fourth quarter payment which will be paid in early 2020. (c) See descriptions of the stockholders' equity in the consolidated statements of stockholders' equity for the year ended December 31, 2018 in sections below. 34

	Consolidated Statements of Stockholders' Equity				
	Common Stock		Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
			(in thousands)		
As Previously Reported					
Balance at December 31, 2017	52,422	$ 210	$ —	$ 237,016	$ 237,226
Net income	—	—	—	42,572	42,572
Stock options exercised and restricted stock awards granted	353	1	4,986	—	4,987
Share-based compensation	—	—	7,374	—	7,374
Stock repurchased and retired	(784)	(3)	(12,360)	(15,580)	(27,943)
Dividends	—	—	—	(16,717)	(16,717)
Balance at December 31, 2018	51,991	208	—	247,291	247,499
Correction Impacts					
Balance at December 31, 2017	—	—	—	1,699	1,699
Net income	—	—	—	(243)	(243)
Stock options exercised and restricted stock awards granted	—	—	—	—	—
Share-based compensation	—	—	488	—	488
Stock repurchased and retired	—	—	(488)	488	—
Dividends	—	—	—	—	—
Balance at December 31, 2018	—	—	—	1,944	1,944
As Corrected					—
Balance at December 31, 2017	52,422	210	—	238,715	238,925
Net income	—	—	—	42,329	42,329
Stock options exercised and restricted stock awards granted	353	1	4,986	—	4,987
Share-based compensation	—	—	7,862	—	7,862
Stock repurchased and retired	(784)	(3)	(12,848)	(15,092)	(27,943)
Dividends	—	—	—	(16,717)	(16,717)
Balance at December 31, 2018	51,991	$ 208	$ —	$ 249,235	$ 249,443

See descriptions of net income in the consolidated statement of income for the year ended December 31, 2018 in the section above.

35

Consolidated Statements of Stockholders' Equity

	Common Stock		Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
			(in thousands)		
As Previously Reported					
Balance at December 31, 2016	52,651	$ 211	$ —	$ 205,687	$ 205,898
Net income	—	—	—	54,498	54,498
Stock options exercised and restricted stock awards granted	293	1	2,258	—	2,259
Share-based compensation	—	—	6,458	—	6,458
Stock repurchased and retired	(522)	(2)	(8,716)	(9,516)	(18,234)
Dividends	—	—	—	(13,653)	(13,653)
Balance at December 31, 2017	52,422	210	—	237,016	237,226
Correction Impacts					
Balance at December 31, 2016	—	—	—	2,512	2,512
Net income	—	—	—	(668)	(668)
Stock options exercised and restricted stock awards granted	—	—	—	—	—
Share-based compensation	—	—	(145)	—	(145)
Stock repurchased and retired	—	—	145	(145)	—
Dividends	—	—	—	—	—
Balance at December 31, 2017	—	—	—	1,699	1,699
As Corrected					
Balance at December 31, 2016	52,651	211	—	208,199	208,410
Net income	—	—	—	53,830	53,830
Stock options exercised and restricted stock awards granted	293	1	2,258	—	2,259
Share-based compensation	—	—	6,313	—	6,313
Stock repurchased and retired	(522)	(2)	(8,571)	(9,661)	(18,234)
Dividends	—	—	—	(13,653)	(13,653)
Balance at December 31, 2017	52,422	$ 210	$ —	$ 238,715	$ 238,925

See descriptions of net income in the consolidated statement of income for the year ended December 31, 2017 in the section above.

36

	Consolidated Statements of Cash Flows					
	Year Ended December 31, 2018			Year Ended December 31, 2017		
	Previously Reported	Corrections	As Corrected	Previously Reported	Corrections	As Corrected
Operating Activities			*(in thousands)*			
Net income	$ 42,572	$ (243)	$ 42,329	$ 54,498	$ (668)	$ 53,830
Adjustments to reconcile net income to net cash provided by operating activities:						
Depreciation and amortization	17,655	—	17,655	15,007	—	15,007
Amortization of bond premiums	13	—	13	47	—	47
Provision for losses on accounts receivable, net of adjustments	174	—	174	179	—	179
Provision for excess and obsolete inventories	152	—	152	264	—	264
Share-based compensation	7,374	488	7,862	6,458	(145)	6,313
(Gain) loss on disposition of assets	(12)	—	(12)	45	—	45
Foreign currency transaction loss (gain)	55	—	55	(59)	—	(59)
Interest income on note receivable	(27)	—	(27)	(25)	—	(25)
Deferred income taxes	2,849	(208)	2,641	(1,554)	805	(749)
Changes in assets and liabilities:						
Accounts receivable	(2,832)	—	(2,832)	(7,516)	—	(7,516)
Income tax receivable	(4,461)	13	(4,448)	4,596	(5)	4,591
Inventories	(5,598)	—	(5,598)	(23,698)	—	(23,698)
Prepaid expenses and other	(528)	—	(528)	98	—	98
Accounts payable	(1,176)	—	(1,176)	3,043	—	3,043
Deferred revenue	412	—	412	258	—	258
Accrued liabilities and donations	(1,766)	(50)	(1,816)	6,353	13	6,366
Net cash provided by operating activities	54,856	—	54,856	57,994	—	57,994
Investing Activities						
Capital expenditures	(37,268)	—	(37,268)	(41,713)	—	(41,713)
Cash paid in business combination	(6,377)	—	(6,377)	—	—	—
Proceeds from sale of property, plant and equipment	13	—	13	10	—	10
Investment in certificates of deposits	(7,200)	—	(7,200)	(5,280)	—	(5,280)
Maturities of certificates of deposits	10,080	—	10,080	7,912	—	7,912
Purchases of investments held to maturity	(9,001)	—	(9,001)	(13,241)	—	(13,241)
Maturities of investments held to maturity	14,570	—	14,570	19,700	—	19,700
Proceeds from called investments	495	—	495	1,500	—	1,500
Principal payments from note receivable	53	—	53	60	—	60
Net cash used in investing activities	(34,635)	—	(34,635)	(31,052)	—	(31,052)
Financing Activities						
Stock options exercised	4,987	—	4,987	2,259	—	2,259
Repurchase of stock	(26,846)	—	(26,846)	(16,620)	—	(16,620)
Employee taxes paid by withholding shares	(1,097)	—	(1,097)	(1,614)	—	(1,614)
Cash dividends paid to stockholders	(16,728)	—	(16,728)	(13,663)	—	(13,663)
Net cash used in financing activities	(39,684)	—	(39,684)	(29,638)	—	(29,638)
Net decrease in cash and cash equivalents	(19,463)	—	(19,463)	(2,696)	—	(2,696)
Cash and cash equivalents, beginning of	21,457	—	21,457	24,153	—	24,153
Cash and cash equivalents, end of year	$ 1,994	$ —	$ 1,994	$ 21,457	$ —	$ 21,457

37

No corrections impacted the classifications between net operating, net investing, or net financing cash flow activities. 3. Summary of Significant Accounting Policies Principles of Consolidation These financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All inter-company accounts and transactions have been eliminated. Our financial statements consolidate all of our affiliated entities in which we have a controlling financial interest. Because we hold certain rights that give us the power to direct the activities of two variable interest entities ("VIEs") (Note 18) that most significantly impact the VIEs economic performance, combined with a variable interest that gives us the right to receive potentially significant benefits or the obligation to absorb potentially significant losses, we have a controlling financial interest in those VIEs. Cash and Cash Equivalents We consider all highly liquid temporary investments with original maturity dates of three months or less to be cash equivalents. Cash and cash equivalents consist of bank deposits and highly liquid, interest-bearing money market funds. The Company’s cash and cash equivalents are held in a few financial institutions in amounts that exceed the insurance limits of the Federal Deposit Insurance Corporation. However, management believes that the Company’s counterparty risks are minimal based on the reputation and history of the institutions selected. Restricted Cash Restricted cash held at December 31, 2019 consist of bank deposits and highly liquid, interest-bearing money market funds held for the purpose of the Company's qualified New Markets Tax Credit program (Note 19) to benefit an investment in plant and equipment to facilitate the expansion of our Longview, Texas manufacturing operations. The Company’s restricted cash is held in a financial institutions in amounts that exceed the insurance limits of the Federal Deposit Insurance Corporation. However, management believes that the Company’s counterparty risks are minimal based on the reputation and history of the institutions selected. Certificates of Deposit We held no certificates of deposit at December 31, 2019 and 2018. Investments Held to Maturity At December 31, 2019 and 2018, we held no investments. We record the amortized cost basis and accrued interest of the corporate notes and bonds in the Consolidated Balance Sheets. We record the interest and amortization of bond premium to interest income in the Consolidated Statements of Income. Accounts and Note Receivable Accounts and note receivable are stated at amounts due from customers, net of an allowance for doubtful accounts. We generally do not require that our customers provide collateral. The Company determines its allowance for doubtful accounts by considering a number of factors, including the credit risk of specific customers, the customer’s ability to pay current obligations, historical trends, economic and market conditions and the age of the receivable. Accounts are considered past due when the balance has been outstanding for ninety days past negotiated credit terms. Past due accounts are generally written-off against the allowance for doubtful accounts only after all collection attempts have been exhausted. 38

Concentration of Credit Risk Our customers are concentrated primarily in the domestic commercial and industrial new construction and replacement markets. To date, our sales have been primarily to the domestic market, with foreign sales accounting for approximately 3%, 3% and 4% of revenues for the years ended December 31, 2019, 2018, and 2017, respectively. One customer, Texas AirSystems, accounted for approximately 10% of our sales during 2019, 2018 and 2017. No other customer accounted for more than 5% of our sales during 2019, 2018 and 2017. One customer, Texas AirSystems, accounted for approximately 10% of our accounts receivable balance at December 31, 2019. No other customer accounted for 5% or more of our accounts receivable balance at December 31, 2019 and 2018. Inventories Inventories are valued at the lower of cost or net realizable value using the first-in, first-out (“FIFO”) method. Cost in inventory includes purchased parts and materials, direct labor and applied manufacturing overhead. We establish an allowance for excess and obsolete inventories based on product line changes, the feasibility of substituting parts and the need for supply and replacement parts. Property, Plant and Equipment Property, plant and equipment, including significant improvements, are recorded at cost, net of accumulated depreciation. Repairs and maintenance and any gains or losses on disposition are included in operations. Depreciation is computed using the straight-line method over the following estimated useful lives: Buildings 3 - 40 years Machinery and equipment 3 - 15 years Furniture and fixtures 3 - 7 years Business Combinations We record the assets acquired and liabilities assumed in a business combination at their acquisition date fair values. Fair Value Financial Instruments and Measurements The carrying amounts of cash and cash equivalents, receivables, accounts payable and accrued liabilities approximate fair value because of the short-term maturity of the items. The carrying amount of the Company’s revolving line of credit, and other payables, approximate their fair values either due to their short term nature, the variable rates associated with the debt or based on current rates offered to the Company for debt with similar characteristics. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. Fair value is based upon assumptions that market participants would use when pricing an asset or liability. We use the following fair value hierarchy, which prioritizes valuation technique inputs used to measure fair value into three broad levels: • Level 1: Quoted prices in active markets for identical assets and liabilities that we have the ability to access at the measurement date. • Level 2: Inputs (other than quoted prices included within Level 1) that are either directly or indirectly observable for the asset or liability, including (i) quoted prices for similar assets or liabilities in active markets, (ii) quoted prices for identical or similar assets or liabilities in inactive markets, (iii) inputs other than quoted prices that are observable for the asset or liability, and (iv) inputs that are derived from observable market data by correlation or other means. • Level 3: Unobservable inputs for the asset or liability including situations where there is little, if any, market activity for the asset or liability. Items categorized in Level 3 include the estimated business combination fair values of property, plant and equipment, intangible assets and goodwill. 39

The fair value hierarchy gives the highest priority to quoted prices in active markets (Level 1) and the lowest priority to unobservable inputs (Level 3). In some cases, the inputs used to measure fair value might fall into different levels of the fair value hierarchy. The lowest level input that is significant to a fair value measurement determines the applicable level in the fair value hierarchy. Assessing the significance of a particular input to a fair value measurement requires judgment, considering factors specific to the asset or liability. Intangible Assets Our intangible assets include various trademarks, service marks and technical knowledge acquired in our February 2018 business combination (Note 5). We amortize our intangible assets on a straight-line basis over the estimated useful lives of the assets. We evaluate the carrying value of our amortizable intangible assets for potential impairment when events and circumstances warrant such a review. Goodwill Goodwill represents the excess of the consideration paid for the acquired businesses over the fair value of the individual assets acquired, net of liabilities assumed. Goodwill at December 31, 2019 is deductible for income tax purposes. Goodwill is not amortized, but instead is evaluated for impairment at least annually. We perform our annual assessment of impairment during the fourth quarter of our fiscal year, and more frequently if circumstances warrant. To perform this assessment, we first consider qualitative factors to determine whether it is more likely than not that the fair value of the reporting unit exceeds its carrying amount. If we conclude that it is more likely than not that the fair value of a reporting unit does not exceed its carrying amount, we calculate the fair value for the reporting unit and compare the amount to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired. If the carrying amount of a reporting unit exceeds its fair value, goodwill is considered to be impaired and the goodwill balance is reduced by the difference between the fair value and carrying amount of the reporting unit. We performed a qualitative assessment as of December 31, 2019 to determine whether it was more likely than not that the fair value of the reporting unit was greater than the carrying value of the reporting unit. Based on these qualitative assessments, we determined that the fair value of the reporting unit was more likely than not greater than the carrying value of the reporting unit. Estimates and assumptions used to perform the impairment evaluation are inherently uncertain and can significantly affect the outcome of the analysis. The estimates and assumptions we use in the annual goodwill impairment assessment included market participant considerations and future forecasted operating results. Changes in operating results and other assumptions could materially affect these estimates. Impairment of Long-Lived Assets We review long-lived assets for possible impairment when events or changes in circumstances indicate, in management’s judgment, that the carrying amount of an asset may not be recoverable. Recoverability is measured by a comparison of the carrying amount of an asset or asset group to its estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the undiscounted cash flows are less than the carrying amount of the asset or asset group, an impairment loss is recognized for the amount by which the carrying amount of the asset or asset group exceeds its fair value. Research and Development The costs associated with research and development for the purpose of developing and improving new products are expensed as incurred. For the years ended December 31, 2019, 2018, and 2017 research and development costs amounted to approximately $14.8 million, $13.5 million, and $13.0 million, respectively. 40

Advertising Advertising costs are expensed as incurred. Advertising expense for the years ended December 31, 2019, 2018, and 2017 was approximately $0.8 million, $0.8 million, and $1.7 million, respectively. Shipping and Handling We incur shipping and handling costs in the distribution of products sold that are recorded in cost of sales. Shipping charges that are billed to the customer are recorded in revenues and as an expense in cost of sales. For the years ended December 31, 2019, 2018, and 2017 shipping and handling fees amounted to approximately $14.4 million, $12.6 million, and $11.4 million, respectively. Income Taxes Income taxes are accounted for under the asset and liability method. The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the book carrying amounts and the tax basis of assets and liabilities. Excess tax benefits and deficiencies are reported as an income tax benefit or expense on the statement of income and are treated as discrete items to the income tax provision in the reporting period in which they occur. We establish accruals for unrecognized tax positions when it is more likely than not that our tax return positions may not be fully sustained. The Company records a valuation allowance for deferred tax assets when, in the opinion of management, it is more likely than not that deferred tax assets will not be realized. Share-Based Compensation The Company recognizes expense for its share-based compensation based on the fair value of the awards that are granted. The Company’s share-based compensation plans provide for the granting of stock options and restricted stock. The fair values of stock options are estimated at the date of grant using the Black-Scholes-Merton option valuation model. The use of the Black-Scholes-Merton option valuation model requires the input of subjective assumptions. The fair value of restricted stock awards is based on the fair market value of AAON common stock on the respective grant dates, reduced for the present value of dividends. Compensation expense is recognized on a straight-line basis over the service period of the related share-based compensation award. Stock options and restricted stock awards, granted to employees, vest at a rate of 20% per year. Restricted stock awards granted to directors historically vest one-third each year or, if granted on or after May 2019, vest over the shorter of directors' remaining elected term or one-third each year. If the employee or director is retirement eligible (as defined by the Long Term Incentive Plans) or becomes retirement eligible during service period of the related share-based compensation award, the service period is the lesser of 1) the grant date, if retirement eligible on grant date, or 2) the period between grant date and retirement eligible date. Forfeitures are accounted for as they occur. Derivative Instruments In the course of normal operations, the Company occasionally enters into contracts such as forward priced physical contracts for the purchase of raw materials that qualify for and are designated as normal purchase or normal sale contracts. Such contracts are exempted from the fair value accounting requirements and are accounted for at the time product is purchased or sold under the related contract. The Company does not engage in speculative transactions, nor does the Company hold or issue financial instruments for trading purposes. Revenue Recognition On January 1, 2018, we adopted the new accounting standard FASB ASC Topic 606, Revenue from Contracts with Customers, and all the related amendments to all contracts using the retrospective method. The impact at adoption was not material to the consolidated financial statements. The new accounting policy provides results substantially consistent with prior revenue recognition policies. The Company recognizes revenue when it satisfies the performance obligation in its contracts. Most of the Company’s products are highly customized, cannot be resold to other customers and the cost of rework to be resold is not economical. The Company has a formal cancellation policy and generally does not accept returns on these units. As a result, many of the Company’s products do not have an alternative use and therefore, for these products 41 we recognize revenue over the time it takes to produce the unit. For all other products that are part sales or standardized units, we satisfy the performance obligation when the control is passed to the customer, generally at time of shipment. Final sales prices are fixed based on purchase orders. Sales allowances and customer incentives are treated as reductions to sales and are provided for based on historical experiences and current estimates. Sales of our products are moderately seasonal with the peak period being July - November of each year. In addition, the Company presents revenues net of sales tax and net of certain payments to our independent manufacturer representatives (“Representatives”). Representatives are national companies that are in the business of providing HVAC units and other related products and services to customers. The end user customer orders a bundled group of products and services from the Representative and expects the Representative to fulfill the order. Only after the specifications are agreed to by the Representative and the customer, and the decision is made to use an AAON HVAC unit, will we receive notice of the order. We establish the amount we must receive for our HVAC unit (“minimum sales price”), but do not control the total order price that is negotiated by the Representative with the end user customer. We are responsible for billings and collections resulting from all sales transactions, including those initiated by our Representatives. The Representatives submit the total order price to us for invoicing and collection. The total order price includes our minimum sales price and an additional amount which may include both the Representatives’ fee and amounts due for additional products and services required by the customer. These additional products and services may include controls purchased from another manufacturer to operate the unit, start-up services, and curbs for supporting the unit (“Third Party Products”). All are associated with the purchase of a HVAC unit but may be provided by the Representative or another third party. The Company is under no obligation related to Third Party Products. The Representatives’ fee and Third Party Products amounts (“Due to Representatives”) are paid only after all amounts associated with the order are collected from the customer. The amount of payments to our representatives was $46.1 million, $47.8 million, and $51.8 million for each of the years ended December 31, 2019, 2018, and 2017, respectively. The Company also sells extended warranties on parts for various lengths of time ranging from six months to 10 years. Revenue for these separately priced warranties is deferred and recognized on a straight-line basis over the separately priced warranty period. Insurance Reserves Under the Company’s insurance programs, coverage is obtained for significant liability limits as well as those risks required to be insured by law or contract. It is the policy of the Company to self-insure a portion of certain expected losses related primarily to workers’ compensation and medical liability. Provisions for losses expected under these programs are recorded based on the Company’s estimates of the aggregate liabilities for the claims incurred. Product Warranties A provision is made for the estimated cost of maintaining product warranties to customers at the time the product is sold based upon historical claims experience by product line. The Company records a liability and an expense for estimated future warranty claims based upon historical experience and management’s estimate of the level of future claims. Changes in the estimated amounts recognized in prior years are recorded as an adjustment to the liability and expense in the current year. Use of Estimates The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Because these estimates and assumptions require significant judgment, actual results could differ from those estimates and could have a significant impact on our results of operations, financial position and cash flows. We reevaluate our estimates and assumptions as needed, but at a minimum on a quarterly basis. The most significant estimates include, but are not limited to, the allowance for doubtful accounts, inventory reserves, 42 warranty accrual, workers compensation accrual, medical insurance accrual, share-based compensation and income taxes. Actual results could differ materially from those estimates.

4. Revenue Recognition

Disaggregated net sales by major source:

	Years Ended December 31,		
	2019	2018	2017
		(in thousands)	
Rooftop Units	$ 349,427	$ 333,105	$ 317,414
Condensing Units	18,475	18,282	19,276
Air Handlers	24,265	21,905	22,570
Outdoor Mechanical Rooms	1,643	2,408	3,238
Water Source Heat Pumps	25,447	14,660	9,911
Part Sales	33,331	26,732	20,756
Other	16,745	16,855	12,067
Net Sales	$ 469,333	$ 433,947	$ 405,232

Other sales include freight, extended warranties and miscellaneous revenue.

Disaggregated units sold by major source:

	Years Ended December 31,		
	2019	2018	2017
Rooftop Units	14,448	15,273	16,003
Condensing Units	1,738	2,007	2,252
Air Handlers	2,372	2,500	2,577
Outdoor Mechanical Rooms	33	38	64
Water Source Heat Pumps	7,716	5,334	2,485
Total Units	26,307	25,152	23,381

5. Business Combination

On February 28, 2018, we closed on the purchase of substantially all of the assets of WattMaster Controls, Inc. ("WattMaster"). The assets acquired consisted primarily of intellectual property, receivables, inventory and fixed assets. The Company also hired substantially all of the WattMaster employees. These assets and workforce will allow us to accelerate the development of our own electronic controllers for air distribution systems. We funded the business combination with available cash of $6.0 million. In May 2018, we paid the final working capital settlement of $0.4 million with available cash. We have included the results of WattMaster's operations in our consolidated financial statements beginning March 1, 2018.

43

The following table presents the allocation of the consideration paid to the assets acquired and liabilities assumed, based on their fair values, in the acquisition of WattMaster described above:

		(in thousands)
Accounts receivable	$	1,082
Inventories		1,380
Property, plant and equipment		340
Intellectual property		700
Goodwill		3,229
Assumed current liabilities		(354)
Consideration paid	$	6,377

Goodwill represents the excess of the consideration paid for the acquired businesses over the fair value of the individual assets acquired, net of liabilities assumed. Goodwill represents a premium paid to acquire the skilled workforce of the business acquired and is deductible for federal income tax purposes.

6. Leases

We adopted ASU No. 2016-02, *Leases (Topic 842)*, as amended, as of January 1, 2019, using the transition method, which becomes effective upon the date of adoption. The transition method allows entities to initially apply the new leases standard at the adoption date (January 1, 2019) and recognizes a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. In addition, we elected the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allowed us to carry forward the historical lease classification. We have also elected the short-term lease measurement and recognition exemption which does not require balance sheet presentation for short-term leases. The Company historically does not enter into numerous or material lease agreements to support its manufacturing operations. Furthermore, any lease agreements entered into are usually less than a year and for leases on non material assets such as warehouse vehicles and office equipment.

Adoption of the new standard resulted in the recording of additional lease right of use assets and lease liabilities of approximately $1.8 million as of January 1, 2019, which mostly relates to the multi-year facility lease assumed in the 2018 WattMaster acquisition (Note 5). The cumulative-effect adjustment to the opening balance was immaterial to the consolidated financial statements as a whole. The standard did not materially impact our consolidated net earnings or cash flows.

7. Accounts Receivable

Accounts receivable and the related allowance for doubtful accounts are as follows:

	December 31,			
	2019		2018	
	(in thousands)			
Accounts receivable	$	67,752	$	54,342
Less: Allowance for doubtful accounts		(353)		(264)
Total, net	$	67,399	$	54,078

44

Years Ended December 31, 2019 2018 2017 Allowance for doubtful accounts: (in thousands) Balance, beginning of period $ 264 $ 119 $ 90 Provisions for losses on accounts receivable, net of adjustments 91 174 179 Accounts receivable written off, net of recoveries (2) (29) (150) Balance, end of period $ 353 $ 264 $ 119 8. Inventories The components of inventories and the related changes in the allowance for excess and obsolete inventories are as follows: December 31, 2019 2018 (in thousands) Raw materials $ 68,842 $ 67,995 Work in process 1,825 4,060 Finished goods 5,578 6,767 76,245 78,822 Less: Allowance for excess and obsolete inventories (2,644) (1,210) Total, net $ 73,601 $ 77,612 Years Ended December 31, 2019 2018 2017 Allowance for excess and obsolete inventories: (in thousands) Balance, beginning of period $ 1,210 $ 1,118 $ 1,382 Provisions for excess and obsolete inventories 1,454 152 102 Inventories written off (20) (60) (366) Balance, end of period $ 2,644 $ 1,210 $ 1,118 9. Intangible Assets Our intangible assets consist of the following: December 31, 2019 2018 (in thousands) Intellectual property $ 700 $ 700 Less: Accumulated amortization (428) (194) Total, net $ 272 $ 506 Amortization expense recorded in cost of sales is as follows: Years Ended December 31, 2019 2018 2017 (in thousands) Amortization expense $ 234 $ 194 $ — 45

10. Note Receivable In connection with the closure of our Canadian facility on May 18, 2009, we sold land and a building in September 2010 and assumed a note receivable from the borrower secured by the property. The C$1.1 million, 15 year note has an interest rate of 4.0% and is payable to us monthly, and has a C$0.6 million balloon payment due in October 2025. Interest payments are recognized in interest income. We evaluate the note for impairment on a quarterly basis. We determine the note receivable to be impaired if we are uncertain of its collectability based on the contractual terms. At December 31, 2019 and 2018, there was no impairment. 11. Supplemental Cash Flow Information Years Ended December 31, 2019 2018 2017 Supplemental disclosures: (in thousands) Interest paid $ — $ 6 $ — Income taxes paid, net 2,172 14,979 16,951 Non-cash investing and financing activities: Non-cash capital expenditures 863 481 832 12. Warranties The Company has warranties with various terms from 18 months for parts to 25 years for certain heat exchangers. The Company has an obligation to replace parts if conditions under the warranty are met. A provision is made for estimated warranty costs at the time the related products are sold based upon the warranty period, historical trends, new products and any known identifiable warranty issues. Changes in the warranty accrual are as follows: Years Ended December 31, 2019 2018 2017 Warranty accrual: (in thousands) Balance, beginning of period $ 11,421 $ 10,483 $ 7,936 Payments made (6,816) (7,869) (8,686) Provisions 8,047 9,669 11,233 Change in estimate — (862) — Balance, end of period $ 12,652 $ 11,421 $ 10,483 Warranty expense: $ 8,047 $ 8,807 $ 11,233 The change in estimate relates to the Company’s failure rate calculation. During 2018, in reviewing claims data, the Company noted specific claims that were the result of an isolated incident and not representative of the Company’s historical performance or representative of expected future claims. As such, these claims were accounted for as a specific accrual for warranty liability and excluded from our failure rate that the Company utilizes in estimating future claims. 46

13. Accrued Liabilities At December 31, accrued liabilities were comprised of the following: December 31, 2019 2018 (in thousands) Warranty $ 12,652 $ 11,421 Due to representatives 11,538 11,024 Payroll 5,058 4,182 Profit sharing 1,721 1,255 Workers' compensation 522 567 Medical self-insurance 707 1,207 Customer prepayments 4,627 2,367 Donations 354 150 Employee vacation time 3,804 3,173 Other 3,286 1,529 Total $ 44,269 $ 36,875 14. Revolving Credit Facility Our revolving credit facility (“BOK Revolver”), as amended, provides for maximum borrowings of $30.0 million which is provided by BOKF, NA dba Bank of Oklahoma (“Bank of Oklahoma”). Under the line of credit, there was one standby letter of credit totaling $1.7 million as of December 31, 2019. Borrowings available under the revolving credit facility at December 31, 2019, were $28.3 million. Interest on borrowings is payable monthly at LIBOR plus 2.0%. No fees are associated with the unused portion of the committed amount. As of December 31, 2019 and 2018, we had no balance outstanding under our revolving credit facility. The revolving credit facility expires on July 26, 2021. At December 31, 2019 and 2018, the weighted average interest rate of our revolving credit facility was 4.3% and 4.2%, respectively. At December 31, 2019, we were in compliance with our financial covenants. These covenants require that we meet certain parameters related to our tangible net worth and total liabilities to tangible net worth ratio. At December 31, 2019 our tangible net worth was $290.1 million, which meets the requirement of being at or above $175.0 million. Our total liabilities to tangible net worth ratio was 0.3 to 1.0, which meets the requirement of not being above 2 to 1. On October 24, 2019 we amended the BOK Revolver to allow for the occurrence of transactions associated with the New Markets Tax Credit transaction (Note 19). This amendment also removed section 8.1.4 which required our Chief Executive Officer, Norman Asbjornson, to maintain ownership of 25% of the Company. As Mr. Norman Asbjornson does not currently, and has not for several years maintained this level of ownership, a limited waiver of default was also added to the amendment. 15. Income Taxes The provision (benefit) for income taxes consists of the following: Years Ended December 31, 2019 2018 2017 (in thousands) Current $ 7,282 $ 10,530 $ 21,543 Deferred 6,038 2,641 (749) Total $ 13,320 $ 13,171 $ 20,794 47

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate before the provision for income taxes. The reconciliation of the federal statutory income tax rate to the effective income tax rate is as follows: Years Ended December 31, 2019 2018 2017 Federal statutory rate 21% 21% 35 % State income taxes, net of federal benefit 5% 6% 5 % Remeasurement of deferred taxes —% —% (5)% Domestic manufacturing deduction —% —% (3)% Excess tax benefits (3)% (2)% (3)% Return to provision (1)% —% —% Oklahoma amended tax returns (1)% —% —% Other (1)% (1)% (1)% 20% 24% 28 % The Tax Cuts and Jobs Act (the “Act”) was enacted on December 22, 2017. Major changes under the Act include the following: • Reducing the corporate rate to 21 percent • Doubling bonus depreciation to 100 percent for five years • Further limitations on executive compensation deductions • Eliminating the domestic manufacturing deduction As a result of these changes, the Company adjusted its deferred tax assets and liabilities in 2017 using the newly enacted rates for the periods when they are expected to be realized. The remeasurement in 2017 resulted in a benefit to income taxes of $3.7 million. The new bonus depreciation provisions resulted in the Company taking $3.2 million of bonus depreciation in 2017. The Company also has historically taken the domestic manufacturing deduction. The Company will no longer receive the benefit of this deduction which typically has lowered our effective tax rate by 3.0%. The Company sometimes has executive compensation that exceeds the $1.0 million limitation. Typically the limit is exceeded due to the volume of stock activity performed by the executives during the year. The limit could also be exceeded by the Chief Executive Officer receiving the maximum amount under our executive annual cash incentive bonus plan. Any compensation that exceeded this limitation in 2018 and in the future will be a permanent difference and cause an increase to our income tax provision. Upon completion of the Company's 2018 tax return in 2019, the Company recorded additional benefit due to higher than expected research and development credit of $0.6 million. Additionally in 2019, the Company determined it could take advantage of an additional 1% tax credit in Oklahoma for years in which the Company's location was deemed to be within an enterprise zone. The additional OK Credit for being in an enterprise zone, or otherwise allowable under Oklahoma law, resulted in a benefit of $1.2 million. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes. 48

The significant components of the Company’s deferred tax assets and liabilities are as follows: December 31, 2019 2018 (in thousands) Deferred income tax assets (liabilities): Accounts receivable and inventory reserves $ 835 $ 401 Warranty accrual 3,523 3,105 Other accruals 1,919 2,445 Share-based compensation 3,906 3,264 Donations 194 80 Other, net 2,140 851 Total deferred income tax assets 12,517 10,146 Property & equipment (27,814) (19,405) Total deferred income tax liabilities $ (27,814) $ (19,405) Net deferred income tax liabilities $ (15,297) $ (9,259) We file income tax returns in the U.S., state and foreign income tax returns jurisdictions. We are subject to U.S. examinations for tax years 2016 to present, and to non-U.S. income tax examinations for the tax years 2015 to present. In addition, we are subject to state and local income tax examinations for tax years 2015 to present. The Company continues to evaluate its need to file returns in various state jurisdictions. Any interest or penalties would be recognized as a component of income tax expense. 16. Share-Based Compensation On May 22, 2007, our stockholders adopted a Long-Term Incentive Plan (“LTIP”) which provided an additional 3.3 million shares that could be granted in the form of stock options, stock appreciation rights, restricted stock awards, performance units and performance awards, in addition to the shares from the previous plan, the 1992 Plan. Since inception of the LTIP, non-qualified stock options and restricted stock awards have been granted with a five year vesting schedule. Under the LTIP, the exercise price of shares granted may not be less than 100% of the fair market value at the date of the grant. On May 24, 2016, our stockholders adopted the 2016 Long-Term Incentive Plan (“2016 Plan”) which provides for approximately 6.4 million shares, comprised of 3.4 million new shares provided for under the 2016 Plan, approximately 0.4 million shares that were available for issuance under the previous LTIP that are now authorized for issuance under the 2016 Plan, and an additional 2.6 million shares that were approved by the stockholders on May 15, 2018. Under the 2016 Plan, shares can be granted in the form of stock options, stock appreciation rights, restricted stock awards, performance awards, dividend equivalent rights, and other awards. Under the 2016 Plan, the exercise price of shares granted may not be less than 100% of the fair market value at the date of the grant. The 2016 Plan is administered by the Compensation Committee of the Board of Directors or such other committee of the Board of Directors as is designated by the Board of Directors (the “Committee”). Membership on the Committee is limited to independent directors. The Committee may delegate certain duties to one or more officers of the Company as provided in the 2016 Plan. The Committee determines the persons to whom awards are to be made, determines the type, size and terms of awards, interprets the 2016 Plan, establishes and revises rules and regulations relating to the 2016 Plan and makes any other determinations that it believes necessary for the administration of the 2016 Plan. 49

The following weighted average assumptions were used to determine the fair value of the stock options granted on the original grant date for expense recognition purposes for options granted during December 31, 2019, 2018, and 2017 using a Black Scholes-Merton Model:

	2019	2018	2017
Director and Officers:			
Expected dividend yield	$ 0.32	$ 0.26	$ 0.26
Expected volatility	29.54 %	29.73 %	30.81 %
Risk-free interest rate	2.40 %	2.20 %	1.90 %
Expected life (in years)	5.00	5.00	5.00
Employees:			
Expected dividend yield	$ 0.32	$ 0.26	$ 0.26
Expected volatility	29.54 %	29.82 %	30.67 %
Risk-free interest rate	2.38 %	2.51 %	1.89 %
Expected life (in years)	5.00	5.00	5.00

The expected term of the options is based on evaluations of historical and expected future employee exercise behavior. The risk-free interest rate is based on the U.S. Treasury rates at the date of grant with maturity dates approximately equal to the expected life at the grant date. Volatility is based on historical volatility of our stock over time periods equal to the expected life at grant date.

The following is a summary of stock options vested and exercisable as of December 31, 2019:

Range of Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Intrinsic Value
				(in thousands)
$7.18 - 34.10	451,077	5.44	$ 23.47	$ 11,702
$34.15 - 40.87	86,122	7.82	36.33	1,126
$41.37 - 50.68	1,750	1.81	41.59	14
Total	538,949	5.81	$ 25.58	$ 12,842

The following is a summary of stock options vested and exercisable as of December 31, 2018:

Range of Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Intrinsic Value
				(in thousands)
$5.67 - 32.80	456,223	5.72	$ 20.25	$ 6,757
$32.85 - 34.10	42,552	7.47	33.95	47
$34.15 - 42.94	17,202	8.30	35.19	7
Total	515,977	5.95	$ 21.88	$ 6,811

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The following is a summary of stock options vested and exercisable as of December 31, 2017:

Range of Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Intrinsic Value
				(in thousands)
$4.54 - 22.76	424,130	4.36	$ 12.41	$ 10,303
$23.57 - 32.85	107,456	8.31	30.10	709
$32.90 - 37.30	25,725	9.19	34.07	68
Total	557,311	5.35	$ 16.82	$ 11,080

A summary of option activity under the plans is as follows:

Options	Shares	Weighted Average Exercise Price
Outstanding at December 31, 2018	2,445,849	$ 30.77
Granted	1,975,820	41.50
Exercised	(444,389)	28.40
Forfeited or Expired	(350,233)	36.78
Outstanding at December 31, 2019	3,627,047	$ 36.32
Exercisable at December 31, 2019	538,949	$ 25.58

The total pre-tax compensation cost related to unvested stock options not yet recognized as of December 31, 2019 is $19.4 million and is expected to be recognized over a weighted-average period of 3.58 years.

The total intrinsic value of options exercised during the years ended December 31, 2019, 2018, and 2017 was $8.1 million, $5.4 million, and $4.5 million, respectively. The cash received from options exercised during the year ended December 31, 2019, 2018, and 2017 was $12.6 million, $5.0 million, and $2.3 million, respectively. The impact of these cash receipts is included in financing activities in the accompanying Consolidated Statements of Cash Flows.

A summary of the unvested restricted stock awards is as follows:

Restricted stock	Shares	Weighted Average Grant date Fair Value
Unvested at December 31, 2018	292,450	$ 28.54
Granted	113,018	40.98
Vested	(122,278)	26.38
Forfeited	(15,706)	34.71
Unvested at December 31, 2019	267,484	$ 34.42

At December 31, 2019, unrecognized compensation cost related to unvested restricted stock awards was approximately $4.6 million which is expected to be recognized over a weighted average period of 2.64 years.

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A summary of share-based compensation is as follows for the years ended December 31, 2019, 2018, and 2017:

	2019	2018	2017
		(in thousands)	
Grant date fair value of awards during the period:			
Options	$ 20,442	$ 12,932	$ 3,699
Restricted stock	4,631	3,609	4,217
Total	$ 25,073	$ 16,541	$ 7,916

	2019	2018	2017
		(in thousands)	
Share-based compensation expense:			
Options	$ 9,145	$ 5,344	$ 3,095
Restricted stock	2,654	2,518	3,218
Total	$ 11,799	$ 7,862	$ 6,313

	2019	2018	2017
		(in thousands)	
Income tax benefit related to share-based compensation:			
Options	$ 1,197	$ 980	$ 1,413
Restricted stock	575	353	1,051
Total	$ 1,772	$ 1,333	$ 2,464

17. Employee Benefits

Defined Contribution Plan - 401(k)

We sponsor a defined contribution plan (the "Plan"). Eligible employees may make contributions in accordance with the Plan and IRS guidelines. In addition to the traditional 401(k), eligible employees are given the option of making an after-tax contribution to a Roth 401(k) or a combination of both. The Plan provides for automatic enrollment and for an automatic increase to the deferral percentage at January 1st of each year and each year thereafter. Eligible employees are automatically enrolled in the Plan at a 6% deferral rate and currently contributing employees deferral rates will be increased to 6% unless their current rate is above 6% or the employee elects to decline the automatic enrollment or increase. Administrative expenses are paid for by Plan participants. The Company paid no administrative expenses for the years ended 2019, 2018 and 2017.

The Company matches 175% up to 6% of employee contributions of eligible compensation. Additionally, Plan participant forfeitures are used to reduce the cost of the Company contributions.

	Years Ended December 31,		
	2019	2018	2017
		(in thousands)	
Contributions made to the defined contribution plan	$ 7.0	$ 8.1	$ 6.1

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Profit Sharing Bonus Plan We maintain a discretionary profit sharing bonus plan under which approximately 10% of pre-tax profit is paid to eligible employees on a quarterly basis in order to reward employee productivity. Eligible employees are regular full-time employees who are actively employed and working on the first and last days of the calendar quarter and who were employed full-time for at least three full months prior to the beginning of the calendar quarter, excluding the Company's senior leadership team. Years Ended December 31, 2019 2018 2017 (in thousands) Profit sharing bonus plan expense $ 7.4 $ 6.2 $ 8.4 Employee Medical Plan We self-insure for our employee's health insurance. Eligible employees are regular full-time employees who are actively employed and working. Participants are expected to pay a portion of the premium costs for coverage of the benefits provided under the Plan. We estimate our self-insurance liabilities using an analysis provided by our claims administrator and our historical claims experience. In addition, the Company matches 175% of a participating employee's allowed contributions to a qualified health saving account to assist employees with our heath insurance plan deductibles. Years Ended December 31, 2019 2018 2017 (in thousands) Medical claim payments $ 5.9 $ 5.9 $ 4.8 Heath saving account payments 3.3 2.9 2.5 18. Stockholders’ Equity Stock Repurchase The Board has authorized three stock repurchase programs for the Company. The Company may purchase shares on the open market from time to time, up to a total of 5.7 million shares. The Board must authorize the timing and amount of these purchases and all repurchases are in accordance with the rules and regulations of the SEC allowing the Company to repurchase shares from the open market. Our open market repurchase programs are as follows: Agreement Execution Date Authorized Repurchase $ Expiration Date June 2, 2016 $25 million April 15, 2017 May 16, 2018 $15 million March 1, 2019 March 5, 2019 $20 million March 4, 2020 The Company also has a stock repurchase arrangement by which employee-participants in our 401(k) savings and investment plan are entitled to have shares in AAON, Inc. stock in their accounts sold to the Company. The maximum number of shares to be repurchased is contingent upon the number of shares sold by employee- participants. Lastly, the Company repurchases shares of AAON, Inc. stock from certain of its directors and employees for payment of statutory tax withholdings on stock transactions. All other repurchases from directors or employees are contingent upon Board approval. All repurchases are done at current market prices. 53

Our repurchase activity is as follows:

	2019			2018			2017		
	(in thousands, except share and per share data)								
Program	Shares	Total $	$ per share	Shares	Total $	$ per share	Shares	Total $	$ per share
Open market	5,799	$ 200	$ 34.46	252,272	$ 8,374	$ 33.19	8,676	$ 284	$ 32.69
401(k)	419,963	19,386	46.16	497,753	18,472	37.11	467,580	16,336	34.94
Directors & employees	28,668	1,207	42.11	33,751	1,097	32.49	45,878	1,614	35.19
Total	454,430	$ 20,793	$ 45.76	783,776	$ 27,943	$ 35.65	522,134	$ 18,234	$ 34.92

	Inception to Date		
	(in thousands, except share and per share data)		
Program	Shares	Total $	$ per share
Open market	4,101,566	$ 69,806	$ 17.02
401(k)	7,467,739	119,927	16.06
Directors & employees	1,981,929	19,582	9.88
Total	13,551,234	$ 209,315	$ 15.45

Dividends

At the discretion of the Board of Directors, we pay semi-annual cash dividends. Board approval is required to determine the date of declaration and amount for each semi-annual dividend payment.

Our recent dividends are as follows:

Declaration Date	Record Date	Payment Date	Dividend per Share
May 16, 2017	June 9, 2017	July 7, 2017	$0.13
November 7, 2017	November 30, 2017	December 21, 2017	$0.13
May 18, 2018	June 8, 2018	July 6, 2018	$0.16
November 8, 2018	November 29, 2018	December 20, 2018	$0.16
May 20, 2019	June 3, 2019	July 1, 2019	$0.16
November 6, 2019	November 27, 2019	December 18, 2019	$0.16

We paid cash dividends of $16.6 million, $16.7 million, and $13.7 million in 2019, 2018, and 2017, respectively.

19. New Markets Tax Credit

On October 24, 2019, the Company entered into a transaction with a subsidiary of an unrelated third-party financial institution (the "Investor") and a certified Community Development Entity under a qualified New Markets Tax Credit ("NMTC") program pursuant to Section 45D of the Internal Revenue Code of 1986, as amended, related to an investment in plant and equipment to facilitate the expansion of our Longview, Texas manufacturing operations (the "Project"). In connection with the NMTC transaction, the Company received a $23.0 million NMTC allocation for the Project and secured low interest financing and the potential for future debt forgiveness related to the Project.

Upon closing of the NMTC transaction, the Company provided an aggregate of approximately $15.9 million to the Investor, in the form of a loan receivable, with a term of twenty-five years, bearing an interest rate of 1.0%. This $15.9 million in proceeds plus capital contributed from the Investor was used to make an aggregate $22.5 million loan to a subsidiary of the Company. This financing arrangement is secured by equipment at the Company's Longview, Texas facilities and a guarantee from the Company, including an unconditional guarantee of NMTCs.

This transaction also includes a put/call feature that either of which can be exercised at the end of the seven-year compliance period. The Investor may exercise its put option or the Company can exercise the call, both of which could serve to trigger forgiveness of a portion of the debt. The value attributable to the put/call is nominal. The

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Investor's interest of $6.3 million is recorded in New market tax credit obligation on the consolidated balance sheet. The Company incurred approximately $0.3 million of debt issuance costs related to the above transactions, which are being amortized over the life of the transaction. The Investor is subject to 100 percent recapture of the NMTC it receives for a period of seven years, as provided in the Internal Revenue Code and applicable U.S. Treasury regulations in the event that the financing facility of the Borrower under the transaction (AAON Coil Products, Inc.) becomes ineligible for NMTC treatment per the Internal Revenue Code requirements. The Company is required to be in compliance with various regulations and contractual provisions that apply to the NMTC arrangement. Noncompliance with applicable requirements could result in the Investor’s projected tax benefits not being realized and, therefore, require the Company to indemnify the Investor for any loss or recapture of the NMTC related to the financing until such time as the recapture provisions have expired under the applicable statute of limitations. The Company does not anticipate any credit recapture will be required in connection with this financing arrangement. The Investor and its majority owned community development entity are considered VIEs and the Company is the primary beneficiary of the VIEs. This conclusion was reached based on the following: • the ongoing activities of the VIEs--collecting and remitting interest and fees and NMTC compliance--were all considered in the initial design and are not expected to significantly affect performance throughout the life of the VIE; • contractual arrangements obligate the Company to comply with NMTC rules and regulations and provide various other guarantees to the Investor and community development entity; • the Investor lacks a material interest in the underling economics of the project; and • the Company is obligated to absorb losses of the VIEs. Because the Company is the primary beneficiary of the VIEs, they have been included in the consolidated financial statements. There are no other assets, liabilities or transaction in these VIEs outside of the financing transactions executed as part of the NMTC arrangement. 20. Commitments and Contingencies We are subject to various claims and legal actions that arise in the ordinary course of business. We closely monitor these claims and legal actions and frequently consult with our legal counsel to determine whether they may, when resolved, have a material adverse effect on our financial position, results of operations or cash flows and we accrue and/or disclose loss contingencies as appropriate. We have concluded that the likelihood is remote that the ultimate resolution of any pending litigation or claims will be material or have a material adverse effect on the Company’s business, financial position, results of operations or cash flows. We are occasionally party to short-term, cancellable and occasionally non-cancellable, fixed price contracts with major suppliers for the purchase of raw material and component parts. We expect to receive delivery of raw materials for use in our manufacturing operations. These contracts are not accounted for as derivative instruments because they meet the normal purchase and normal sales exemption. At December 31, 2019, we had one material contractual purchase obligation for approximately $2.5 million that expires in December 2020. 21. New Accounting Pronouncements Changes to U.S. GAAP are established by the FASB in the form of accounting standards updates (“ASUs”) to the FASB’s Accounting Standards Codification. We consider the applicability and impact of all ASUs. ASUs not listed below were assessed and determined to be either not applicable or are expected to have minimal impact on our consolidated financial statements and notes thereto. In December 2019, the FASB issued ASU 2019-12, Income Taxes: Simplifying the Accounting for Income Taxes. The ASU includes simplification of accounting for income taxes for franchise taxes, step up in tax basis for goodwill as part of a business combination and interim reporting of enacted changes in tax laws. The ASU is effective for the 55

Company beginning after December 15, 2020. We do not expect ASU 2019-12 will have a material effect on our consolidated financial statements and notes thereto. In August 2018, the FASB issued ASU 2018-13, Fair Value Measurements: Changes to the Disclosure Requirement for Fair Value Measurements. The ASU includes additional disclosure requirements for unrealized gains and losses for Level 3 fair value measurement and significant observable inputs used to develop Level 3 fair value measurements. The ASU is effective for the Company beginning after December 15, 2019. We do not expect ASU 2018-13 will have a material effect on our consolidated financial statements and notes thereto. 22. Earnings Per Share Basic net income per share is calculated by dividing net income by the weighted average number of shares of common stock outstanding during the period. Diluted net income per share assumes the conversion of all potentially dilutive securities and is calculated by dividing net income by the sum of the weighted average number of shares of common stock outstanding plus all potentially dilutive securities. Dilutive common shares consist primarily of stock options and restricted stock awards. The following table sets forth the computation of basic and diluted earnings per share: 2019 2018 2017 Numerator: (in thousands, except share and per share data) Net income $ 53,711 $ 42,329 $ 53,830 Denominator: Basic weighted average shares 52,079,865 52,284,616 52,572,496 Effect of dilutive stock options and restricted stock 555,550 383,323 506,238 Diluted weighted average shares 52,635,415 52,667,939 53,078,734 Earnings per share: Basic $ 1.03 $ 0.81 $ 1.02 Dilutive $ 1.02 $ 0.80 $ 1.01 Anti-dilutive shares: Shares 1,868,087 1,920,313 785,825 23. Related Parties The Company purchases some supplies from an entity controlled by the Company’s CEO. The Company sometimes makes sales to the CEO for parts. Additionally, the Company sells units to an entity owned by a member of the President's immediate family. This entity is also one of the Company’s Representatives and as such, the Company makes payments to the entity for third party products. Following is a summary of transactions and balances with affiliates: Years Ended December 31, 2019 2018 2017 (in thousands) Sales to affiliates $ 886 $ 1,442 $ 1,579 Payments to affiliates 332 342 432 December 31, 2019 2018 (in thousands) Due from affiliates $ 22 $ 79 Due to affiliates 2 — 56

24. Subsequent Events Subsequent to December 31, 2019 and through February 24, 2020, the Company repurchased 11,144 shares for $0.6 million from employees for payment of statutory tax withholdings on stock transactions and 73,780 shares for $3.9 million from our 401(k) savings and investment plan. 25. Quarterly Results (Unaudited) (As Corrected) The following is a summary of the quarterly results of operations for the years ended December 31, 2019 and 2018: Quarter First Second Third Fourth (in thousands, except per share data) 2019 Net sales $ 113,822 $ 119,437 $ 113,500 $ 122,574 Gross profit 25,430 30,204 27,410 36,381 Net income 8,757 13,391 14,290 17,273 Earnings per share: Basic $ 0.17 $ 0.26 $ 0.27 $ 0.33 Diluted $ 0.17 $ 0.26 $ 0.26 $ 0.33 2018 Net sales $ 99,082 $ 109,588 $ 112,937 $ 112,340 Gross profit 15,196 27,661 32,830 27,846 Net income 3,154 11,697 14,514 12,964 Earnings per share: Basic $ 0.06 $ 0.22 $ 0.28 $ 0.25 Diluted $ 0.06 $ 0.22 $ 0.27 $ 0.25 57

The following tables reconcile our previously reported quarterly financial information with the corrected quarterly financial information as of and for the three months ended March 31, 2019 and 2018.

	Three Months Ended March 31, 2019			Three Months Ended March 31, 2018		
	Previously Reported	Corrections	As Corrected	Previously Reported	Corrections	As Corrected
	(in thousands, except share and per share data)					
Net sales	$ 113,822	$ —	$ 113,822	$ 99,082	$ —	$ 99,082
Cost of sales	88,029	363 (a)	88,392	83,692	194 (a)	83,886
Gross profit	25,793	(363)	25,430	15,390	(194)	15,196
Selling, general and administrative expenses	11,001	2,676 (b)	13,677	10,219	1,432 (b)	11,651
Loss (gain) on disposal of assets	284	—	284	(7)	—	(7)
Income from operations	14,508	(3,039)	11,469	5,178	(1,626)	3,552
Interest income, net	9	—	9	68	—	68
Other (expense) income, net	(26)	—	(26)	(6)	—	(6)
Income before taxes	14,491	(3,039)	11,452	5,240	(1,626)	3,614
Income tax provision	3,589	(894) (c)	2,695	980	(520) (c)	460
Net income	$ 10,902	$ (2,145)	$ 8,757	$ 4,260	$ (1,106)	$ 3,154
Earnings per share:						
Basic	$ 0.21	$ (0.04)	$ 0.17	$ 0.08	$ (0.02)	$ 0.06
Diluted	$ 0.21	$ (0.04)	$ 0.17	$ 0.08	$ (0.02)	$ 0.06
Weighted average shares outstanding:						
Basic	51,992,150	—	51,992,150	52,433,902	—	52,433,902
Diluted	52,369,660	—	52,369,660	52,910,223	—	52,910,223
Balance Sheet Data (at end of period):						
Current assets	$ 146,798	$ (287) (c)	$ 146,511	$ 154,687	$ (237) (c)	$ 154,450
Total assets	319,525	(287) (c)	319,238	306,945	(237) (c)	306,708
Current liabilities	44,000	(918) (d)	43,082	57,292	(711) (d)	56,581
Deferred income taxes	12,713	(2,545) (c)	10,168	8,397	(1,926) (c)	6,471
Other long-term liabilities	3,442	—	3,442	1,645	—	1,645
Total stockholders' equity	$ 259,370	$ 3,176 (e)	$ 262,546	$ 239,611	$ 2,400 (e)	$ 242,011

(a) The share-based compensation correction to cost of sales for the quarters ended March 31, 2019 and 2018 was approximately $0.4 million and $0.2 million, respectively.

(b) The share-based compensation correction to selling, general and administrative expenses for the quarters ended March 31, 2019 and 2018 was approximately $3.0 million and $1.6 million, respectively. Included in the correction to selling, general and administrative expenses is a correction to our employee profit sharing bonus plan (Note 17) of approximately $0.4 million and $0.2 million for the quarters ended March 31, 2019 and 2018, respectively.

(c) The corrections to income tax receivable and deferred tax liability are the tax effect of the share-based compensation correction.

(d) This is the cumulative reduction of our employee profit sharing bonus plan (Note 17) liability as a result of the share-based compensation correction. The prior period costs will be recovered through our estimated 2019 fourth quarter payment which will be paid in early 2020.

(e) This is the cumulative effect on stockholders' equity as result of the share-based compensation correction. See Note 2, *Error Correction*, for a descriptions of the changes in stockholders' equity in the consolidated statements of stockholders' equity for the years ended December 31, 2019 and 2018.

58

The following tables reconcile our previously reported quarterly financial information with the corrected quarterly financial information as of and for the three months ended June 30, 2019 and 2018.

	Three Months Ended June 30, 2019			Three Months Ended June 30, 2018		
	Previously Reported	Corrections	As Corrected	Previously Reported	Corrections	As Corrected
	(in thousands, except share and per share data)					
Net sales	$ 119,437	$ —	$ 119,437	$ 109,588	$ —	$ 109,588
Cost of sales	89,262	(29) (a)	89,233	82,003	(76) (a)	81,927
Gross profit	30,175	29	30,204	27,585	76	27,661
Selling, general and administrative expenses	13,481	(569) (b)	12,912	13,086	67 (b)	13,153
Loss (gain) on disposal of assets	6	—	6	(4)	—	(4)
Income from operations	16,688	598	17,286	14,503	9	14,512
Interest income, net	31	—	31	67	—	67
Other (expense) income, net	17	—	17	12	—	12
Income before taxes	16,736	598	17,334	14,582	9	14,591
Income tax provision	3,775	168 (c)	3,943	2,891	3 (c)	2,894
Net income	$ 12,961	$ 430	$ 13,391	$ 11,691	$ 6	$ 11,697
Earnings per share:						
Basic	$ 0.25	$ 0.01	$ 0.26	$ 0.22	$ —	$ 0.22
Diluted	$ 0.25	$ 0.01	$ 0.26	$ 0.22	$ —	$ 0.22
Cash dividends declared per common share:	$ 0.16	$ —	$ 0.16	$ 0.16	$ —	$ 0.16
Weighted average shares outstanding:						
Basic	52,120,272	—	52,120,272	52,383,842	—	52,383,842
Diluted	52,474,199	—	52,474,199	52,717,787	—	52,717,787
Balance Sheet Data (at end of period):						
Current assets	$ 168,630	$ (270) (c)	$ 168,360	$ 154,665	$ (237) (c)	$ 154,428
Total assets	342,251	(270) (c)	341,981	320,271	(237) (c)	320,034
Current liabilities	58,953	(851) (d)	58,102	71,673	(711) (d)	70,962
Deferred income taxes	14,938	(2,361) (c)	12,577	8,415	(1,922) (c)	6,493
Other long-term liabilities	3,791	—	3,791	1,746	—	1,746
Total stockholders' equity	$ 264,569	$ 2,942 (e)	$ 267,511	$ 238,437	$ 2,396 (e)	$ 240,833

(a) The share-based compensation correction to cost of sales for the quarters ended June 30, 2019 and 2018 was approximately $0.1 million and $0.1 million, respectively.

(b) The share-based compensation correction to selling, general and administrative expenses for the quarters ended June 30, 2019 and 2018 was approximately $0.6 million and $0.1 million, respectively. Included in the correction to selling, general and administrative expenses is a correction to our employee profit sharing bonus plan (Note 17) of approximately $0.1 million and $0.1 million for the quarters ended June 30, 2019 and 2018, respectively.

(c) The corrections to income tax receivable and deferred tax liability are the tax effect of the share-based compensation correction.

(d) This is the cumulative reduction of our employee profit sharing bonus plan (Note 17) liability as a result of the share-based compensation correction. The prior period costs will be recovered through our estimated 2019 fourth quarter payment which will be paid in early 2020.

(e) This is the cumulative effect on stockholders' equity as result of the share-based compensation correction. See Note 2, *Error Correction*, for a descriptions of the changes in stockholders' equity in the consolidated statements of stockholders' equity for the years ended December 31, 2019 and 2018.

59

The following tables reconcile our previously reported quarterly financial information with the corrected quarterly financial information as of and for the three months ended September 30, 2019 and 2018.

	Three Months Ended September 30, 2019			Three Months Ended September 30, 2018		
	Previously Reported	Corrections	As Corrected	Previously Reported	Corrections	As Corrected
	(in thousands, except share and per share data)					
Net sales	$ 113,500	$ —	$ 113,500	$ 112,937	$ —	$ 112,937
Cost of sales	86,115	(25) (a)	86,090	80,174	(67) (a)	80,107
Gross profit	27,385	25	27,410	32,763	67	32,830
Selling, general and administrative expenses	12,994	(620) (b)	12,374	13,190	(523) (b)	12,667
Loss (gain) on disposal of assets	6	—	6	2	—	2
Income from operations	14,385	645	15,030	19,571	590	20,161
Interest income, net	9	—	9	36	—	36
Other (expense) income, net	(7)	—	(7)	5	—	5
Income before taxes	14,387	645	15,032	19,612	590	20,202
Income tax provision	560	182 (c)	742	5,527	161 (c)	5,688
Net income	$ 13,827	$ 463	$ 14,290	$ 14,085	$ 429	$ 14,514
Earnings per share:						
Basic	$ 0.27	$ —	$ 0.27	$ 0.27	$ 0.01	$ 0.28
Diluted	$ 0.26	$ —	$ 0.26	$ 0.27	$ —	$ 0.27
Weighted average shares outstanding:						
Basic	52,111,444	—	52,111,444	52,238,796	—	52,238,796
Diluted	52,722,127	—	52,722,127	52,627,541	—	52,627,541
Balance Sheet Data (at end of period):						
Current assets	$ 170,536	$ (252) (c)	$ 170,284	$ 144,696	$ (220) (c)	$ 144,476
Total Assets	352,152	(252) (c)	351,900	314,024	(220) (c)	313,804
Current liabilities	53,882	(779) (d)	53,103	53,716	(645) (d)	53,071
Deferred income taxes	15,034	(2,161) (c)	12,873	8,841	(1,744) (c)	7,097
Other long-term liabilities	3,669	—	3,669	1,838	—	1,838
Total stockholders' equity	$ 279,567	$ 2,688 (e)	$ 282,255	$ 249,629	$ 2,169 (e)	$ 251,798

(a) The share-based compensation correction to cost of sales for the quarters ended September 30, 2019 and 2018 was approximately $0.1 million and $0.1 million, respectively.

(b) The share-based compensation correction to selling, general and administrative expenses for the quarters ended September 30, 2019 and 2018 was approximately $0.7 million and $0.6 million, respectively. Included in the correction to selling, general and administrative expenses is a correction to our employee profit sharing bonus plan (Note 17) of approximately $0.1 million and $0.1 million for the quarters ended September 30, 2019 and 2018, respectively.

(c) The corrections to income tax receivable and deferred tax liability are the tax effect of the share-based compensation corrections.

(d) This is the cumulative reduction of our employee profit sharing bonus plan (Note 17) liability as a result of the share-based compensation correction. The prior period costs will be recovered through our estimated 2019 fourth quarter payment which will be paid in early 2020.

(e) This is the cumulative effect on stockholders' equity as result of the share-based compensation correction. See Note 2, *Error Correction*, for a descriptions of the changes in stockholders' equity in the consolidated statements of stockholders' equity for the years ended December 31, 2019 and 2018.

60

The following table reconciles our previously reported quarterly financial information with the corrected quarterly financial information as of and for the three months ended December 31, 2018. Three Months Ended December 31, 2018 Previously Reported Corrections As Corrected (in thousands, except share and per share data) Net sales $ 112,340 $ — $ 112,340 Cost of sales 84,545 (51) (a) 84,494 Gross profit 27,795 51 27,846 Selling, general and administrative expenses 11,260 (537) (b) 10,723 Loss (gain) on disposal of assets (3) — (3) Income from operations 16,538 588 17,126 Interest income, net 25 — 25 Other (expense) income, net (58) — (58) Income before taxes 16,505 588 17,093 Income tax provision 3,969 160 (c) 4,129 Net income $ 12,536 $ 428 $ 12,964 Earnings per share: Basic $ 0.24 $ 0.01 $ 0.25 Diluted $ 0.24 $ 0.01 $ 0.25 Cash dividends declared per common share: $ 0.16 $ — $ 0.16 Weighted average shares outstanding: Basic 52,086,247 — 52,086,247 Diluted 52,420,529 — 52,420,529 Balance Sheet Data (at end of period): Current assets $ 140,861 $ (203) (c) $ 140,658 Total Assets 308,197 (203) (c) 307,994 Current liabilities 48,071 (580) (d) 47,491 Deferred income taxes 10,826 (1,567) (c) 9,259 Other long-term liabilities 1,801 — 1,801 Total stockholders' equity $ 247,499 $ 1,944 (e) $ 249,443 (a) The share-based compensation correction for cost of sales for the quarter ended December 31, 2018 was approximately $0.1 million. (b) The share-based compensation correction to selling, general and administrative expenses for the quarter ended December 31, 2018 was approximately $0.6 million. Included in the correction to selling, general and administrative expenses is a correction to our employee profit sharing bonus plan (Note 17) of approximately $0.1 million for the quarter ended December 31, 2018. (c) The corrections to income tax receivable and deferred tax liability are the tax effect of the share-based compensation corrections. (d) This is the cumulative reduction of our employee profit sharing bonus plan (Note 17) liability as a result of the share- based compensation correction. The prior period costs will be recovered through our estimated 2019 fourth quarter payment which will be paid in early 2020. (e) This is the cumulative effect on stockholders' equity as result of the share-based compensation correction. See Note 2, Error Correction, for a descriptions of the changes in stockholders' equity in the consolidated statements of stockholders' equity for the years ended December 31, 2018. 61

26. Segments The following table summarizes certain financial data related to our segments. Transactions between segments are recorded based on prices negotiated between the segments. Sales of units represents the selling price of our units plus freight and other miscellaneous charges less any returns and allowances. Parts includes sales of purchased and fabricated parts including our coils along with the related freight and less any returns and allowances. The “Other” category in the table below includes certain sales cost and expenses that are not allocated to the reportable segments. Asset information by segment is not easily identifiable or reviewed by the chief operating decision maker. As such, this information is not included below. Years Ended December 31, 2019 2018 2017 (in thousands) Sales Units $ 434,283 $ 406,331 $ 384,853 Parts - External 35,424 28,456 22,050 Parts - Inter-segment 28,053 29,385 29,293 Other (374) (840) (1,671) Eliminations (28,053) (29,385) (29,293) Net sales $ 469,333 $ 433,947 $ 405,232 Gross Profit Units $ 121,878 $ 108,214 $ 128,647 Parts - External 17,301 13,215 9,555 Parts - Inter-segment 985 865 426 Other (19,754) (17,896) (14,551) Eliminations (985) (865) (426) Gross profit $ 119,425 $ 103,533 $ 123,651 Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure. Not Applicable. Item 9A. Controls and Procedures. (a) Evaluation of Disclosure Controls and Procedures Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2019. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2019, due to the existence of the material weakness in our internal control over financial reporting described below, our disclosure controls and procedures were not effective to ensure that the information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure. 62

(b) Management’s Annual Report on Internal Control over Financial Reporting Our management is responsible for establishing and maintaining adequate internal control over our financial reporting as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Our internal control over financial reporting is a process designed by, or under the supervision of, our principal executive and principal financial officer, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. In making our assessment of internal control over financial reporting, management has used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in the 2013 Internal Control— Integrated Framework. Based on our assessment, our management concluded that we did not maintain effective internal control over financial reporting as of December 31, 2019 due to the material weakness in establishing the accounting policy for share-based compensation for retirement eligible employees. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The effectiveness of the Company’s internal control over financial reporting as of December 31, 2019 has been audited by Grant Thornton LLP, our independent registered public accounting firm, as stated in their report which is included in this Item 9A of this report on Form 10-K. (c) Remediation of Material Weakness Our management is in the process of executing a plan to remediate the material weakness described above. This plan includes the implementing of a process and control to ensure a more complete and comprehensive review is performed for researching and establishing the Company's accounting policies. We have begun and expect to continue implementing the changes in our internal control over financial reporting to remediate the material weakness described above. The material weakness will not be considered remediated until the applicable remediated controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. (d) Changes in Internal Control over Financial Reporting Except as discussed in item (c) above, there have been no changes in internal control over financial reporting that occurred during the fourth quarter of 2019 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. 63

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM Board of Directors and Stockholders AAON, Inc. Opinion on internal control over financial reporting We have audited the internal control over financial reporting of AAON, Inc. (a Nevada corporation) and subsidiaries (the “Company”) as of December 31, 2019, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In our opinion, because of the effect of the material weakness described in the following paragraphs on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2019, based on criteria established in the 2013 Internal Control—Integrated Framework issued by COSO. A material weakness is a deficiency, or combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment. The Company identified a material weakness related to the accounting for share-based compensation for retirement eligible employees. The Company’s controls related to technical accounting research and specific provisions of the plan agreements and the identification of and monitoring of retirement eligible employees were not designed effectively to ensure that the Company correctly interpreted and applied technical accounting requirements for share-based compensation for retirement eligible employees. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated financial statements of the Company as of and for the year ended December 31, 2019. The material weakness identified above was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2019 consolidated financial statements, and this report does not affect our report dated February 26, 2020 which expressed an unqualified opinion on those financial statements. Basis for opinion The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion. Definition and limitations of internal control over financial reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable 64 assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. /s/ GRANT THORNTON LLP Tulsa, Oklahoma February 26, 2020 65

Item 9B. Other Information. None. PART III Item 10. Directors, Executive Officers and Corporate Governance. The information required by Items 401, 405, 406 and 407(c)(3), (d)(4) and (d)(5) of Regulation S-K is incorporated by reference to the information contained in our definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with our annual meeting of shareholders scheduled to be held on May 14, 2020. Code of Ethics We adopted a code of ethics that applies to our principal executive officer, principal financial officer and principal accounting officer or persons performing similar functions, as well as other employees and directors. Our code of ethics can be found on our website at www.aaon.com. We will also provide any person without charge, upon request, a copy of such code of ethics. Requests may be directed to AAON, Inc., 2425 South Yukon Avenue, Tulsa, Oklahoma 74107, attention Scott M. Asbjornson, or by calling (918) 382-6242. Item 11. Executive Compensation. The information required by Items 402 and 407(e)(4) and (e)(5) of Regulation S-K is incorporated by reference to the information contained in our definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with our annual meeting of shareholders scheduled to be held on May 12, 2020. Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters. The information required by Item 403 and Item 201(d) of Regulation S-K is incorporated by reference to the information contained in our definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with our annual meeting of stockholders scheduled to be held May 12, 2020. Item 13. Certain Relationships and Related Transactions, and Director Independence. The information required to be reported pursuant to Item 404 of Regulation S-K and paragraph (a) of Item 407 of Regulation S-K is incorporated by reference in our definitive proxy statement relating to our annual meeting of shareholders scheduled to be held May 12, 2020. Our Code of Conduct guides the Board of Directors in its actions and deliberations with respect to related party transactions. Under the Code, conflicts of interest, including any involving the directors or any Named Officers, are prohibited except under any guidelines approved by the Board of Directors. Only the Board of Directors may waive a provision of the Code of Conduct for a director or a Named Officer, and only then in compliance with all applicable laws, rules and regulations. We have not entered into any new material related party transactions and have no preexisting material related party transactions in 2019, 2018, or 2017. Item 14. Principal Accountant Fees and Services. This information is incorporated by reference in our definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with our annual meeting of stockholders scheduled to be held May 12, 2020. 66

PART IV Item 15. Exhibits and Financial Statement Schedules. (a) Financial statements. The consolidated financial statements and the report of independent registered public accounting (1) firm are included in Item 8 of this Form 10-K. The consolidated financial statements other than those listed at item (a)(1) above have been (2) omitted because they are not required under the related instructions or are not applicable. The exhibits listed at item (b) below are filed as part of, or incorporated by reference into, this (3) Form 10-K. (b) Exhibits: (3) (A) Amended and Restated Articles of Incorporation (ii) (B) Bylaws (i) (B-1) Amendments of Bylaws (iii) (4) (A) Third Restated Revolving Credit and Term Loan Agreement and related documents (iv) Amendment Thirteen (October 24, 2019) to Third Restated Revolving Credit Loan (A-1) Agreement (v) (4.16) Description of Securities (10.1) AAON, Inc. 1992 Stock Option Plan, as amended (vii) (10.2) AAON, Inc. 2007 Long-Term Incentive Plan, as amended (viii) (10.3) AAON, Inc. 2016 Long-Term Incentive Plan (vi) (21) List of Subsidiaries (ix) (23) Consent of Grant Thornton LLP (31.1) Certification of CEO (31.2) Certification of CFO (32.1) Section 1350 Certification – CEO (32.2) Section 1350 Certification – CFO (101) (INS) Inline XBRL Instance Document (101) (SCH) Inline XBRL Taxonomy Extension Schema (101) (CAL) Inline XBRL Taxonomy Extension Calculation Linkbase (101) (DEF) Inline XBRL Taxonomy Extension Definition Linkbase (101) (LAB) Inline XBRL Taxonomy Extension Label Linkbase (101) (PRE) Inline XBRL Taxonomy Extension Presentation Linkbase (104) Cover Page Interactive Data File (embedded within the Inline XBRL Document and included in Exhibit 101) (i) Incorporated herein by reference to the exhibits to our Form S-18 Registration Statement No. 33-18336-LA. (ii) Incorporated herein by reference to exhibits to our Annual Report on Form 10-K for the fiscal year ended December 31, 2014. 67

(iii) Incorporated herein by reference to our Forms 8-K dated March 10, 1997, May 27, 1998 and February 25, 1999, or exhibits thereto. (iv) Incorporated herein by reference to exhibit to our Form 8-K dated July 30, 2004. (v) Incorporated herein by reference to exhibit to our Form 8-K dated July 27, 2016. (vi) Incorporated herein by reference to our Form S-8 Registration Statement No. 333-212863 dated August 2, 2016 and our Form S-8 Registration Statement No. 333-226512 dated August 2, 2018. (vii) Incorporated by reference to exhibits to our Annual Report on Form 10-K for the fiscal year ended December 31, 1991, and to our Form S-8 Registration Statement No. 333-52824. (viii) Incorporated herein by reference to our Form S-8 Registration Statement No. 333-151915, Form S-8 Registration Statement No. 333-207737, and to our Form 8-K dated May 21, 2014. (ix) Incorporated herein by reference to exhibits to our Annual Report on Form 10-K for the fiscal year ended December 31, 2004. 68

SIGNATURES Pursuant to the requirement of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized. AAON, INC. Dated: February 26, 2020 By: /s/ Norman H. Asbjornson Norman H. Asbjornson, Chief Executive Officer Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated. Dated: February 26, 2020 /s/ Norman H. Asbjornson Norman H. Asbjornson Chief Executive Officer and Director (principal executive officer) Dated: February 26, 2020 /s/ Scott M. Asbjornson Scott M. Asbjornson Chief Financial Officer (principal financial officer) Dated: February 26, 2020 /s/ Rebecca A. Thompson Rebecca A. Thompson Chief Accounting Officer (principal accounting officer) Dated: February 26, 2020 /s/ Gary D. Fields Gary D. Fields President and Director Dated: February 26, 2020 /s/ Angela E. Kouplen Angela E. Kouplen Director Dated: February 26, 2020 /s/ Paul K. Lackey, Jr. Paul K. Lackey, Jr. Director Dated: February 26, 2020 /s/ Caron A. Lawhorn Caron A. Lawhorn Director Dated: February 26, 2020 /s/ Stephen O. LeClair Stephen O. LeClair Director Dated: February 26, 2020 /s/ A.H. McElroy II A.H. McElroy II Director Dated: February 26, 2020 /s/ Jack E. Short Jack E. Short Director Dated: February 26, 2020 /s/ Luke A. Bomer Luke A. Bomer Secretary 69

Exhibit 4.16 DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934 As of February 24, 2020, AAON, Inc., a Nevada corporation, (“AAON”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), our Common Stock. Description of Common Stock The following description of our Common Stock is a summary based on and qualified by our Amended and Restated Articles of Incorporation of AAON, Inc. (as further amended to date, the “Articles of Incorporation”) and our Bylaws (as amended to date, the “Bylaws”). Authorized Capital Shares Our authorized capital shares consist of 100,000,000 shares of common stock, $0.004 par value per share (“Common Stock”), and 5,000,000 shares of series preferred stock, $0.001 par value per share (“Preferred Stock”). The outstanding shares of our Common Stock are fully paid and nonassessable. Voting Rights Holders of Common Stock are entitled to one vote per share on all matters voted on by the stockholders, including the election of directors. Our Common Stock does not have cumulative voting rights. Dividend Rights Subject to the rights of holders of outstanding shares of Preferred Stock, if any, the holders of Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the Board of Directors in its discretion out of funds legally available for the payment of dividends. Liquidation Rights Subject to any preferential rights of outstanding shares of Preferred Stock, if any, holders of Common Stock will share ratably in all assets legally available for distribution to our stockholders in the event of dissolution. Other Rights and Preferences Our Common Stock has no sinking fund or redemption provisions or preemptive, conversion or exchange rights. Listing The Common Stock is traded on The Nasdaq Stock Market LLC under the trading symbol “AAON.” 70

Exhibit 23 CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM We have issued our reports dated February 26, 2020, with respect to the consolidated financial statements and internal control over financial reporting included in the Annual Report of AAON, Inc. on Form 10-K for the year ended December 31, 2019. We consent to the incorporation by reference of said reports in the Registration Statements of AAON, Inc. on Forms S-8 (File No. 333-151915, File No. 333-207737, File No. 333-212863 and File No. 333-226512). /s/ GRANT THORNTON LLP Tulsa, Oklahoma February 26, 2020 71

Exhibit 31.1 CERTIFICATION I, Norman H. Asbjornson, certify that: 1. I have reviewed this Annual Report on Form 10-K of AAON, Inc. 2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report; 3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report; 4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have: a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including our consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared; b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles; c) evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; d) disclosed in this report any change in the registrant’s internal controls over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and 5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions): a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting. Dated: February 26, 2020 /s/ Norman H. Asbjornson Norman H. Asbjornson Chief Executive Officer 72

Exhibit 31.2 CERTIFICATION I, Scott M. Asbjornson, certify that: 1. I have reviewed this Annual Report on Form 10-K of AAON, Inc. 2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report; 3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report; 4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have: a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including our consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared; b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles; c) evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; d) disclosed in this report any change in the registrant’s internal controls over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and 5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions): a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting. Dated: February 26, 2020 /s/ Scott M. Asbjornson Scott M. Asbjornson Chief Financial Officer 73

Exhibit 32.1 CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002 In connection with the Annual Report of AAON, Inc. (the “Company”), on Form 10-K for the year ended December 31, 2019, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Norman H. Asbjornson, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that: (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and (2) The information contained in the Report fairly presents, in all material respects, the financial condition and our results of operations. Dated: February 26, 2020 /s/ Norman H. Asbjornson Norman H. Asbjornson Chief Executive Officer 74

Exhibit 32.2 CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002 In connection with the Annual Report of AAON, Inc. (the “Company”), on Form 10-K for the year ended December 31, 2019, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Scott M. Asbjornson, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that: (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and (2) The information contained in the Report fairly presents, in all material respects, the financial condition and our results of operations. Dated: February 26, 2020 /s/ Scott M. Asbjornson Scott M. Asbjornson Chief Financial Officer 75

Company Officers Norman H. Asbjornson Gary D. Fields Mr. Asbjornson has served as CEO and Mr. Fields has served as President of the Company Chair of the Board of the Company since since 2016 and a director of the Company since 1988. Mr. Asbjornson also serves as the 2015. Mr. Fields been involved in the HVAC Chair of the Board of AAON Coil Products, Inc. industry for over 35 years. From 1983 to 2012, Mr. Asbjornson served as the President of he was an HVAC equipment sales representative AAON, Inc., from 1988 to 2016. Mr. Asbjornson at and, from 2002 to 2012, a member of the has been in senior management positions in ownership group of Texas AirSystems, the largest the HVAC industry for over 40 years. independent HVAC equipment and solutions provider in the state of Texas. Scott M. Asbjornson Mr. Asbjornson son has served as Vice President, Rebecca A. Thompson Finance, and CFO of the Company since 2012. Ms. Thompson has served as Chief Accounting Mr. Asbjornson joined the Company in 1990 and Officer and Treasurer of the Company since 2017, is the son of the Company’s CEO, Norman H. and Chief Accounting Officer of the Company Asbjornson. Mr. Asbjornson has an MBA and since 2012. Ms. Thompson previously served as has held various leadership positions with the a Senior Manager at Grant Thornton, LLP where Company, including Vice President (2007-2010) she had 11 years of experience in the assurance division. Ms. Thompson is a licensed certified Back Row (from left to right): Stephen 0. LeClair, A.H. McElroy, II, Angela E. Kouplen, Paul K. Lackey, Jr., Caron A. Lawhorn and President (2010-2012) of AAON Coil Products, Front Row (from left to right): Norman H. Asbjornson, Gary D. Fields, Jack E. Short Inc. He also serves as Vice President, Finance, public accountant. and CFO of AAON, Inc. Mikel D. Crews Stephen E. Wakefield Mr. Wakefield has served as Vice President Mr. Crews has served as Vice President, Operations of Engineering since 2018. Mr. Wakefield since 2017. Mr. Crews has served as Director of previously served as Director of Engineering, Material and Operations since 2015, Manager of Director of Design and Engineering Operations, Operations from 1991 to 2015, and in various Senior Manager of Research and Development, operational, production and inventory management and Design Engineering Manager. Mr. Wakefield roles since the Company’s inception. Mr. Crews has been with the Company since 1999, and has has been in leadership positions in the HVAC a bachelor’s degree in Mechanical Engineering industry for over 40 years. Technology. Transfer Agent and Investor Relations Rony D. Gadiwalla Registrar Jerry Levine Mr. Gadiwalla has served as Vice President of Issuer Direct 105 Creek Side Road, Information Technology and Chief Information Mt. Kisco, New York 10549 1981 East Murray-Holladay Officer since 2018. Mr. Gadiwalla has served Road, Suite 200, Ph: 914-244-0292, Salt Lake City, Utah 84117 Fax: 914-244-0295, as Director of Information technology since 2014, jrladvisor@yahoo.com Manager of Project Management Office from Auditors 2012 to 2014, and Engineering Automation Grant Thornton LLP Executive Offices Manger from 2009 to 2012. Mr. Gadiwalla has 2431 East 61st Street, 2425 South Yukon Avenue been with the Company since 2004, and has Suite 500 Tulsa, Oklahoma 74107 a bachelor’s degree in Software Engineering. Tulsa, Oklahoma 74136 Common Stock General Counsel NASDAQ-AAON Johnson & Jones, P.C. Two Warren Place 6120 South Yale Avenue, Suite 500 Tulsa, Oklahoma 74136

Board of Directors


AADN

Back Row (from left to right): **Stephen O. LeClair, A.H. McElroy, II, Angela E. Kouplen, Paul K. Lackey, Jr., Caron A. Lawhorn**
Front Row (from left to right): **Norman H. Asbjornson, Gary D. Fields, Jack E. Short**

Norman H. Asbjornson CEO/Chair of the Board

Gary D. Fields President/Director

Angela E. Kouplen

Ms. Kouplen was elected as a director of the Company in 2016. Ms. Kouplen has over 20 years of experience at multiple energy companies, with an emphasis on information technology, contract management, sourcing/vendor relations, human resource management, strategy and governance. From 2012 through 2014, Ms. Kouplen served as Director - Talent Acquisition and Leadership of WPX Energy, and from 2015 to 2016, Ms. Kouplen served as Vice President - Information Technology of WPX Energy. From 2016 to November 2018 Ms. Kouplen served as Vice President of Administration and Chief Information Officer of WPX Energy and from November 2018 to present currently serves as Senior Vice President of Administration and Chief Information Officer.

Caron A. Lawhorn

Ms. Lawhorn was elected as a director of the Company in 2019 and currently serves as the Audit Committee Chair. Ms. Lawhorn is a certified public accountant, and currently serves as Senior Vice President and Chief Financial Officer, of ONE Gas, Inc., a standalone one hundred percent regulated publicly traded natural gas utility. Prior to her current role, she served as Senior Vice President, Commercial, a position she held from ONE Gas's separation from ONEOK in 2014. She served in the same position at ONEOK, since 2013.

A.H. McElroy, II

Mr. McElroy has served as a director of the Company since 2007 and is Chair of the Compensation Committee. From 1997 to present, Mr. McElroy has served as President and CEO of McElroy Manufacturing, Inc., a manufacturer of fusion equipment and fintube machines.

Paul K. Lackey, Jr.

Mr. Lackey has served as a director of the Company since 2007 and is Chair of the Governance Committee. Between April 2002 and October 2005 Mr. Lackey served as CEO and President of The NORDAM Group, a privately held aerospace company. Between October 2005 and December 2008 Mr. Lackey served as the Chairman and CEO of The NORDAM Group. Between January 2009 and December 2011 Mr. Lackey served as the Executive Chairman of the Board of The NORDAM Group. Since January 2012, Mr. Lackey has served as the Chairman of the Board of The NORDAM Group.

Stephen O. LeClair

Mr. LeClair was elected as a director of the Company in 2017. Mr. LeClair has 25 years of experience in various executive, manufacturing, finance, sales and operational positions. Mr. LeClair currently serves as CEO of Core & Main (formerly HD Supply Waterworks) a position he has held since 2017, and in such role is responsible for leading the nation's largest distributor of water, sewer, storm and fire protection products. Prior to his current role, he served as President of HD Supply Waterworks from 2011 to 2017, Chief Operating Officer of HD Supply Waterworks from 2008 to 2011, and President of HD Supply Lumber and Building Materials from April 2007 until its divestiture to ProBuild Holdings in 2008. Mr. LeClair joined HD Supply in 2005 as Senior Director of Operations.

Jack E. Short

Mr. Short has served as a director the Company since July 2004 and lead independent director since January 2019. Mr. Short was employed by Price Waterhouse Coopers for 29 years and retired as the managing partner of the Oklahoma practice in 2001.

Company Employees

THE ONGOING SUCCESS OF OUR COMPANY CAN BE DIRECTLY ATTRIBUTED TO OUR EMPLOYEES

SUSAN AARON
ANGEL ACEDO
MIRIAN ACOSTA
MA ACOSTA DE AGUAYO
ANDRES ACOSTA-LUJAN
RAQUEL ACUNA SEGURA
ENRIQUETA ADAME
DAKOTA ADAMS
PAUL ADAMS
REBECCA ADAMS
RYAN ADAMS
DERRICK ADAMS
JAMILAH ADAMS
RUSTY ADAMS
JUAN AGUAYO
MARIA AGUAYO
LEONARD AGUILAR, JR
ARLEEN AIZAWA
DANIEL ALAGDON
ROEL ALANIZ, JR
JAMES ALEXANDER
MARQUIS ALEXANDER
SHARON ALEXANDER
TAWANTA ALEXANDER
THOMAS ALEXANDER
SHANNON ALFORD
CHARLES ALLEN
JOHN-PAUL ALLEN
SONIA ALTER ESPINA
ISRAEL ALTER GRANADO
YACKSENDEL ALVARADO MALDONADO
BILLY ALVERSON, III
SARAH ANDERSEN
JOE ANDOE
KS ANDON
JOSEPH ANDRUS
THOMAS ANGEI
ANJA ANKIEN
WESLEY ANSELME
LAURA ARAUJO GONZALEZ
CLYDE ARCHER
JESUS ARELLANES RAMIREZ
FIDEL ARGUMEDO RANGEL
JOSHUA ARMAS
DAVID ARMSTRONG
JERI ARMSTRONG
KIMBERLY ARNONE
MARIA ARREDONDO
GERARDO ARREGUIN
GERARDO ARROYO
ROSA ARROYO SANCHEZ
ROGELIO ARTEAGA
BROOKLYNN ARTIS
NORMAN ASBJORNSON
SCOTT ASBJORNSON
MARIA ASENCIO
JOHN ASHLEY, JR
DAVID R ASHLOCK
DAVID L ASHLOCK
FATANIA ATTAN
NAN SUSAN AUNG HTOO
CODY AUSBROOK
ROBERT AUSMUS
STEVEN AUTEN
JOSEPH AVILA
JOSE AVILA
SENG AWNG
ELIZABETH AYALA
ORLANDO AYALA
MARRIUM AYESHA
KRISTIN AYLETT
NORA BACKUS
PHILIPPE BAFOU PEUWO
JACOB BAIER
CORDERO BAKER
DWIGHT BAKER
JUAN BALANDRAN
JOHN BALDWIN
KHALEEL BALL
THOMAS BALL
AMISS BANDA
CLAUDIA BANDA
MYLES BARBER
GREGORY BARKER, JR.
JUSTIN BARLETT
LEROY BARNABAS
JAMES BARNES, III
DAVID BARNETT
ANA BARRAGAN DE ALTENEH
NEREYDA BARRIOS
TERESA BARRON
FRANCISCO BARTOLO GAONA
JAMIE BASSETT
SHERRY BATES
JAMES BAUGH
STUART BAUGH
SHANNON BECK
LIONEL BECKMAN
PHILLIP BEECHAM
EFTON BELL
BRANCE BELL
JASON BELL
MEKALA BELL
RUBEN BELLIDO FERRER
RAMON BENN
FRANCIS BENNETT, JR.
JOSEPH BENOIT
BONNIE BENSON
JARED BENTON
IDA BERMUDEZ
LIDIA BERNAL BECERRA
DAVID BERRY
SERGIO BESERRA
SHAQUAN BETHEA
CARL BEYER
DANIEL BIGBY
KENNETH BIGHAM JR
JEFFREY BILLY
PHILLIP BINFORD
AMIE BISHOP
VICKIE BLACK
ETHAN BLACKMAN
DONNA BLANKENSHIP
DAVID BLEVINS
DEVON BLOOD
NICHOLAS BOBBITT
LAM BOI
LHING BOI
JASMINE BOLDEN
ADELTRUDES BOND
JOSHUA BONEY
MICHAEL BONEY
KYLE BOOKOUT
ROGER BORJA BARREIRO
CINDY BOSTICK
LARRY BOWERS
EUGENE BOWMAN
CHARMAINE BOYCE
JOHN BOYD
JUSTIN BOYD
WYNETTA BOYD
JOHNNY BOZMAN
MARC BRADBURY
JESSE BRADEN
BRIAN BRADFORD
JAIME BRAME
SETH BRESSLER
KEIARA BRICE
QUINTON BROADNAX
ALAN BROCK
DUSTIN BROD
ARLUNDA BROOKS
DON BROOKS
WINSTON BROSEKE
ARIELLE BROWN
BRITTANY BROWN
DOMINIQUE BROWN
EDWIN BROWN
JAMES BROWN
JANICE BROWN
MITCHELL BROWN
STEVEN BROWN
VENUS BROWN
WILLIAM BROWN
LARODERICK BROWN
RUSTY BROWN
JOHNNY BROWN, JR.
CHRISTOPHER BRYANT
SEQUOYAH BUCHANAN
MINH BUI
VAN BUI
ROBBIN BULLARD
CORRELL BULLOCK
JASON BUNNELL
JOSHUA BURGESS
SCOTT BURGESS
LATISHA BURKHALTER
BEN BURLESON
ROBYN BURNETTE
CLIFTON BURRUS
WAYNE BUSH
COREY BUSH
DKAYLON BUSH
JEROME BUSH
VERENICE BUSTOS
ADRIAN BUTLER
JAMES BUTLER
ROSA BUTLER
JANIBAL CABUDOY
ALEJANDRO CADENA
FERMIN CADENA
MARBELLA CADENA
JOSE CADENAS
CLEVELAND CAGE, JR.
ELIZABETH CAGLE
YOSMAR CALDERA HERNANDEZ
MARGARITO CALDERON
SANDRA CALDWELL
TYLER CALICO
JORGE CALIXTO
EDWARD CALLOWAY
DESMOND CALLOWAY II
MARIA CAMACHO
TEVIN CAMERON
REGINALD CAMPBELL
RUSTI CAMPBELL
DAVID CAMPBELL
ODESS CAMREN
IESHIA CANADA
KEVIN CANADA
GILDA CANNADY
JACOB CANTREL
CAROMI CAPELLE
JAMES CAPELLE
BILLY CARDER
DREW CARDOZA
EMILY CAREY
TODD CARNER
CLARENCE CARR
SHAMAYA CARR
LISA CARRIERO
MICHAEL CARRILLO
JOHN CARSON
VINCENT CARSON
ALEXANDER CARTER
KEVIN CARTER
TERENCE CARTER
LARRY CARTER, JR.
ISMAEL CARVAJAL
CRISTOBAL CARVAJAL COLORADO
YVONNE CASE
BEATRIZ CASIANO
JORGE CASTELLANOS
DAVID CASTILLO
ISABEL CASTILLO LOPEZ
MARIO CASTRO JR.
ALEJANDRO CASTRO REYES
JEFFREY CAVALLO
BRIAN CAVNER
EDDIE CAVNER
HECTOR CAZARES
KARI CECIL
CORNELIO CEJA GRIMALDO
FRANCISCO CERVANTES
BRYAN CHADWELL
FABIAN CHAIREZ HERNANDEZ
GUADALUPE CHAIREZ-GALAN
LARRY CHALK
ZO CHAMA
RICKY CHAMBLISS
ROBERT CHANEY
NIN CHANGMAR
PATRICK CHAPMAN
CONNIE CHASTEEN
ALEEX CHATKEHOODLE
EDGAR CHAVEZ
GREGORY CHAVEZ
REBECCA CHEEK
KEVIN CHESTNUT
EDDIE CHOATES
TERRANCE CHOICE JR
AWI CIANG
MAU CIIN
KHAM CIN
LANG CIN
LUAN CIN
PAUL CIN
TUAN CIN
VUNG CIN
VUNGH CIN
AIH CING
CIANG CING
CIIN CING
CIN CING
CING CING
DIM CING
LIAN CING
LUN LAM CING
LUN CING
MAN LUN CING
MAN CING
NANG CING
NEM CING
NGAI CING
NGOIH CING
NIANG CING
NIIANG CING
NING CING
NUAM SUAN CING
NUAM CING
SAN CING
SIAN H CING
THANG ZA CING
VUNG SIAN LUNG CING
ZEN NEM CING
ZEN CING
THERESA CING KOK
DAVID CIRIACO
JUSTIN CLAIBORNE
LOURDES CLANCE
GEORGE CLARK
CHRISTI CLARK
JASON CLARK
SAMUEL CLARK, JR.
JUAN CLEMENTE VALLADARES
CLIFTON CLINE
RONNIE CLOWERS
DEVONTA COATS
BRYTON COBB
MARK COBB
KENNETH COCHRAN
TROY COCKRUM
BRANDON COLBERT
ROBERT COLE
MICHAEL COLE
CLAYTON COLLINS
JEREMY COLLINS
TIM COLLINSWORTH
AARON COLUMBUS
BOBBY CONDITT
DALE CONKWRIGHT
RAQUEL CONN
DAMON CONN
PATRICK CONN
JUDE CONNOLLY
MARK COOK
ALFRED COOKS

ALAINA COOKS
MICHAEL COOLIDGE
SCOTT COON
DONNA COONFIELD
JAMES COOPER
GREGORY COOPER
MICHELLE COPELAND
MARIANA CORDOVA
LORIN CORNWELL
GENOVEVA CORONA DE RIVERA
JOSE CORREA
ROSA CORTEZ
MICHAEL CORTEZ
FRED COTTON
VERNON COUSINO
ENOCH COX
MAGGIE COX
ADRIAN CRABTREE
JACOB CRABTREE
KATHLEEN CRABTREE
STEPHAN CRABTREE
WALTER CRAWLEY
COURTNEY CRAYNE
JACOB CRAYNE
BRADLEY CREWS
MIKEL CREWS
ZOEY CRITES
APRIL CROW
DARRELL CROW
FAWN CROWDER
SARAH CROWLEY
CHRIS CUMMINGS
ROBERT CUMMINGS
KEVIN CYRUS
ZIRAM DAHKUM
ZAWNG DAI
CING DAL
GIN DAL
JOHN DAL
NENG DAL
LIAN DAL
HENLEY DANG
JUSTIN DANIELS
CHARLES DANIELS
JOHN DANIELS
RICHARD DANIELSON
RONDARIUS DARDEN
JUNIE DARE
GERYL DAULONG
JENIFUR DAVIDSON
CAMERON DAVIS
DARRYL DAVIS
GREGORY DAVIS
JASMINE DAVIS
JERRY DAVIS
MATTHEW DAVIS
RICHARD DAVIS
RYAN DAVIS
TERRANCE DAVIS
VERONICA DAVIS
BILLY DAVIS, JR.
MYRA DAWSON
DANIEL DE CASAS
YOANA DE LA TORRE
DAVID DEASON
ZACHARY DECKER
SETH DeCOUX
CIIN DEIH
ISMAEL DELAPAZ
MATIAS DELAPENA JR
DOREEN DELEO
JUANA DELOBO
RAQUEL DELUNA
MATTHEW DEMAREE
RUSSELL DEMOSS
BARRY DENNIS
HELEN DENNIS
MICHAEL DENNIS
JOSEPH DENTON
DONALD DERAMUS, JR
CRYSTAL DERRICK
MATTHEW DESHAZER
AUDENCIA DEVILLA
ROY DEVILLE
JESSICA DEWITT
JONATHAN DIAZ
RODRIGO DIAZ-FLORES
CIANG DIM
DON DIM
HAU DIM
KAI DIM
MAN LUN DIM
MAN ZA DIM
NIANG DIM
THANG DIM
VUNG DIM
CING DIM TUANG
CATHERINE DIMICK
FRANK DIMOND
JOHAN DINA
LIAN DING
CONG DINH
QUANG DINH
TIEN DINH
DANE DIXSON
ALMA DOMINGUEZ
PABLO DOMINGUEZ
SOL DOMINGUEZ
NIANG DON
CIN DONG
MKSING DOPMUL
NANG DOPMUL
NIANGNUAM DOPMUL
THANGMINLIAN DOPMUL
DEVIN DORNAN
CHRISTOPHER DOTREY
JOHN DOVITSKI III
TIMOTHY DOWNS
ROGER DRAINE
SENECA DRENNAN
TYLER DRESSLER
MICHELLE DREW
CATHRYN DUBBS
DERRICK DUDLEY
SAMUEL DUELL HARRIS
THERESA DUGAN
DEREK DUKE
GUY DUNN
JUSTIN DUNN
LANIKA DUNN
WHITNEY DUNN
FERNANDO DURAN MIGUEL
RALPH DURBIN
KYLE DURNING
KATELYN DWIGGINS
RANDY DWIGGINS
CHRISTOPHER EASON
KRYSTLE EDENS
MARDIN EJERCITO
REIPIN ELIMO
MELISSA ELLIS
JEANNE ELLIS-RAPSON
TRACEE ELLISON
AUSTIN EMBRY
THANG EN
KHAM EN THANG
TINISHA ENGLISH
BENJAMIN ERNST
STEVEN ERVIN
CARLOS ESCOBAR KANAN
BRYANT ESCOE
DWIGHT ESKEW
NORBERTO ESPARZA-TORRES
JOAN ESPINA MATHEUS
DELIA ESTRADA
TYLER EVANS
MARCUS EVANS, JR
CHAD EVERS
KYLE EVITT
KURTIS EWING
JESSE EWTON
ARACELY FAGLIE
SHAWN FAIRLEY
MASON FALLING
JESSICA FARIA PORTILLO
AMY FEHNEL
CATALINA FERNANDEZ
CARLOS FERREBUS RIVAS
ROBERTO FERREBUZ RIVAS
DAVID FERRELL, II
ALFRED FETTERHOFF, JR
GARY FIELDS
THOMAS FIERROS
CHRISTIAN FIGUEROA MAURAS
V CHOK FILIPUS
ANDREW FINCH
JESSICA FINKBINER
STEPHEN FINNEY
BRUCE FISHER
RICKEY FISHER
ISAAC FLAHERTY
CHASTINEY FLETCHER
TYRONICA FLETCHER
PHILIP FLOOD
EFIGENIA FLORES
CAROLINA FLORES
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LARRY HIGHFIELD
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D'ANNA HILTON
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TU HKAWNG
MIN HLA
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ANDREW HODGES
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MELISSA IVY
TU JA
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JOSEPH JACKSON
MARY JACKSON
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LAANG KHAI
LANG KHAI
NANG KHAI
NGIN TUAN KHAI
NGIN CIN KHAI
PAU KIM KHAI
PAU SIAN KHAI
PAU KHAI
PAU ZA KHAI
PAUL KHAI

PETER KHAI
THAN KHAI
THANG S KHAI
THANG H KHAI
THANG KHAN KHAI
THANG SIAN KHAI
THANG LIAN KHAI
THAWNG KHAI
ZAAM KHAI
ZAM KHAI ZOMI
THURA KHAING
DONGH KHAM
GO KHAM
LIAN KHAM
MUNG KHAM
PAU KHEN KHAM
PAU DO KHAM
PAU KHAN KHAM
THANG KHAT
CING KHAWL
PAU KHEH
CING KHEK
KAM KHEN
NIANG KHOI
NGAM KHOLEL
NO KHONG LANG
DAI KHUAL
HAU KHUAL
KAM KHUAL
PAU KHUAL
THANG LIAN KHUAL
THANG S KHUAL
THANG SIAN KHUAL
CIN KHUP
DAI KHUP
KAP KHUP
KHAM KHUP
LIAN KHUP
MANG KHUP
NANG LIAN KHUP
NANG SUAN KHUP
PAU CIN KHUP
PAU LIAN KHUP
PETER KHUP
THANG SUAN KHUP
THANG GO KHUP
THANG LIAN KHUP
AMANDA KIDD
BIAK KIL
ANDREW KILGORE
CIANG KIM
CIIN KIM
CING KIM
DIM KIM
EDWARD KIM
MAN KIM
NANG ZA KIM
NENG KIM
NING KIM
PA KIM
THANG ZON KIM
THANG KIM
THANG DEIH KIM
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ZAM KIM
KEVIN KIMBALL
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MARTIN KINDLE
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ZVJEZDANA LALIC
GIN LAM
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LAMI LAM TUNG
ANGELA LAMBERT
MYOSHIA LANDRUM
ROADY LANDTISER
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GIN LANG
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DO LANGH
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SHANNON LASATER
SENG LASI
TAMESHIA LAURY
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ALLEN LEE
DARREN LEE
PO LEE
JACQUELINE LEE
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MARK LEHMAN
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GIN KHAN LIAN
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NO LIAN
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THANG KHEN LIAN
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VI LIAN
VUM LIAN
LAL LIANA
SAWM LIANA
MICHAEL LILLARD
JEREMY LILLY
PING LIN
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FRANK LINDSEY
KEITH LINKER
BRIAN LITTLE
SERGEI LITVINOV
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ASPEN LLOYD
MATTHEW LOEWEN
OLIVER LOGAN
BENJAMIN LOGSDON
ALANA LOMAE
LABIL LOMAE
JAMES LONDONO CORO
RICKY LONG
ELIZABETH LOONEY
ANGEL LOPEZ
MARGARITO LOPEZ
NICELT LOPEZ
THOMAS LOPEZ
BENJAMIN LOPEZ
EDUARDO LOPEZ OLIVARES
JOSE LOPEZ OLIVARES
MARK LOTAKOON
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EDGAR LOZANO
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SCOTT LUDGATE
JARROD LUDLOW
QUANNAH LUDLOW
EVELYN LUGO-ORTIZ
DAWN LUKE
JEROLYNN LUKE
HAWNG LUM
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DIM LUN
HAU LUN
HKIN LUN
KHUP LUN
KIM LUN
LIAN LUN
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NIANG NGAIH LUN
THANG LUONG
THI LUU
JACOB LUZIER
KELLY LYBARGER
GERRY LYDIA
SAMUEL LYNCH JR.
AHCHANG MABU
HAMSAR MABU
CARMEN MACIAS TERRAZAS
JORDAN MACK
KEITH MACKEY
RUSTIN MACKEY
LARRY MADALONE, II
JORGE MADRIGAL
CORY MAHONEY
TAM MAI
CHRISTOPHER MAIDHER
CARLOS MALONE
KI MALONE
TIFFANY MALONE
JOSHUA MALOY
JEFFREY MALY
CING LUN MAN
CING SAN MAN
LIAN MAN
NIANG MAN
ZEN MAN
TAM MANA
MARIA MANCILLA
CHIN MANG
CIIN KHO MANG
CIN KHAN MANG
CING MANG
DAI MANG
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EN MANG
GIN MANG
HAU MANG
HAU DO MANG
KAM KIM MANG
KHAI KHAN MANG
KHAM MANG
KHAM TUNG MANG
KHAM LAM MANG
KHAN MANG
KHUP MANG

KIM MANG
LAGH MANG
LIAN MANG
LIAN SIN MANG
LIAN NGAIH MANG
LIAN NGAIH MANG
LINUS MANG
NIAN MANG
NING MANG
THANG MANG
VUNG MANG
ZAM MANG
ZEN MANG
MARQ MANNING
BARBARA MANNS
ZAU MARAN
APRIL MARGWARTH
PAUL MARGWARTH
WILLIAM MARKWARDT
MARIA MARQUEZ DE-GILBREATH
MARIANA MARQUEZ MARQUEZ
ANA MARROQUIN
VICKEY MARS
ERROL MARSHALL
ANTONIO MARTIN
DANIEL MARTIN
GAVIN MARTIN
JERRY MARTIN
MICHAEL MARTIN
WILLIAM MARTIN
FLORENTINO MARTIN-ROMO
AMANDA MARTINEZ
DIANA MARTINEZ
JULISA MARTINEZ
OBDULIA MARTINEZ
RAUL MARTINEZ
HECTOR MARTINEZ MOLINA
YESENIA MARTINEZ VAZQUEZ
THOMAS MASENGALE, JR.
JAMES MASON
BEVERLEY MASON
DAVID MASON
SHERIDAN MASON
CRISTIE MASSEY
MARCELINO MATA
SANDRA MATA
ELVIN MATHIS
LENON MATOS FELIZ
RON MAUCH
CIIN MAWI
RAM MAWI
PATRICIA MAXIMO
DYLAN MAXWELL
LEONARD MAXWELL
SHANE MAYHUGH
COURTNEY McAFEE
TINA McBEATH
ROBERT McBOWMAN
MYRA MCBRIDE
MICHAEL MCCALISTER
MYKEA McCALISTER
ELIZABETH MCCALL
FRANCIS MCCLAIN
ROBERT McCLEARY
DIRK McCLELLAN
WALTER McCLUSKY
CHERYL MCCLUSTER
AARON MCCONNELL
MICHAEL McCONNELL
JAKE MCCORMICK
DEBRA MCCOWAN
WESLEY McCOWAN, JR.
RASHAAD MCCRAY
MICHAEL McCUIN
KATHY McCULLOCH
LOYD McDANIEL
JAMES McELROY
NICHOLAS McELROY
MICAH MCELWEE
CLAYTON McFALL
JEFFERY McGEE
RONNIE JOE McGEE
RONNIE JOE McGEE
DAVID MCGILL, JR
PETER MCINTIRE
JOHN McINTYRE
DANIEL McKEE
CHRISTOPHER MCKEE
DONNA McKINNEY
GEORGIE MCNAC
SEAN McNARY
GINA MEANS
JON MEDEIROS
LUIS MEDINA MARCANO
ELIZABETH MEDINA-MACEDO
MICHAEL MELLOTT
BRIANNA MELTON
SILVESTRE MENDEZ GONZALES
ANTONIO MENDOZA
BILLY MERRELL
JOHNNY MERRELL, JR
STEVEN METCALF
JERRY MEYER
NICOLE MICHAEL
CARMEN MILAM
MICHAEL MILES
CEDRIC MILES
SHELLY MILLER
JENNIFER MILLS
TYRELL MIMS
DALLAS MITCHELL
JASON MITCHELL
PHILLIP MITCHELL
ROBERT MITCHELL
VOLTA MITCHELL
PORSHA MITCHELL
ERASMO MOCTEZUMA
JAY MODISETTE
BIASNEY MOJICA CASTANEDA
JOSUE MOJICA TORRES
RAFAEL MONARRES
ALEXIS MONASTERIO AGUILERA
BLANCA MONDRAGON
DINORA MONROY DE DIAZ
IRIS MONTANEZ
FIORELA MONTANO
NATALIE MONTANO
JOHNNY MONTOYA
CORDELL MOORE
HERBERT MOORE
MARIO MOORE
PHILLIP MOORE
TONY MOORE
ALFONSO MORAN
TONY MOREHEAD
LUKE MOREY
ELROY MORGAN
MATTHEW MORGAN
JESSAMYN MORRIS
PATSY MORRIS
JAMES MORROW
WALTER MOSER
AUQUAN MOSES
PHILLIP MOSS, JR.
CLAYTON MOTE
CING MUANG
MUA MUANG
NIANG MUANG
TUANG MUANG
ZAM MUANG
DELCIMAR MUJICA MENDEZ
ERIC MULLINIKS
ALONZO MUMPHREY
THANG LUM MUN
THANG SIAN MUN
CIN DEIH MUNG
CIN KHAN MUNG
CIN SIAN MUNG
DAII MUNG
GINDAL MUNG
HAU MUNG
HERO MUNG
JAMES MUNG
KAI MUNG
KHUAL MUNG
KHUP GEEL MUNG
KHUP KHAN MUNG
LANG KHAN MUNG
LANG LAM MUNG
LIAN MUNG
NANG SIAN MUNG
NGO MUNG
PAU SIAN MUNG
PAU KHAN MUNG
PAU LIAN MUNG
PAU LIAN MUNG
PETER MUNG
SANG MUNG
SUAN MUNG
THANG KHAN MUNG
THANG LAM MUNG
THANG DEIH MUNG
VUM MUNG
TRAVIS MUNGER
GABRIEL MUNIZ GONZALEZ
JESUS MUNOZ
AUDIE MURRAY
MA MUSHRUSH
JOHN MUTANDA
ROSY MUZIKA
JACOB MYERS
CHOI NAING
SAW NAING
DIEGO NAJERA
LAWRENCE NANG
SING NANG
THOMAS NANG
DARIN NARBOE
NOORY NARTIN
CARDRICO NASH
THANG NAULAK
ZAM NAULAK
MARIA NAVA
BAWK NAW
CLAYTON NEAL
DARYL NEALY, JR
NIANG NEL
JEFFREY NELSON
HENRY NELSON JR
CING NEM
DIM NEM
SAN NEM
DEI NENG
JOSHUA NETTEN
SETH NETTEN
ROBERT NEZ
DIM NGAIH LIAN
MANG NGENZO
NUAM NGIN
ZAM NGIN
EN NGO
PAU NGO
A VAN NGUYEN
DUONG NGUYEN
HUNG NGUYEN
HUU NGUYEN
MANH NGUYEN
NOI NGUYEN
PHUOC NGUYEN
THANH NGUYEN
HKAWN NHKUM
CIN MAN NIANG
CIN NGAIH NIANG
CING KHAWM NIANG
CING SIAN NIANG
CING TAWI NIANG
CING KHAN NIANG
DIM L NIANG
DIM HAU NIANG
DIM MAN NIANG
EN NIANG
ESTHER NIANG
ESTHER HAU NIANG
GIN NIANG
GO NIANG
HAU NIANG
KAP NIANG
KHAN NIANG
KHEM NIANG
LAM NIANG
MAN NIANG
MANG NIANG
NGO NIANG
PUM NIANG
TUAL NIANG
VUNG NIANG
VUNG NIANG
ZEL NIANG
JACOB NICHOLS
SIMON NIEKERK
JOHN NIMAL II
THANG NING
ZAM NING
ERICA NIXON
MEAGAN NIXON
CING NO
CING NO
JACOB NOE
NUAM NOO
WILLIE NORFLEET
ERIC NORRIS
JODY NORTHRUP
JERRY NOWEL
JACOB NOWLIN
TUMAI NPAWT
NGIN NTEM
KIM NU
LIAN NU
MANG NU
CIIN NUAM
CING ZA NUAM
CING KHAN NUAM
CING DO NUAM
DIM NUAM

LAWH NUAM
MAN NUAM
NIANG NUAM
NING NUAM
THANG NUAM
THERESA NUAM
CING NUAMBOIH
WILMER NUNEZ CHIRIVELLA
NGIN NUNG
LAYAUK NYOI
MICHAEL O'BRIEN
BRUNO OCHOA
MICHAEL ODOM
ALEXANDER OFOSU
RICKEY OGANS
UDUIHAYE OGEDENGBE
WYATT OGLE
ANTHONY OLIVERAS
SONYA OLSON
ERIC OLSON
KEITH OLSON
JAMES ONEILL, JR
CHRISTINE ONEY
PAUL ONYENEHO
WAI OO
VICTOR ORONA
LETICIA ORONA
MARGARITA ORONA
MARIA ORONA
ERLINDA ORTEGA
DAVID OSBORNE
OFELIA OSUNA
JENNIFER OVERMEYER
JOHNNY OWENS
MIGUEL PABON
KENNYS PACHECO SALAZAR
MARK PAGE
JORDY PAREDES
HEIDI PARK
BILLY PARKER
MICHAEL PARKER
RITA PARKER
ROBERT PARKER
DEIDRA PARKER
ELIZABETH PARKER
KEYANNA PARKER
JUSTIN PARTNEY
CODY PASEMAN
JASON PATE
CALEB PATERIK
JOHN PATTERSON
PAUL PATTERSON
LAUREN PATTERSON
CIANG PAU
CIN LIAN PAU
CIN N PAU
DAI KHEN PAU
DAL ZA PAU
DAL KHAN PAU
DO PAU
EN PAU
GIN SIAN PAU
GIN SUAN PAU
KAM PAU
MUNG PAU
NANG PAU
NENG PAU
PUM PAU
THANG PAU
ZAM LAM PAU
ZAM KHAN PAU
ZAM KHEN PAU
ZOO PAU
MANI PAZHANATHADALAM
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